SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Financial Statements

Gafisa S.A.

December 31, 2014

and Report of Independent Registered Public Accounting Firm

(A free translation from the original in Portuguese into English)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Financial Statements

December 31, 2014

Table of contents

Management Report	1
Report of Independent Registered Public Accounting Firm	11

Audited financial statements

Balance sheet	14
Statement of profit or loss	16
Statement of comprehensive income	17
Statement of changes in equity	18
Statement of cash flows	19
Statement of value added	20
Notes to the financial statements	21
Management statement on the financial statements	100
Management statement on the report of independent registered public accounting firm	101
Minutes of the Meeting of the Audit Committee	102
Minutes of the Meeting of the Fiscal Council	103
Minutes of the Board of Directors’ Meeting	105
Earnings Release 4Q14	106

Management report 2014

Dear Shareholders,

The management of Gafisa S.A. ("Gafisa" or "Company") is pleased to submit for your review the Management Report and the corresponding Financial Statements, together with the Independent Auditors and the Fiscal Council reports for the fiscal year ended December 31, 2014. The information is presented in millions of reais and on a consolidated basis, unless specified otherwise, and in accordance with accounting practices adopted in Brazil.

MESSAGE FROM MANAGEMENT

Despite a challenging environment, the Company remained focused on maintaining operating performance, increasing profitability, and generating shareholder value in 2014.

Last year, we made further headway in managing our working capital. By streamlining the production cycle, we were able to shorten overall construction time and strengthen the financial management of construction overall. We also increased both the quality and speed of the transfer process and completed almost all legacy projects at Tenda, thereby improving the management of our capital employed. This allowed us to begin 2015 in a strong position and keep pace with the business cycle, despite current economic uncertainty in Brazil.

In this context, we would like to note the sound performance of Gafisa and Tenda’s projects during the year and their contribution to the Company’s consolidated results. The adjusted gross margin reached 33.2% in 2014, around 2 percentage points higher than a year ago. The Gafisa segment maintained consistent results with an adjusted gross margin of 35.4% in the year. The Tenda segment benefited from the consolidation of its New Business Model and consequently a larger contribution of new projects to results. Tenda ended the year with an adjusted gross margin of 26.9%, significantly higher than 2013.

Last year was impacted by several one-off events, including the World Cup at the end of 1H14, uncertainty and turbulence around the presidential elections at the end of the year, and continuing economic stagnation in Brazil. These factors resulted in challenging conditions in various sectors, including the real estate market, creating a slowdown in demand; especially in the medium- and high-income brackets. Consequently, the Gafisa segment is being very selective in the development and launch of products in order to prioritize stable levels of profitability. The segment is also maintaining a conservative stance towards new investments.

During the 2014 year the Gafisa segment launched R$1.0 billion in total, which is slightly below guidance of R$1.1 – R$1.2 billion. Given the uncertainty in the economic environment and a lower level of consumer confidence, the Gafisa segment chose to postpone the launch of some of its planned projects in the hopes of better market conditions in 2015. This strategy is also expected to result in higher levels of profitability, consistent with the Company's expectations. It is also aligned with increased market risk and conservatism regarding the use of available cash.

For the Gafisa segment, the past year was another important step in the consolidation of its production cycle. From an operational point of view, we ended the year with strong delivery volumes, including 23 projects/phases, corresponding to 3,806 units, and transfers of R$1.6 billion. The result reflects the increasing level of control and efficiency in the segment’s operations. Currently, Gafisa has 41 projects under management which are all within contractual deadlines, confirming our commitment to clients.

Gafisa segment ended the year with turnover in the portfolio of approximately R$2.3 billion, of which R$143.1 million is related to projects outside the Rio-São Paulo area, a 47.5% decrease year-over-year. It is worth noting the more long-term and balanced profile of the Gafisa segment’s inventory, with a high composition of total inventory (63.2%) scheduled for delivery from 2016 onwards. These factors combined enable greater flexibility for the sale of these units.

Looking ahead to 2015, given the likely continuation of the current economic scenario, we expect to maintain the more conservative approach, particularly with regards to the placement of products in the market. Priority will be given to those projects with higher liquidity, in order to achieve a good level of sales and profitability. Efforts made in the last two years, including the restoration of our landbank and the achievement of a higher level of operational efficiency and balance, gives us comfort over the development of the business plan for the year.

Turning to the Tenda segment, last year was a defining point in the turnaround process. Having focused on the delivery of the remaining units of legacy projects, we ended the year with only three such construction sites, equivalent to 2,593 thousand units in construction, which we expect to be completed by the end of the first half of 2015. This compares with nearly 31 thousand outstanding units in early 2012. Another key advance for the Tenda segment in 2014 was the performance and high volume of deliveries on New Model projects. Last year 9 projects / phases totaling 1,700 units and R$ 213.8 million in Potential Sales Value (PSV) were delivered. All were launched in 2013 under the New Model. It is noteworthy that in these first successful deliveries and other new projects under construction, Tenda achieved the profitability drivers established for the operation of the New Model projects: adjusted gross margin was above the floor of 28%; average monthly VSO was between 5-7%; and recently, in October 2014, with change in the sales process, the level of cancellations is expected to be around 15% of total gross sales.

In 2014, the Tenda segment launched 14 projects, totaling R$613.3 million in PSV, in line with launch guidance for the year. Tenda continues to believe in the resilience of its market in the face of a more uncertain economic scenario. Demand in the low income housing segment remains strong thanks to low unemployment and continued access to credit.

For the coming year, the Tenda segment continues to seek increased scale through growth in launches and the implementation of strategies to ensure the achievement of solid sales volume. Tenda will also actively seek out new businesses, taking advantage of the opportunities created by the general market environment. Consistent results in the New Model projects reinforces our confidence in the business plan for 2015.

Consolidated Gafisa and Tenda launch volumes reached R$241.5 million in the quarter and R$1.6 billion in the year. Net pre-sales were R$303.9 million in the quarter and R$1.2 billion in the year. Adjusted gross profit was R$190.1 million, with a margin of 30.2% in the quarter. On a full year basis, adjusted gross profit totaled R$713.3 million, with a margin of 33.2%, above the prior year.

We are consistently seeking greater efficiency and productivity in the business cycle in both segments. In 2014, this led to a 19.9% year-over-year drop in the level of selling, general and administrative expenses, due to the reforms implemented over the past two years.

Consolidated net income was a positive R$8.0 million in the fourth quarter, comprising Gafisa’s net income of R$36.8 million, and a loss at Tenda of R$28.8 million. For the full year 2014, net income was negative R$42.5 million, as Gafisa reported net income of R$66.5 million and Tenda reported a loss of R$109.4 million.

Again, we highlight the Company's cash generation throughout the year. We ended 4Q14 with operating cash flow of R$ 103.1 million, reaching R$ 298.6 million in the year, reflecting: (i) the sound performance of the transfer process, with approximately R$ 1.7 billion transferred to financial institutions in the year; and (ii) the greater assertiveness and control of our business cycle. Free cash flow was positive again, reaching R$38.3 million and totaling R$81.0 million in the year. Total cash generation excludes certain non-recurring effects such as share repurchases and expenses related to the Alphaville transaction, which impacted the full year of 2014.

At the end of 2014, the net debt/equity ratio was slightly higher than the previous quarter, reaching 47.1%. Excluding project financing, net debt/equity totaled a negative ratio of 19.0%.

The spinoff process is ongoing. The brands are currently operating independently, with their own structures that reflect the specifics of their business models. We continue to work with partners and bankers in order to advance the separation of financial products that have already been structured, as well as to open specific credit lines for each company.

Finally, we would like to note all the initiatives taken in 2014 to remunerate our shareholders. During the year, the Company distributed to its shareholders, in the form of interest on capital and dividends, approximately R$163.1 million, or R$0.40 per share, representing a cash yield of 17.9% compared to the year-end stock price. In addition, since the beginning of 2013, and in-line with the policy of maximizing shareholder value through the various buyback programs open throughout the period, we disbursed approximately R$208.7 million in the acquisition of nearly 73.2 million shares, of which 57.5 million have been canceled, representing nearly 15.2% of the total outstanding shares issued by the Company. In early February, a new share repurchase program comprising 27 million shares was opened. It should be noted that despite the volume repurchased, the Company reaffirms its commitment to capital discipline, limiting the implementation of the new program to a net debt/equity ratio of 60%.

Over the last year, Gafisa and Tenda both strengthened their operational and financial cycles, positioning them for challenges in the market environment in 2015. The Gafisa segment, with consistent performance and streamlined operations, is focused on improving its level of capital employed. The Tenda segment is ready to increase the volume of new projects, backed by strong results obtained in the projects launched under the New Business Model. The Company continues to advance guided by the objectives of profitability and value creation to its shareholders, capital discipline, and its intention to maintain and improve results over the coming year.

CONSOLIDATED OPERATING AND FINANCIAL PERFORMANCE

The total volume launched by the Company amounted to R$1.6 billion in 2014, an increase of 14.9% over 2013. The volume launched was slightly below the guidance released by the Company, in the range of R$ 1.7 to R$ 2.0 billion, due to the Company's strategic decision of postponing some planned launches in the Gafisa segment for 2015, since the market conditions were not appropriate.

In 2014, 23 projects/phases were launched, in 5 states. Considering PSV, the Gafisa segment was responsible for 62% of launches in the year, and Tenda for the remaining 38%.

Consolidated pre-sales totaled R$1.2 billion in 2014, down 17% from R$1.4 billion recorded in 2013. Consolidated sales from launches in the year represented 43% of the total, while sales from inventory comprised the remaining 57%. Consolidated inventory at market value decreased 2.7%, R$85.3 million in the quarter, reaching R$3.1 billion, compared to R$3.2 billion recorded at the end of 3Q14.

Consolidated sales over supply (SoS) was stable in the year, at 8.9% in 4Q14, compared to 6.7% in 3Q14. For the year, consolidated SoS was 27.9%.

Throughout 2014, the Company delivered 10,070 units. The Gafisa segment delivered 3,806 units, while the Tenda segment delivered the remaining 6,264 units.

In 2014, our net revenue reached R$2.2 billion, 13.3% lower than 2013. Reported gross profit for the year was R$541.7 million, down 12.3% from R$617.4 million recorded in 2013. Adjusted gross margin went up to 33.2%, as compared to 31.2% reported in 2013.

Adjusted EBITDA totaled R$71.7 million in the 4Q14, and R$261.5 million in 2014. Excluding the Alphaville equity income impact, adjusted EBITDA reached R$51.0 million in 4Q14 and R$229.2 million in the year.

Gafisa Group ended the 4Q14 with a net profit of R$8.0 million. In the year, net income was negative R$42.5 million.

Our balance sheet key indicators stayed at safe and comfortable levels throughout the year. The Gafisa Group ended 2014 with R$1.2 billion in cash.

The Company's consolidated gross debt was reduced to R$2.6 billion at the end of 4Q14, compared to R$2.8 billion at the end of 3Q14, while net debt was stable compared to the previous year, at R$1.4 billion in December 31, 2014.

The Company’s leverage, measured by the Net Debt/Equity ratio, reached 47.1% at the end of 2014. Excluding project finance, the Net Debt/Equity ratio was negative 19.0%.

2014 was a year marked by some relevant events, which resulted from the implementation of corrective actions taken since the beginning of the turnaround process. These actions include the maintenance of Gafisa segment’s consolidation strategy in the Rio and São Paulo states, the reduction in the number of projects related to the legacy projects, the resumption and development of the Tenda segment launches within its New Business Model, and finally the improvement of the Company's capital structure through the Alphaville transaction. As a result, the Company was well positioned for a new sustainable and profitability growth cycle.

Gafisa Segment

Gafisa segment reached R$1.0 billion in launches, down by 5.7% year-over-year. The segment was responsible for 62% of the period’s consolidated launches.

In the 2014, net sales totaled R$811.0 million, down 15.6% year-over-year. Units launched during the year represented 42.2% of total, while sales from inventory accounted for the remaining 57.8%. Sales speed was 26.1% in 2014.

During 2014, Gafisa launched 23 projects/phases and delivered 3,806 units.

The market value of Gafisa segment inventory reached R$2.3 billion in 2014, or 73% of total consolidated inventory.

In terms of revenues, Gafisa reached R$1.6 billion in net revenues in 2014, while adjusted EBITDA was R$296.7 million.

Tenda Segment

2013 was characterized by the evolution in Tenda segment launches using the New Business Model, along with another significant deliveries in relation to old projects,  and the segment is nearing the completion of the last legacy units.

Tenda reached a PSV of R$613.3 million in launches, related to 14 new projects. The segment was responsible for 38% of consolidated launches.

Tenda reached R$396.0 million in net pre-sales for the 2014 year, compared to R$490.4 million in 2013. Speed of sales for the segment was 32.3% in 2014. It is worth noting that, out of the R$613.3 million launched in 2014, we recorded sales of R$176.8 million.

Throughout the year, R$715.7 million, relative to 5,522 units, were already transferred to financial institutions.

In 2014, Tenda launched 30 projects/phases and delivered 6,264 units.

The market value of Tenda inventory was R$828.7 million at the end of the year, representing 26.5% of total consolidated inventory.

Tenda reached R$570.1 million in net revenues in 2014.

Human Resources

Gafisa’s people are its greatest asset. Our team is made up of individuals with a unique way of thinking that are in-line with our corporate vision, values and culture. This culture and team have been built up over the past 60 plus years. The commitment of Gafisa’s people is to achieve results. Results aimed at delivering quality products and respecting the customer, which are foundations of the brand’s competitive position.

We have an experienced professional team that is at the forefront of the Brazilian real estate industry. Many of the professionals who make up our workforce started their careers at the Company.

Approximately 70% of our leaders were trained within the Company, through talent training programs.

Our CEO started his career as a trainee of the Company and 50% of the current directors have followed the same path of success, starting in our Trainee Program.

Currently, this program has about 320 students (230 in Gafisa and 90 in Tenda) and 85% of them are studying civil engineering. The selection, evaluation and remuneration of our employees is based on daily commitment to our values. These should be practiced by everyone in their working attitude, decision-making, strategic actions and relationships with customers, suppliers, investors and the community.

The Company's remuneration policy is applicable for employees, including members of the Board of Directors, Fiscal Council and Executive Board (statutory and non-statutory), and is in-line with the best corporate governance practices. We aim to attract and retain the best professionals. The remuneration policy is established based on market research and is directly linked to the alignment of interests of executives and the Company's shareholders.

The meritocratic model is based on variable remuneration. A significant percentage of the total remuneration is linked to the achievement of corporate results and individual goals. All employees have objective individual targets directly related to the Company's strategy and key indicators of our business.

Regarding Directors and Managers, in addition to the short-term variable remuneration, there is also a portion of long-term incentives (in the form of grant of stock purchase options), which allows for even greater share of the risk and the Company’s results with its top executives, a characteristic of a transparent policy aimed at achieving long-lasting results.

Safety and prevention of accidents at work are important issues. Therefore, we maintain an ongoing program of identification, prevention and mitigation of risk, which aims to preserve the physical integrity of our employees and provide the foundation for a healthier life. For us, investing in security is welfare assurance within and outside the workplace. We offer training programs for the field teams (working at our construction sites), as well as for third parties’ employees who work for us.

The Company relies on the collaboration of 2,162 employees (1,152 in Gafisa and 1,010 in Tenda – based on Dec/14), as well as the third parties’ employees mentioned above.

Research and Development

Gafisa, in order to maintain its position as a leader in its field, has and encourages multiple strategies focused on innovation.

Since 2006, the Operations and Technology Development (DOT) area, which is mainly focused on the search for technological innovations and process improvements, has been producing solutions that have helped to create competitive market advantages.

The Product Development team monitors the main trends and implements unique ideas in our projects.

The Market Intelligence and the Institutional Marketing areas are examples of other groups that support the business areas with information and innovative ideas.

In addition to these, each year support areas such as planning and IT develop projects and tools for monitoring business indicators and increasing efficiency in our internal processes, construction, sales, etc.

These teams also use funds allocated in all areas of the Company to implement and provide feedback for project development. We understand that the multidisciplinary contribution is essential for the evolution of new ideas within the Company.

CORPORATE GOVERNANCE

Board of Directors

Gafisa’s Board of Directors is the decision making body responsible for formulating general guidelines and policies relating to the Company's business, including long-term strategies. In addition, the Board also names executive officers and oversees their activities.

The Board of Directors' decisions are ratified by the majority vote of its members. In the case of a tie, it is up to the President of the Board of Directors to cast the deciding vote, in addition to his/her individual vote.

The Board consists of seven members elected by the General Shareholders’ Meeting, of which six (86%) are independent, considering not only the independent concept of BM&FBovespa’s Novo Mercado, but also the New York Stock Exchange (NYSE), which is more restrictive and requires that all listed companies have a board of directors comprised mostly of independent members, while BM&FBovespa’s regulations establish a minimum of 20% independent members. As required by the Novo Mercado Regulation, the members’ term is two years, re-election allowed and subject to removal from office by shareholders in a General Meeting.

The table below shows the members of the Board of Directors.

Name	Position	Election Date	Term
Odair Garcia Senra*	Sitting Member and Chairman of the Board of Directors	04/25/2014	AGM 2016
Guilherme Affonso Ferreira	Sitting Member	04/25/2014	AGM 2016
Maurício Marcellini Pereira	Sitting Member	04/25/2014	AGM 2016
Cláudio José Carvalho de Andrade	Sitting Member	04/25/2014	AGM 2016
José Écio Pereira da Costa Junior	Sitting Member	04/25/2014	AGM 2016
Rodolpho Amboss	Sitting Member	04/25/2014	AGM 2016
Francisco Vidal Luna	Sitting Member	04/25/2014	AGM 2016

* Odair G. Senra is a non-independent member of the board of directors, in accordance with the regulations of the NYSE and the Novo Mercado.

Fiscal Council

Gafisa’s Bylaws provide for a non-permanent Fiscal Council, which can be formed and have its members determined by a General Shareholders’ Meeting, as provided by Brazilian Corporate Law. The Fiscal Council, when formed, will consist of 3 to 5 members, with an equal number of alternates.

The operations of the Fiscal Council end at the first Annual General Meeting ("AGM") held after its formation, and its members can be re-elected. The remuneration of the Fiscal Council members shall be set by the General Shareholders' Meeting that elects them.

The AGM of April 25, 2014 appointed the members of the Fiscal Council, which will operate until the Company's next Annual General Meeting to be held in April 2015.

Currently, the Fiscal Council is composed of Messrs. Olavo Fortes Campos Rodrigues Junior, Peter Edward Cortes Marsden Wilson and Luis Fernando Brum de Melo as sitting members and Messrs. Marcello Mascotto Iannalfo, Marcelo Martins Louro and Laiza Fabiola Martins de Santa Rosa as alternate members.

Management Team

The Executive Board is the Company's body mainly responsible for the daily administration and monitoring of the general policies and guidelines established by the General Shareholders’ Meeting and the Board of Directors.

Gafisa’s Executive Board must consist of a minimum of two and a maximum of eight members, including the President, the Chief Financial Officer and the Investor Relations Officer, elected by the Board of Directors for a term of three years, re-election allowed as per the Bylaws. Currently, five members comprise the Board:

Name	Position	Date of Investiture	Term
Sandro Rogério da Silva Gamba	CEO	05/05/2014	05/04/2017
André Bergstein	CFO and Investor Relations Officer	05/05/2014	05/04/2017
Luiz Carlos Siciliano	Operating Executive Director	05/05/2014	05/04/2017
Octavio Marques Flores	Operating Executive Director	05/05/2014	05/04/2017
Katia Varalla Levy	Operating Executive Director	05/05/2014	05/04/2017

Committees

The Company has three advisory committees to the Board of Directors, on a permanent and statutory basis, and that must be composed of three independent members of the Board of Directors. These Committees have no decision making power - working in an advisory capacity only for the Board of Directors, which is always responsible for the final decision:

▪ Appointments and Corporate Governance Committee: aims to periodically analyze and report issues regarding the size, identification, selection and appointment of the Board of Directors, Management and candidates nominated to join the Board and its Committees, as well as developing and recommending governance principles applicable to the Company. It is currently presided by Claudio José Carvalho de Andrade, and the members Rodolpho Amboss and Guilherme Affonso Ferreira.

▪ Audit Committee: is responsible for the planning and reviewing of the Company’s annual reports and quarterly accounts, as well as the involvement of auditors in the process and is specially focused on the compliance with legal requirements and accounting norms, ensuring the maintenance of an effective system of internal controls. This Committee must be composed of members experienced in matters relating to accounting, auditing, finance, taxation and internal controls, and one of the members must have vast experience in accounting and financial management. It is currently presided by José Écio Pereira, and the members Maurício Marcellini Pereira and Francisco Vidal Luna.

▪ Compensation Committee: is responsible for evaluating and making recommendations to the Board of Directors regarding the compensation policies and all forms of remuneration to be offered to the Executive Directors and other Company’s employees. It is currently presided by Claudio José Carvalho de Andrade, and the members Rodolpho Amboss and Guilherme Affonso Ferreira.

The Company also has three non-statutory advisory committees to the Board of Directors, composed of Directors and Managers of the Company:

▪ Ethics Committee: is responsible for monitoring practices adopted by the entire organization, ensuring that they are compatible with Gafisa’s vision and values and in line with the principles and conduct guidelines in the Code of Ethics. This Committee is overseen by the Audit Committee.

▪ Investment Committee: is responsible for analyzing, discussing and recommending the acquisition of new properties and real estate launches; advising the Directors on the negotiation of new contracts and project structuring; monitoring releases of funds and the Company’s cash flow; and, in special cases, participating in the negotiation and structuring of new types of agreements. This Committee is composed only of Statutory Directors of the Company.

▪ Finance Committee: is responsible for evaluating and providing recommendations to the Board of Directors about risk policies and the Company’s financial investments. This Committee is composed of Executive Officers of the Company.

The composition of these committees can be accessed on the Company’s Investor Relations website: www.gafisa.com.br/ri.

Dividends, Shareholder Rights and Share Data

In order to equally protect the interest of all shareholders, the Company determines, in accordance with the current legislation and best governance practices, the following rights to Gafisa’s shareholders:

▪ vote at the General Meeting, annual or extraordinary, and make recommendations and guidelines to the Board of Directors in the decision making processes;

▪ receive dividends and participate in the distribution of profits or other distributions relating to shares, in proportion to their holdings in the Company’s capital stock;

▪ overseeing Gafisa’s management, as per the Bylaws, and to withdraw from the Company in cases provided for by Brazilian Corporate Law; and

▪ receive at least 100% of the price paid per common share of the control block, according to the regulations of the Novo Mercado, in the case of public offering of shares as a result of the Company's loss of control.

Under Article 47, paragraph 2 (b) of the Bylaws, 25% of the balance of net income of the fiscal year, after deductions provided for in the Bylaws and adjusted pursuant to Article 202 of Brazilian Corporate Law, will be paid as dividends to all shareholders.

Due to the accumulated loss of R$42.5 million, calculated in the fiscal year ended 12.31.2014, the management proposal to be voted on at the General Meeting to be held in April 2015, will not include the distribution of dividends for the fiscal year of 2014.

CAPITAL MARKETS

The Company, who´s capital is publically traded, remains the only Brazilian real estate company to have its shares traded on Level 3 ADRs on the New York Stock Exchange (NYSE), and is one of the most liquid real estate stocks. In 2014, we reached an average daily trading volume of R$18.9 million on the BM&FBovespa, in addition to the US dollar equivalent of approximately US$7.5 million on the NYSE, totaling R$26.4 million average daily volume.

In 2014, the Bovespa index fell by 0.66%, and the Company's shares ended at R$2.20 (GFSA3) and US$1.63 (GFA), representing a decrease of 32.31% and 43.60%, respectively, compared to 2013.

Gafisa's shares are included in the IBOV - Bovespa, IBX – Bovespa and IBX50 – Bovespa indices.

2014 Guidance

On October 20, 2014, the company announced the review of its projected ("Guidance") launches during the 2014 year for the Gafisa segment, due to the uncertainties in the macroeconomic scenario. This change in volume of projected launches also affected the established guidance for the ratio between administrative expenses and volume of Gafisa launches, as well as the guidance of consolidated launches.

For 2015, due to the deterioration of the economic scenario over the past few months, the Company, in a prudent and transparent manner, opted to reconsider the guidance in order to wait for a better economic environment in Brazil.

The launches in 2014 totaled R$1,636 million. The Gafisa segment accounted for 62.5% of the launches during the period, reaching R$1,023 million, slightly below guidance, while the Tenda segment accounted for 37.5%, or the remaining R$613.3 million, in-line with the projections presented.

The Company ended the year with a comfortable liquidity position. As stated in this report, the ratio between Net Debt/Equity remained stable throughout the year, and ended 2014 at 47.1%. Given this scenario and considering the Company's business plan for the coming years, we expect the consolidated leverage level to remain between 55% - 65%, measured by the same Net Debt/Equity, as in the established guidance.

Finally, as announced at the end of 2013, the Company confirms as a hurdle rate, the Return on Capital Employed (ROCE), and we understand that in a period of three years, this indicator should reach between 14% - 16%, both for the Tenda segment and the Gafisa segment.

Independent Auditors

The Company's operating policy on contracting services unrelated to external audit from the independent auditors is based on principles that preserve the autonomy of the independent auditor. These internationally accepted principles consist of: (a) the auditor should not audit his/her own work, (b) the auditor should not perform management roles for his/her client, and (c) the auditor should not promote the interests of his/her clients.

According to Article 2 of CVM Instruction nº 381/03, Gafisa reports that KPMG Auditores Independentes, independent auditors of the Company and its subsidiaries, did not provide services unrelated to the independent audit in 2014.

Management Statement

The Management declares, in compliance with Article 25, Paragraph 1, items V and VI of CVM Instruction nº 480/2009, that they reviewed, discussed and agreed with the Financial Statements in this Report and views expressed in the opinion of the Independent Auditors regarding the financial statements.

Acknowledgements

Gafisa thanks the valuable contribution of its employees, customers, suppliers, partners, shareholders, financial institutions, government agencies, regulators and other stakeholders for their support throughout 2014.

Report of Independent Registered Public Accounting Firm

To shareholders and management of

Gafisa S.A.

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Gafisa S.A. (the “Company”), identified as Company and Consolidated, respectively, comprising the balance sheet as of December 31, 2014 and the related statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flow for the year then ended, as well as the summary of main accounting practices and other notes to the financial statements.

Management responsibility for the financial statements

The Company’s management is responsible for the preparation and the fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil, and of the consolidated financial in accordance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, as approved by the  Accounting Pronouncements Committee (CPC), by the Brazilian Securities Commission (CVM) and by the Federal Accounting Council (CFC), and for such internal control as Management determines is necessary to enable the preparation of individual and consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Independent auditor’s responsibility

Our responsibility is to express an opinion on these individual and consolidated financial statements based on our audit. We conducted our audit in accordance with Brazilian auditing standards and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the individual and consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the individual and consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the individual and consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the aforementioned individual (Company) and consolidated financial statements present fairly, in all material respects, the financial position of Gafisa S.A. as of December 31, 2013, and of its individual and consolidated financial performance, and its  individual and consolidated cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS), applicable to real estate development entities in Brazil, as approved by the  Accounting Pronouncements Committee (CPC), by the Brazilian Securities Commission (CVM) and by the Federal Accounting Council (CFC)

Emphasis of a matter

Guideline OCPC 04 issued by the Accounting Pronouncements Committee

As mentioned in Note 2.1, the individual and consolidated financial statements were prepared in accordance with the IFRS applicable to real estate development entities also consider Guideline OCPC 04 issued by the Accounting Pronouncements Committee (CPC).. This guideline deals with the recognition of the revenue from this sector and involves matters related to the meaning and adoption of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as described in further details in Note 2.2.2. Our opinion is not modified in view of this matter.

Other matters

Statement of value added

We have also examined the individual (Company) and consolidated statements of value added for the year ended December 31, 2014, prepared under the responsibility of the Company’s management, the presentation of which is required by the Brazilian Corporate Legislation, and as additional information under IFRS, whereby no statement of value added presentation is required. These value added statements were submitted to the same previously described audit procedures and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo (SP), February 27, 2015

KPMG Auditores Independentes

CRC 2SP014428/O-6

Giuseppe Masi

Accountant CRC 1SP176273/O-7

Gafisa S.A.

Balance sheet

December 31, 2014

(In thousands of Brazilian Reais)

		Company		Consolidated
	Notes	2014	2013	2014	2013

Current assets
Cash and cash equivalents	4.1	33,792	39,032	109,895	215,194
Short-term investments	4.2	582,042	1,241,026	1,047,359	1,808,969
Trade accounts receivable	5	748,910	1,034,833	1,440,498	1,909,877
Properties for sale	6	932,681	780,867	1,695,817	1,442,019
Receivables from related parties	22.1	104,765	172,316	142,732	82,547
Non-current assets held for sale	8	6,072	7,064	110,563	114,847
Derivative financial instruments	21.i.b	-	183	-	183
Prepaid expenses	-	8,036	21,440	15,442	35,188
Other accounts receivable	7	61,355	15,749	128,905	71,083
Total current assets		2,477,653	3,312,510	4,691,211	5,679,907

Non-current assets
Trade accounts receivable	5	275,531	182,069	384,821	313,791
Properties for sale	6	487,735	337,265	816,525	652,395
Receivables from related parties	22.1	68,120	98,272	107,067	136,508
Other accounts receivable	7	84,897	105,895	112,241	137,628
Deferred Income tax and social contribution	20	-	49,099	-	-
		916,283	772,600	1,420,654	1,240,322

Investments	9	3,022,609	2,679,833	968,393	1,120,076
Property and equipment	10	22,129	12,239	48,691	36,385
Intangible assets	11	38,707	46,023	76,903	106,340
		3,083,445	2,738,095	1,093,987	1,262,801

Total non-current assets		3,999,728	3,510,695	2,514,641	2,503,123

Total assets		6,477,381	6,823,205	7,205,852	8,183,030

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

		Company		Consolidated
	Notes	2014	2013	2014	2013

Current liabilities
Loans and financing	12	443,802	376,047	550,058	590,386
Debentures	13	314,770	354,271	504,387	563,832
Payable for purchase of properties and advances from customers	18	228,991	284,366	490,605	408,374
Payables for goods and service suppliers	-	57,369	51,415	95,131	79,342
Income tax and social contribution	-	-	76,112	-	90,309
Taxes and contributions	-	38,386	39,663	114,424	126,316
Salaries, payroll charges and profit sharing	-	38,507	59,330	65,039	96,187
Minimum mandatory dividends	-	-	150,067	-	150,067
Provision for legal claims	17	103,034	72,119	103,034	72,119
Obligations assumed on the assignment of receivables	14	14,128	50,184	24,135	82,787
Payables to venture partners	15	6,081	108,742	6,317	112,886
Payables to related parties	22.1	596,047	202,175	156,503	133,678
Derivative financial instruments	21.i.b	3,340	-	3,340	-
Other payables	16	128,567	101,296	157,896	176,740
Total current liabilities		1,973,022	1,925,787	2,270,869	2,683,023

Non-current
Loans and financing	12	750,272	873,137	847,367	1,047,924
Debentures	13	484,712	657,386	684,712	857,386
Payables for purchase of properties and advances from customers	18	74,022	35,729	101,137	79,975
Deferred income tax and social contribution	20	26,126	-	34,740	56,652
Provision for legal claims	17	66,806	67,480	136,540	125,809
Obligations assumed on the assignment of receivables	14	20,368	24,017	31,994	37,110
Payables to venture partners	15	4,713	10,794	4,713	10,794
Derivative financial instruments	21.i.b	4,833	-	4,833	-
Other payables	16	17,162	38,151	30,544	69,874
Total non-current liabilities		1,449,014	1,706,694	1,876,580	2,285,524

Equity
Capital	19.1	2,740,662	2,740,662	2,740,662	2,740,662
Treasury shares	19.1	(79,059)	(73,070)	(79,059)	(73,070)
Capital reserves and reserve for granting stock options		69,897	54,383	69,897	54,383
Income reserve	19.2	323,845	468,749	323,845	468,749
		3,055,345	3,190,724	3,055,345	3,190,724
Noncontrolling interest		-	-	3,058	23,759
Total equity		3,055,345	3,190,724	3,058,403	3,214,483
Total liabilities and equity		6,477,381	6,823,205	7,205,852	8,183,030

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statement of profit or loss

Years ended December 31, 2014 and 2013

(In thousands of Brazilian Reais, except if stated otherwise)

		Company		Consolidated
	Notes	2014	2013	2014	2013
Continuing operations
Net operating revenue	23	1,144,821	1,301,152	2,150,998	2,481,211

Operating costs
Real estate development and sales of properties	24	(813,943)	(820,318)	(1,609,246)	(1,863,766)

Gross profit		330,878	480,834	541,752	617,445

Operating (expenses) income
Selling expenses	24	(79,120)	(117,460)	(148,041)	(215,649)
General and administrative expenses	24	(124,827)	(136,720)	(211,906)	(234,023)
Income from equity method investments	9	(25,228)	165,890	19,263	7,370
Remeasurement of investment in associate	9	-	108,300	-	375,853
Depreciation and amortization	10 and 11	(60,757)	(50,309)	(79,251)	(63,014)
Other income (expenses), net	24	(61,052)	(98,073)	(141,349)	(86,111)

Profit (loss) before financial income and expenses and income tax and social contribution		(20,106)	352,462	(19,532)	401,871

Financial expenses	25	(114,369)	(189,506)	(165,712)	(243,586)
Financial income	25	90,883	37,717	156,794	81,083

Profit (loss) before income tax and social contribution		(43,592)	200,673	(28,450)	239,368

Current income tax and social contribution		(14,700)	-	(33,330)	(23,690)
Deferred income tax and social contribution		15,743	113,025	18,055	20,878

Total Income tax and social contribution	20.i	1,043	113,025	(15,275)	(2,812)

Net income (loss) from continuing operations		(42,549)	313,698	(43,725)	236,556

Net income from discontinued operations		-	553,745	-	631,122

Net income (loss) for the year		(42,549)	867,443	(43,725)	867,678

(-) Attributable to:
Noncontrolling interests		-	-	(1,176)	235
Owners of Gafisa		(42,549)	867,443	(42,549)	867,443

Weighted average number of shares (in thousands)	28	401,905	426,300

Basic earning (loss) per thousand shares - In Reais (Company)	28	(0.1059)	2.0348
From continuing operations		(0.1059)	0.7358
From discontinued operations		-	1.2990

Diluted earning (loss) per thousand shares - In Reais (Company)	28	(0.1059)	2.0226
From continuing operations		(0.1059)	0.7315
From discontinued operations		-	1.2911

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statement of comprehensive income (loss)

Years ended December 31, 2014 and 2013

 (In thousands of Brazilian Reais, except if stated otherwise)

	Company		Consolidated
	2014	2013	2014	2013

Net income (loss) for the year	(42,549)	867,443	(43,725)	867,678

Total comprehensive income (loss), net of taxes	(42,549)	867,443	(43,725)	867,678

Attributable to:
Owners of Gafisa	(42,549)	867,443	(42,549)	867,443
Noncontrolling interests	-	-	(1,176)	235

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statement of changes in equity

Years ended December 31, 2014 and 2013

(In thousands of Brazilian Reais)

		Attributable to owners
					Income reserves
	Notes	Capital	Treasury shares	Reserve for granting shares	Legal reserve	Reserve for future investments	Accumulated losses	Total Company	Noncontrolling interests	Total consolidated
Balances at December 31, 2012		2,735,794	(1,731)	36,964	-	-	(235,582)	2,535,445	150,384	2,685,829

Capital increase	19.1	4,868	-	-	-	-	-	4,868	3,065	7,933
Stock option compensation	19.3	-	-	17,419	-	-	-	17,419	2,687	20,106
Acquired treasury shares	19.1		(71,339)	-	-	-	-	(71,339)	(3,556)	(74,895)
Acquisition of non-controlling interests									(120,051)	(120,051)
Profit for the year	-	-	-	-	-	-	867,443	867,443	235	867,678
Allocation:	19.2
Legal reserve		-	-	-	31,593	-	(31,593)	-	-	-
Interest on equity		-	-	-	-	-	(130,192)	(130,192)	-	(130,192)
Declared dividends		-	-	-	-	-	(32,920)	(32,920)	(9,005)	(41,925)
Reserve for investments		-	-	-	-	437,156	(437,156)	-	-	-

Balances at December 31, 2013		2,740,662	(73,070)	54,383	31,593	437,156	-	3,190,724	23,759	3,214,483

Stock option compensation	19.3	-	-	15,514	-	-	-	15,514	-	15,514
Acquired treasury shares	19.1	-	(115,265)	-	-	-	-	(115,265)	-	(115,265)
Treasury shares sold	19.1	-	17,583	-	-	(10,662)	-	6,921	-	6,921
Treasury shares cancelled		-	91,693	-	-	(91,693)	-	-	-	-
Acquisition of non-controlling interests		-	-	-	-	-	-	-	(19,525)	(19,525)
Net income for the year	-	-	-	-	-	-	(42,549)	(42,549)	(1,176)	(43,725)
Absorption of loss for the year with Income reserves:	19.2	-	-	-	-	(42,549)	42,549	-	-	-

Balances at December 31, 2014		2,740,662	(79,059)	69,897	31,593	292,252	-	3,055,345	3,058	3,058,403

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Cash flow statement

Years ended December 31, 2014 and 2013

(In thousands of Brazilian Reais)

	Company		Consolidated
	2014	2013	2014	2013
Operating activities
Income (loss) before income tax and social contribution	(43,592)	200,673	(28,450)	239,368
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	43,153	50,309	61,647	63,014
Stock option expense (Note 19.3)	33,168	17,263	34,006	17,419
Unrealized interests and charges, net	41,059	19,047	69,355	28,476
Warranty provision (Note 16)	7,771	(5,258)	(839)	(20,928)
Provision for legal claims and commitments (Note 17)	60,221	63,462	113,064	78,402
Provision for profit sharing (Note 26 (iii))	19,000	35,886	35,006	59,651
Allowance for doubtful accounts and cancelled contracts (Note 5)	(1,424)	(9,989)	(14,616)	(27,102)
Provision for realization of non-financial assets:
Properties for sale (Note 6 and 8)	5,449	2,381	(6,089)	2,829
Intangible assets (Note 11)	17,604	962	17,604	962
Income from equity method investments (Note 9)	25,229	(165,890)	(19,263)	(7,370)
Remeasurement of investment in associate (Note 9)	-	(108,300)	-	(375,853)
Financial instruments (Note 21)	7,492	5,103	7,492	5,103
Provision for penalties due to delay in construction works (Note 16)	(3,332)	(2,010)	(6,867)	(21,719)
Write-off of property and equipment, net (Notes 10 and 11)	1,529	8,658	8,808	23,708
Write-off of investments (Note 9)	17,428	13,400	5,748	-

Decrease/(increase) in operating assets
Trade accounts receivable	143,903	(196,927)	391,625	260,557
Properties for sale and land available for sale	(306,741)	(187,943)	(462,417)	(189,968)
Other accounts receivable	(11,416)	110,734	(11,574)	24,659
Prepaid expenses	13,404	19,030	19,743	26,497

Increase/(decrease) in operating liabilities
Payables for purchase of properties and advances from customers	(17,081)	39,867	103,392	(19,812)
Taxes and contributions	(1,277)	11,744	(26,088)	(31,158)
Payables for goods and service suppliers	5,954	6,931	15,789	(8,314)
Salaries, payable charges and profit sharing	(39,829)	(23,457)	(66,158)	(47,517)
Other payables	31,709	184,613	(51,853)	198,585
Transactions with related parties	97,868	13,812	(37,732)	37,772
Paid taxes	(90,812)	-	(109,442)	(19,609)

Cash and cash equivalents from (used in) operating activities	56,257	104,101	41,891	297,652

Investing activities
Acquisition of 20% in AUSA (Note 8.2)	-	-	-	(366,662)
Sale of controlling interests in AUSA (Note 8.2)	-	896,077	-	1,254,521
Purchase of property and equipment and intangible assets (Notes 10 and 11)	(64,859)	(60,475)	(88,532)	(80,993)
Purchase of short-term investments	(3,393,034)	(2,927,506)	(4,855,621)	(4,674,281)
Redemption of short-term investments	4,052,017	1,994,183	5,617,231	3,681,342
Investments	(59,833)	(41,651)	29,026	(102,639)
Dividends received (Note 9)	44,775	231,177	49,849	342,176

Cash from (used in) investing activities	579,066	91,805	751,953	53,464

Financing activities
Capital increase	-	4,868	-	4,868
Redeemable shares of Credit Rights Investment Fund (FIDC)	-	-	-	(5,089)
Increase in loans, financing and debentures	655,157	888,031	822,123	1,783,184
Payment of loans, financing and debentures - principal	(727,174)	(862,510)	(1,048,057)	(1,875,270)
Payment of loans, financing and debentures - interest	(236,325)	(133,381)	(315,798)	(259,285)
Assignment of receivables	10,278	-	12,434	-
Payables to venture partners	(108,742)	(110,513)	(112,650)	(112,743)
Payment of dividends and interest on equity	(150,042)	-	(150,042)	-
Loan transactions with related parties	1,903	(39,205)	1,193	(32,449)
Disposal of treasury shares (Note 19.1)	17,583	-	17,583	-
Result of the disposal of treasury shares (Note 19.1)	(10,664)	-	(10,664)	-
Repurchase of treasury shares (Note19.1)	(92,537)	-	(115,265)	(71,339)

Cash and cash equivalents from financing activities	(640,563)	(252,710)	(899,143)	(568,123)

Net increase/(decrease) in cash and cash equivalents	(5,240)	(56,804)	(105,299)	(217,007)

Cash and cash equivalents
At the beginning of the year	39,032	95,836	215,194	432,201
At the end of the year	33,792	39,032	109,895	215,194

Net increase (decrease) in cash and cash equivalents	(5,240)	(56,804)	(105,299)	(217,007)

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statement of value added

Years ended December 31, 2014 and 2013

(In thousands of Brazilian Reais)

	Company		Consolidated

	2014	2013	2014	2013

Revenues	1,257,710	1,981,758	2,325,677	3,330,981
Real estate development and sales	1,256,286	1,418,024	2,256,198	2,618,737
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	1,424	9,989	69,479	81,122
Profit from discontinued operations	-	553,745	-	631,122
Inputs acquired from third parties (including taxes on purchases)	(782,133)	(886,001)	(1,667,210)	(1,904,141)
Operating costs - Real estate development and sales	(705,984)	(738,665)	(1,437,656)	(1,706,554)
Materials, energy, outsourced labor and other	(76,149)	(147,336)	(229,554)	(197,587)

Gross value added	475,577	1,095,757	658,467	1,426,840

Depreciation and amortization	(60,757)	(50,308)	(79,251)	(63,014)

Net value added produced (distributed) by the Company	414,820	1,045,449	579,216	1,363,826

Value added received on transfer	65,655	311,907	176,057	464,306
Profit of investment stated at fair value	-	108,300	-	375,873
Income from equity method investments	(25,228)	165,890	19,263	7,350
Financial income	90,883	37,717	156,794	81,083

Total value added to be distributed	480,475	1,357,356	755,273	1,828,132

Value added distribution	480,475	1,357,356	755,273	1,828,132
Personnel and payroll charges	152,891	171,619	216,410	285,276
Taxes and contributions	139,056	40,946	229,919	264,795
Interest and rents	231,077	277,348	351,493	410,618
Interest on equity	-	130,192	-	130,192
Dividends	-	32,920	-	32,920
Retained earnings attributable to noncontrolling interests	-	-	1,176	(235)
Retained earnings	(42,549)	704,331	(43,725)	704,566

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company and proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company enters real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs and consortia operate solely in the real estate industry and are linked to specific ventures.

On February 7, 2014, the Company disclosed a material fact informing its shareholders and the public that its Board of Directors authorized the Company’s management to begin studies aimed at a potential spin off of the Gafisa and Tenda business units into two publicly-held and independent companies in order to reinforce the creation of value to the Company and its shareholders. Should the plan be approved by the Board of Directors and shareholders, this transaction could be completed throughout 2015.

On July 28, 2014, giving continuity to the process of the spin off of business units, the Brazilian Securities and Exchange Commission (CVM) granted the request submitted by the subsidiary Tenda, to convert its securities from category  to category A.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated financial statements

On February 27, 2015, the Company’s Board of Directors approved these individual and consolidated financial statements of the Company and has authorized their disclosure.

The individual financial statements, identified as “Company”, were prepared according to the accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee (CPC) and are disclosed together with the consolidated financial statements.

In view of the fact that the accounting practices adopted in Brazil for preparing the individual financial statements, from 2014, do not differ from the IFRS standards applicable to separate financial statements, once the IFRS started to permit the adoption of the equity method in subsidiaries in the separate statements, the financial statements are also in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

The consolidate financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM), and according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements are specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to application of the continuous transfer of the risks, benefits and control over the real estate units sold.

The presentation of the Statement of Value Added (DVA), individual and consolidated, is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil applicable to publicly-held companies and was prepared according to CVM Resolution 557, of November 12, 2008, which approved the accounting pronouncement CPC 09 – Statement of Value Added. IFRS does not require the presentation of this statement. Consequently, under IFRS this statement is presented as additional information, without causing harm to the financial statements as a whole.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated financial statements --Continued

The financial statements have been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the financial statements. The Company is in compliance with all of its debt covenants at the date of issue of these Financial Statements.

All amounts reported in the accompanying financial statements are in thousands of Reais, except as otherwise stated.

2.1.1.    Consolidated financial statements

The consolidated financial statements of the Company include the financial statements of Gafisa and its direct and indirect subsidiaries. The Company controls an entity when it is exposed or is entitled to variable returns arising from its involvement with the entity and has the ability to affect those returns through the power that it exerts over the entity. The existence and the potential effects of voting rights, which are currently exercisable or convertible, are taken into account when evaluating whether the Company controls other entity. The subsidiaries are fully consolidated from the date the control is transferred and the consolidation is discontinued from the date control ceases.

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated financial statements and the fiscal year of these companies is the same of the Company. See further details in Note 9.

2.1.2.    Functional and presentation currency

The individual (Company) and consolidated financial statements are presented in Reais (presentation currency), which is the functional currency of the Company and its subsidiaries.

2.1.3.    Presentation of segment information

The presentation of operating segment information is consistent with the internal reports provided to the main decision makers of operational matters, the Board of Executive Officers and the Statutory Board, who are responsible for allocating resources, assessing the performance of operating segments and making strategic decisions.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies

2.2.1.    Accounting judgments, estimates and assumptions

Accounting estimates and judgments are evaluated on an ongoing basis based on historical experience and other factors, including expectations on future events, considered reasonable under the circumstances.

(i)     Judgments

The preparation of the individual and consolidated financial statements of the Company requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the reporting date.

(ii)    Estimates and assumptions

Assets and liabilities subject to estimates and assumptions include the provision for impairment of asset, transactions with share-based payment, provision for legal claims, fair value of financial instruments, measurement of the estimated cost of ventures, deferred tax assets, among others.

The main assumptions related to sources of uncertainty over future estimates and other important sources of uncertainty over estimates at the reporting date, which may result in different amounts upon settlement are discussed below:

a)      Impairment of assets

Management reviews annually and/or when a specific event occurs the carrying value of assets with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate an impairment. Should such evidences exist, and the carrying value exceeds the recoverable amount, a provision is recognized by adjusting the carrying value to the recoverable amount. These impairment losses are recognized in statement of profit or loss when incurred. Indefinite lived intangible assets and goodwill attributable to future economic benefit are tested at least annually or when circumstances indicate a decrease in the carrying value.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.    Accounting judgments, estimates and assumptions --Continued

(ii)    Estimates and assumptions --Continued

a)      Impairment of assets--Continued

Cash flows are derived from the budget for the following five years, and do not include uncommitted restructuring activities or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, the estimated future cash inflows and to the growth rate used for purposes of extrapolation.

The value less costs to sell is determined, whenever possible, based on a binding sale agreement in an arm’s length transaction between the knowledgeable and willing parties, adjusted by expenses attributable to the sale of the asset, or, in the absence of a binding sale agreement, based on the market price in an active market, or on a recent transaction with similar assets.

The main assumptions used for determining the recoverable amount of cash-generating unit are detailed in Note 11.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.    Accounting judgments, estimates and assumptions --Continued

(ii)    Estimates and assumptions --Continued

b)    Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 19.3.

c)    Provision for legal claims

The Company recognizes a provision for tax, labor and civil claims (Note 17). The assessment of the probability of a loss includes the evaluation of the available evidence, the hierarchy of laws, existing case law, the latest court decisions and their significance in the judicial system, and the opinion of external legal counsel. Provisions are reviewed and adjusted to take into account the changes in circumstances, such as applicable statutes of limitations, findings of tax inspections, or additional exposures found based on new court issues or decisions. Claims may be settled in amounts different from those estimated in view of the inaccuracies inherent in the estimation process. The Company reviews its estimates and assumptions at least annually.

There are uncertainties inherent in the interpretation of complex tax rules and in the value and timing of future taxable income. In the ordinary course of business, the Company and its subsidiaries are subject to assessments, audits, legal claims and administrative proceedings in civil, tax and labor matters.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.1.    Accounting judgments, estimates and assumptions --Continued

(ii)    Estimates and assumptions --Continued

d)    Fair value of financial instruments

When the fair values of the financial assets and liabilities presented in the balance sheet cannot be obtained in the active market, they are determined using valuation techniques, including the discounted cash flow method.

The data for such methods is based on those available market information; however, when it is not viable, a certain level of judgment is required to establish the fair value. The judgment includes considerations regarding the data used, such as interest rates, liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the stated fair value of financial instruments.

e)    Estimated cost of construction

Estimated costs, mainly comprising the incurred and future costs for completing the construction projects, are regularly reviewed, based on the progress of construction, and any resulting adjustments are recognized in profit or loss of the Company. The effects of such estimate reviews affect the statement of profit or loss.

f)     Realization of deferred income tax

A deferred tax asset is recognized when it is probable that a taxable profit will be available in subsequent years to offset the deferred tax asset, based on projections of results and based on internal assumptions and future economic scenarios that enable its total or partial use.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.2.    Recognition of revenue and expenses

(i)     Real estate development and sales

(a)     For the sales of completed units, revenues are recognized upon completion of the sale and the transfer of significant risks and benefits, regardless of the timing of receipt from the customer.

(b)    For the construction phase pre-sale of completed units:

•   The incurred cost (including cost of land, and other directly related expenditure) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in inventory (Note 2.2.7);

•   Sales revenues are appropriated to profit or loss, using the percentage-of-completion method for each venture, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective ventures;

•   Revenues recognized in excess of actual payments received from customers is recorded as either a current or non-current asset in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of land and advances from customers ";

•   Interest and inflation-indexation charges on accounts receivable as from the time the units are sold and delivered, as well as the adjustment to present value of account receivable, are included in the real estate development and sales when incurred, on a pro rata basis using the accruals basis of accounting;

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.2.    Recognition of revenue and expenses

(i)     Real estate development and sales --Continued

•   Financial charges on account payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in properties for sale and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;

•   Taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenues is recognized; and

•   Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.

(ii)    Construction services

Revenues from real estate services are recognized as services are rendered and tied to the construction management activities for third parties and technical advisory services.

(iii)   Barter transactions

Barter transactions have the objective of receiving land from third parties that are settled with the delivery of real estate units or transfer of portions of the revenue from the sale of real estate units of ventures. The land acquired is determined based on fair value, as a component of inventories, with a corresponding entry to advances from customers in liabilities. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as previously described in item (b).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.3.    Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments, which mainly comprise cash and cash equivalents, short-term investments, account receivable, loans and financing, suppliers, and other debts.

After initial recognition, financial instruments are measured as described below:

(i)     Financial instruments through profit or loss

A financial instrument is classified into fair value through profit or loss if it is held for trading, or designated as such when initially recognized.

Financial instruments are designated at fair value through profit or loss if the Company manages these investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented investment strategy or risk management. After initial recognition, related transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and their changes therein are recognized in profit or loss.

In the year ended December 31, 2014, the Company held derivative financial instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at the fair value directly in profit or loss. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for hedging.

The Company does not adopt the hedge accounting practice.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.3.    Financial instruments --Continued

 (ii)   Financial assets

       Financial assets are classified into financial assets at fair value through profit or loss, receivables, held-to-maturity investments and available-for-sale financial assets. The Company determines the classification of its financial assets at their initial recognition, when the company becomes a party to the contractual provisions of the instrument.

       Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, directly attributable transaction costs.

            The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable and other accounts receivable, other receivables and derivative financial instruments.

       Derecognition (write-off)

       A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is derecognized when:

•         The rights to receive cash inflows of an asset expire;

•         The Company transfers its rights to receive cash inflows from an asset or assumes an obligation to fully pay the cash inflows received, without significant delay, to a third party because of a contractual agreement; and (a) the Company substantially transfers the risks and benefits of the asset, or (b) the Company does not substantially transfer or retain all risks and benefits related to the asset, but transfers the control over the asset.

When the Company has transferred its rights to receive cash inflows of an asset, and signed an agreement to pass it on, and has not substantially transferred or has retained all risks and benefits related to the asset, an asset is recognized to the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognizes a related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company has maintained.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.3.    Financial instruments --Continued

(ii)    Financial assets --Continued

The continuous involvement by means of a guarantee on the transferred asset is measured at the lower of the original carrying value of the asset, or the highest consideration that may be required from the Company.

 (iii)  Financial liabilities at fair value through profit or loss

       Financial liabilities through profit or loss include trading financial liabilities and financial liabilities designated as such upon initial recognition.

       Loans and financing

       Subsequent to initial recognition, loans and financing accruing interest are measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in statement of profit or loss, at the time liabilities are written-off, as well as during the amortization process using the effective interest rate method.

       Derecognition (write-off)

       A financial liability is derecognized when its contractual obligations are discharged, cancelled or expires.

       When an existing financial liability is substituted by another from the same creditor, under substantially different terms, or when the terms of an existing liability are significantly modified, this substitution or change is treated as a derecognition of the original liability and recognition of a new liability. The difference in the corresponding carrying values is recognized in profit or loss.

Financial instrument – net presentation

Financial assets and liabilities are stated at their net amounts in the balance sheet when, and only when, there is a current and executable legal right to offset the amounts, and the Company intends to settle them on a net basis or realize the asset and settle the liability simultaneously. The legal right shall not be contingent in future events and shall be applicable in the normal course of business, and in case of default, insolvency or bankruptcy of the company or counterparty.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.4.    Cash and cash equivalents and short-term investments

Cash and cash equivalents are substantially comprised demand deposits and bank certificates of deposit held under resale agreements, denominated in Reais, with high market liquidity and original contractual maturities of 90 days or less, and for which there are no penalties or other restrictions for the immediate redemption thereof.

Cash equivalents are classified as financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned, calculated on a “pro rata basis", which are equivalent to their market values, not having any impact to be accounted for in the Company’s equity.

Short-term investments include bank deposit certificates, federal government bonds, exclusive investment funds that are fully consolidated, and collaterals, which are classified at fair value through profit or loss (Note 4.2).

2.2.5.    Trade account receivable

These are presented at present and realization values. The classification between current and noncurrent is made based on the expected maturity of contract installments.

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Prices Index (IGP-M) and interest at 12% per year, after the delivery of the units.

The adjustment to present value is calculated between the contract signature date and the estimated date to transfer the completed property’ keys to the buyer, using a discount rate represented by the average rate of the financing obtained by the Company, net of inflation, as mentioned in Note 2.2.19.

The reversal of the present value adjustment, considering that an important part of the Company operations consists of financing its clients until key delivery, was carried out as contra-entry to the group of real estate development revenue, consistently with interest incurred on the portion of receivables balance related to period subsequent to the handover of keys.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.6.    Mortgage-backed Securities (CRIs) and Housing Loan Certificate (CCI)

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to receivables with collateral of completed projects and those still under construction. This securitization is carried out through the issuance of the “Housing Loan Certificate (“Cédula de Crédito Imobiliário” or “CCI”), which is assigned to financial institutions that grant loans. When there is no right of recourse, this assignment is recorded as reduction of accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the balance sheet and the funds from assignment are classified into the account “Obligations assumed on assignment of receivable”, until certificates are settled by customers.

In this situation, the transaction cost is recorded in “financial expenses” in the statement of profit or loss for the year in which is made.

The financial guarantees, when a participation is acquired (subordinated CRI), are recorded on the balance sheet as “short-term investments” at the realizable value, which is equivalent to fair value.

2.2.7.    Properties for sale

The Company and its subsidiaries acquire land for future real estate developments, on payment conditions in current currency or through barter transactions, which, in exchange for the land acquired, they undertake to deliver: (a) a portion of the revenues originating from the sale of the real estate units of ventures; or (b) real estate of ventures under construction. Land acquired through barter transaction is stated at fair value, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (b)(iii).

Properties are stated at construction cost, and decreased by the provision when it exceeds its net realizable value. In the case of real estate under construction, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction costs (materials, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs and financial charges which relate to a project over the construction period.

The classification of land between current and noncurrent assets is made by Management based on the expected period for launching real estate ventures. Management periodically revises the estimates of real estate ventures launches.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.8.    Selling expenses - commissions

Brokerage expenditures are recorded in profit or loss under the account “Selling expenses” employing the same percentage-of-completion criteria adopted for revenue recognition. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

2.2.9.    Prepaid expenses

These are recognized in profit or loss as incurred using the accruals basis of accounting.

2.2.10.  Land available for sale

Land available for sale is measured at the lesser of the carrying value and the fair value less the costs to sell and is classified as held for sale if its carrying value is to be recovered through a sale transaction of the land, rather than future development. This condition is considered fulfilled only when the sale is highly probable and the group of assets or of disposal is available for immediate sale in its current condition. Management shall undertake to sell it in a year after the classification date.

2.2.11.  Investments in subsidiaries

Investments in subsidiaries are recorded in the Company using the equity method.

When the Company's equity in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion in net capital deficiency since it assumes obligations, and makes payments on behalf of these companies. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the subsidiary (Note 9).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.12.  Property and equipment

Items of property and equipment are measured at cost, less accumulated depreciation and/or any accumulated impairment losses, if applicable.

An item of property and equipment is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is recognized in profit or loss upon derecognition.

Depreciation is calculated based on the straight-line method considering the estimated useful lives of the assets (Note 10).

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change was made in relation to the information for the prior year.

Expenditures incurred in the construction of sales stands, facilities, display apartments and related furnishings are capitalized as property and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the average term of one year.

Property and equipment are subject to periodic assessments of impairment. As of December 31, 2014 and 2013 there were no impairment indicators regarding property and equipment.

2.2.13.  Intangible assets

(i)      Expenditures related to the acquisition and development of computer systems and software licenses are recorded at acquisition cost and amortized on straight-line basis over a period of up to five years, and are subject to periodic assessments of impairment of assets.

(ii)     The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the market value of net assets of the acquiree.

The goodwill recorded as of December 31, 2014 and 2013 refers to acquisitions before the date of transition to CPC/IFRS (January 1, 2009), and the Company opted to not retrospectively recognize the acquisitions before the transition date, to adjust any of the respective goodwill.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies --Continued

2.2.13.  Intangible assets --Continued

Impairment testing of goodwill is performed at least annually or whenever circumstances indicate an impairment loss.

2.2.14.  Payables for purchase of properties and advances from customer due to barter

Payables for purchase of land are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are measured at amortized cost, plus interest and charges proportional to the incurred period (“pro rata” basis), net of present value adjustment.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value of the units to be delivered.

2.2.15.  Income tax and social contribution

(i)      Current income tax and social contribution

Current income tax is the expected tax payable or receivable/to be offset in relation to taxable profit for the year. To calculate the current Income tax and social contribution, the Company uses the Brazilian Transitory Tax Regime (RTT), which permits the exclusion of the effect from the changes, introduced by Laws No. 11,638/2007 and No. 11,941/2009, from the tax basis of such taxes.

Income taxes in Brazil comprise income tax (25%) and social contribution (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are recognized on all temporary tax differences at the reporting date between the tax bases of assets and liabilities, and their carrying values.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax is calculated on estimated profits at rate of 8% and 12% of gross revenues, respectively, on which the rates of the respective tax and contribution are levied.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies –Continued

2.2.15.  Income tax and social contribution

(i)       Current income tax and social contribution --Continued

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the "patrimônio de afetação", according to which the income tax and social contribution are calculated at 1.92% on gross revenues (4% also levying PIS and COFINS on revenues).

On May 13, the Provisional Measure No. 627 was converted into Law No. 12,973/14, confirming the revocation of the Transitory Tax Regime (RTT) from 2015, with the option of early adoption in 2014. The Company completed the analysis of the impacts arising from the provisions contained in such law, both in its financial statements and its internal controls structure. Considering that the result of this analysis did not show material tax effects, the Company decided not to early adopt the rules and provisions prescribed in the new legislation in the year 2014.

(ii)     Deferred income tax and social contribution

Deferred taxes are recognized in relation to tax losses and temporary differences between the amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes.

They are recognized to the extent that it is probable that future taxable income will be available to be used to offset deferred tax assets, based on profit projections made using internal assumptions and considering future economic scenarios that make it possible their full or partial use, upon the recognition of a provision for the non-realization of the balance. The recognized amounts are periodically reviewed and the impacts of realization or settlement are reflected in compliance with tax legislation provisions.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies –Continued

2.2.15.  Income tax and social contribution--Continued

(ii)      Deferred income tax and social contribution --Continued

Deferred tax on accumulated tax losses does not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime cannot offset tax losses for a period in subsequent years, and for this reason, deferred taxes are not recognized.

2.2.16.  Other current and non-current liabilities

These liabilities are stated at their known or estimated amounts, plus, when applicable, adjustment for charges and inflation-indexed variations through the balance sheet date, which contra-entry is recorded in profit or loss. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

2.2.17.  Stock option plans

As approved by its Board of Directors, the Company offers to executives and employee’s share-based compensation plans (“Stock Options”), as payments for services received.

The fair value of options is determined on the grant date, considering that it is recognized as expense in profit or loss (as contra-entry to equity), to the extent services are provided by employees and executives.

In an equity-settled transaction, in which the plan is modified, a minimum expense is recognized corresponding to the expense as if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits the employee, measured on the modification date. In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan replaces the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies –Continued

2.2.17.  Stock option plans --Continued

The Company annually revises its estimates of the amount of options that shall be vested, considering the vesting conditions not related to the market and the conditions based on length of service. The Company recognizes the impact of the revision of the initial estimates, if any, in the statement of profit or loss, as contra-entry to equity.

2.2.18.  Other employee benefits

The salaries and benefits granted to the Company’s employees and executives include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation and 13th monthly salary, among other) and variable compensation such as profit sharing, bonus, and share-based payments. These benefits are recorded in profit or loss for the year, under the account “General and administrative expenses”, as they are incurred.

The bonus system operates with individual corporate targets, structured based on the efficiency of corporate goals, followed by the business goals and, finally, individual goals.

The Company and its subsidiaries do not offer private pension or retirement plans.

2.2.19.  Present value adjustment – assets and liabilities

Assets and liabilities arising from long or short-term transactions are adjusted to present value if significant.

In installment sales of not completed units, real estate development entities adjust receivables by an inflation index, including the installment related to the delivery of units, without accrual of interest, and shall be discounted to present value, as the agreed inflation indexes do not include interest.

Borrowing costs related to loans used to finance the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is included in the cost of real estate unit sold or in the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies –Continued

2.2.19.  Present value adjustment – assets and liabilities --Continued

Accordingly, certain assets and liabilities are adjusted to present value based on discount rates that reflect the best estimate of the value of the money over time.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Notes 5 and 12).

2.2.20.  Debenture and public offering costs

Transaction costs and premiums on issuance of securities are accounted for as a direct reduction of amount raised by the Company. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the instrument and the net balance is classified as reduction of the respective transaction (Note 13).

2.2.21.  Borrowing costs

The borrowing costs directly attributable to the development of assets for sale and land are capitalized as part of the cost of that asset during the construction period, since there is borrowings outstanding, which are recognized in profit or loss to the extent units are sold. All other borrowing costs are recorded as expense when incurred. Borrowing costs comprise interest and other related costs incurred, including those for raising finance.

Charges that are not recognized in profit or loss of subsidiaries are recorded in the financial statements of the Company, in the account investments in non-current assets (Note 9).

2.2.22.  Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies –Continued

2.2.22.  Provisions --Continued

(i)     Provision for legal claims

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all contingencies related to lawsuits, in which it is probable that an outflow of resources will be made to settle the contingency, and a reliable estimate can be made (Note 2.2.1 (ii)(d)).

Contingent liabilities for which losses are considered possible are only disclosed in a note to financial statements, and those for which losses are considered remote are neither accrued nor disclosed.

Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes. As of December 31, 2014 and 2013 there are no claims involving contingent assets recorded in the balance sheet of the Company.

(ii)    Allowance for doubtful account and cancelled contracts

The Company reviews annually its assumptions related to the establishment of its allowance for doubtful account and cancelled contracts, taking into account the review of the histories of its current operations and improvement of estimates.

The Company records an allowance for doubtful accounts and cancelled contracts for customers whose installments are over 90 past due, in several types of construction work: construction works on time, delayed construction works (within the grace period), works that are late (out of the grace period) and for delivered completed units. This allowance is calculated based on the percentage of completion of the construction work, a methodology adopted for recognizing profit or loss for the year (Note 2.2.2).

(iii)   Provision for penalties due to delay in construction work

As contractually provided, the Company has the practice of provisioning the charges payable to eligible customers for projects whose delivery is delayed over 180 days, pursuant to the respective contractual clause and history of payments.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies –Continued

2.2.22.  Provisions --Continued

(iv)   Warranty provision

       The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, based on the estimate that considers the history of incurred expenditures adjusted by the future expectation, except for the subsidiaries that operate with outsourced companies, which are the direct guarantors of the constructions services provided. The warranty period is five years from the delivery of the venture.

(v)    Provision for impairment of non-financial assets

When there is evidence of impairment, and the net carrying value exceeds the recoverable amount, a provision for impairment is recorded, adjusting the net carrying to the recoverable value. Goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, regardless whether there is any indication of impairment, by comparing to the realization value measured by cash flows discounted to present value, using a discount rate before taxes, which reflects the weighted average cost of capital of the Company.

2.2.23.  Sales taxes

Expenses and assets are recognized net of sales taxes, except:

•   When the sales taxes incurred in the purchase of goods or services are not recoverable from tax authorities, in which event sales taxes are recognized as a portion of the acquisition cost of the asset or expense item, as the case may be; and

•   When the amounts receivable and payable are shown together with the sales taxes.

The net amount of sales taxes, recoverable or payable, is included as a receivables or payable item in the balance sheet.

Under the non-cumulative taxation regime, the PIS and COFINS  taxescontribution rates are 1.65% and 7.6%, respectively, for companies under the taxable profit taxation regime, levied on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, under the non-cumulative taxation regime, the PIS and COFINS contribution rates are 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies –Continued

2.2.24.  Treasury shares

Own equity instruments that are repurchased (treasury shares) are recognized at cost and charged to equity. No gain or loss is recognized in the statement of profit or loss upon purchase, sale, issue or cancellation of the Company’s own equity instruments.

2.2.25.  Interest on equity and dividends

The proposal for distributing dividends and interest on equity made by Management that is in the portion equivalent to the minimum mandatory dividend is recorded as current liabilities in the heading “Dividends payable”, as it is a legal obligation provided for in the By-laws of the Company.

For corporate and accounting purposes, the interest on equity is reported as allocation of profit directly to equity at gross amount.

2.2.26.  Earnings (loss) per share – basic and diluted

Earnings (loss) per share are calculated by dividing the net income (loss) attributable (allocated) to ordinary shareholders by the weighted average number of shares outstanding over the period.

Diluted earnings per share are calculated in a similar manner, except that the weighted average number of shares outstanding is increased, to include the additional shares that would be outstanding, in case the shares with dilutive potential attributable to stock option had been issued over the respective periods, using the weighted average price of shares.

2.2.27.  Statement of comprehensive income (loss)

In order to meet the statutory provisions (CPC 26 (R1)), the Company prepared the statement of comprehensive income (loss) in its financial statements. The Company does not have other comprehensive income (loss) other than the profit or loss for the year.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies –Continued

2.2.28. Non-current assets held for sale and profit of discontinued operations

            The Company classifies a non-current asset as held for sale if its carrying value is recovered by means of a sale transaction. In such case, the asset or the group of assets held for sale shall be available for immediate sale on current conditions, only subject to the usual and customary terms for selling such assets held for sale. Therefore its sale is highly probable.

For a sale to be highly probable, Management must be committed to a plan to sell the asset, and have initiated a solid program for finding a buyer and complete the plan. In addition, the asset held for sale shall be effectively held for sale at a price that is reasonable in relation to its current fair value. In addition, the sale must be expected to be completed in up to one year after the classification date, unless events that are beyond the control of the Company change this period.

The asset held for sale is measured at the lower of its carrying value and fair value, less cost to sell. In case the carrying value exceeds its fair value, an impairment loss is recognized in the statement of profit or loss for the year. Any reversal or gain shall only be recorded until the limit of such recognized loss.

            Assets and liabilities of the group of discontinued assets are reported in separate lines in assets and liabilities. The profit of discontinued operations is presented at a single amount in statement of profit or loss, which includes the total after-tax income of these operations, less any impairment-related loss. The net cash flow amounts attributable to operating, investing and financing activities of discontinued operations are presented in Note 8.2.

On December 9, 2013, the Company disclosed a material fact informing about the completion of transaction for selling the majority interest it held in 70% of Alphaville Urbanismo S.A. (AUSA), as detailed in Note 8.2.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies --Continued

2.2.    Summary of significant accounting policies –Continued

2.2.29. Business combination

Business combination transactions are accounted for by the acquisition method. The cost of an acquisition is measured by the sum of the transferred consideration, measured at fair value at the acquisition date, and the amount of any noncontrolling interest in the acquiree. The costs directly attributable to the acquisition shall be recognized as expense as incurred.

In the acquisition of a business, Management measures the financial assets and liabilities assumed with the objective of classifying and designating them according to the contractual terms, economic conditions, and the pertinent conditions at the acquisition date.

Goodwill is initially measured as the excess of transferred consideration in relation to the fair value of net assets acquired (identifiable assets and liabilities assumed, net). If the consideration is lower than the fair value of the net assets acquired, the difference is recognized as a gain in statement of profit or loss.

Subsequent to initial recognition, goodwill is measured at cost, less any accumulated impairment. For purposes of the impairment test, the goodwill acquired in a business combination, as of the acquisition date, shall be designated to each cash-generating unit of the Company that is expected to benefit from the synergies of the combination, whether or not other assets or liabilities of the acquiree are designated to these units.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation adopted from January 1, 2014 and new and revised standards and interpretation already issued and not yet adopted

3.1 Pronouncements (new or revised) and interpretation adopted from January 1,  2014

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC applicable to its operations which were effective as of December 31, 2014.

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning January 1, 2014 or later. They are the following:

•            OCPC 07 – Providing Evidence in the Disclosure of General Purpose Financial and Accounting Reports – CVM Resolution 727 of November 11, 2014;

This standard aims at addressing the basic requirements for preparing and providing evidence to be observed when disclosing general purpose financial and accounting reports. It specifically addresses the provision of evidence about information of annual and interim financial and accounting statements, particularly those contained in the accompanying notes.

The standard establishes that the evidenced information shall be relevant to external users. And relevant are only those that influence the investors’ and creditors’ decision-making process. Consequently, the non-relevant ones shall not be disclosed.

•            ICPC 09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting – CVM Resolution 729 of November 27, 2014;

The objective of the ICPC 09 revision is substantially derived from the issue of the technical pronouncements CPC 18 (R2), CPC 19 (R2) and CPC 36 (R3), in view of the changes made by the International Accounting Standards Board (IASB) in the international accounting standards IAS 28, IFRS 10 and IFRS 11. Other items were also revised aimed at adjusting the text to the current needs and keeping them convergent with the international standards.

•            ICPC 19 – Levies – CVM Resolution 730 of November 27, 2014;

The Interpretation is correlated with the IFRIC Interpretation 21 – Levies, issued by the International Accounting Standards Board (IASB). The document provides for the accounting for a liability for a levy, if the liability is in the scope of the Technical Pronouncement CPC 25, and also deals with the accounting for the liability for levy which timing and amount are not certain.

•            The amendment to CPC 01/IAS 36 – Impairment of Assets addresses the disclosure of the recoverable amount of non-financial assets. This amendment eliminates certain disclosures of the recoverable amount of cash generating units that had been included in the IAS 36 with the issue of the IFRS 13.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation adopted from January 1, 2014 and new and revised standards and interpretation already issued and not yet adopted --Continued

3.1 Pronouncements (new or revised) and interpretation adopted from January 1, 2014 --Continued

•            The amendment to CPC 39/IAS 32 – Financial Instruments: Presentation, addresses the offsetting of financial assets and liabilities. This amendment clarifies that the right to offset shall not be contingent on a future event. It also shall be legally applicable to all counterparties in the normal course of business, as well as in the case of default, insolvency or bankruptcy. The amendment also considers liquidation mechanisms.

•            The revision of Technical Pronouncement 7 – Equity Method in Separate Financial Statements, amends the wording of the CPC 35 – Separate Financial Statements to incorporate the modifications made by the IASB to IAS 27 - Separate Financial Statements, which now permits the adoption of the equity method for subsidiaries in the separate financial statements, thus aligning the accounting practices adopted in Brazil with the international accounting standards. Especially for the IFRS purposes, the modifications to IAS 27 were early adopted.

There are no other standards or interpretations that were issued and not yet adopted that could, in the Management’s opinion, have a significant impact on the profit, loss or equity disclosed by the Company.

3.2. New and revised interpretations already issued and not yet adopted

•            IFRS 9 - "Financial Instruments", addresses the classification, measurement and recognition of financial assets and liabilities.

The project to revise  the standards applicable to financial instruments is composed of three phases:

Phase 1: Classification and measurement of financial assets and liabilities

In relation to the classification and measurement under the terms of the IFRS 9, all recognized financial assets, which are currently included in the scope of the IAS 39, shall be later measured at amortized cost or fair value.

Phase 2: Methodology of impairment

The impairment model of the IFRS 9 reflects the expected credit losses, instead of the incurred credit losses, under the terms of the IAS 39. According to the impairment approach of the IFRS 9, it is no longer necessary that a credit event occurs before the recognition of credit losses. Rather than this, an entity always accounts for expected credit losses and the changes in such expected credit losses. The amount of expected credit losses shall be updated every reporting date of the financial statements to reflect the changes in credit risk since it was first recognized.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation adopted from January 1, 2014 and new and revised standards and interpretation already issued and not yet adopted --Continued

3.2. New and revised standards and interpretation already issued and not yet adopted--Continued

Phase 3: Hedge Accounting

The requirements for accounting for hedge introduced by the IFRS 9 maintain the three types of hedge accounting mechanisms of IAS 39. On the other hand, the new standard provided more flexibility regarding the transaction types eligible to hedge accounting, more specifically the increase in the instrument types that qualify as hedge instruments and the types of risk components of non-financial items eligible to hedge accounting. Additionally, the effectiveness test was renewed and replaced by the economic relationship principle. The retroactive evaluation of the hedge effectiveness is no longer necessary. Additional disclosure requirements were introduced related to the risk management operations of an entity.

As applicable to annual period beginning on or after January 1, 2018: the early adoption of standards, although encouraged by the IASB, is not permitted in Brazil the Accounting Pronouncements Committee (CPC)

•       IFRS 15 – Revenue from contracts with customers

On May 28, 2014, the International Accounting Standards Board (IASB) and the Accounting Pronouncements Committee (CPC) issued new requirements for recognition of revenue under both IFRS and U.S. GAAP, respectively. IFRS 15 – Revenue from Contracts with Customers requires an entity to recognize the amount of revenue reflecting the consideration it expects to receive in exchange for the control over such goods or services. The new standard is going to replace most of the detailed guidance on the recognition of revenue that currently exists under IFRS and U.S. GAAP when it is adopted. Its application is required for annual years beginning on or after January 1, 2017, with early adoption permitted for IFRS purposes, and not permitted locally before the harmonization and approval from the CPC and CVM.

The Company is evaluating the effects of IFRS 15 and IFRS 9 on its financial statements and has not yet completed its analysis thus far, since the company has not been  able to estimate the impact of the adoption of this standard.

There is no other issued but not yet effective IFRS standards or IFRIC interpretations that could have a significant impact on the Company.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	2014	2013	2014	2013

Cash and bank note	24,501	11,940	85,059	121,222
Securities purchased under resale agreements (a)	9,291	27,092	24,836	93,972
Total cash and cash equivalents (Note 21.i.d and 21.ii.a)	33,792	39,032	109,895	215,194

(a)     Securities purchased under agreement to resale agreement comprise securities issued by Banks with a repurchase commitment by the bank, and resale commitment by the customer, at rates and terms agreed upon, backed by private or government securities, depending on the bank. The securities are registered with the CETIP.

          As of December 31, 2014, the securities purchased under resale agreement include interest earned through the balance sheet date, ranging from 70% to 101% of Interbank Deposit Certificates (CDI) (from 75% to 101.8% of CDI in 2013). All transactions are with what management considers to be top tier financial institutions.

4.2.    Short-term investments

	Company		Consolidated
	2014	2013	2014	2013

Fixed-income funds (a)	183,150	587,878	326,977	706,481
Government bonds (LFT) (a)	43,640	116,888	77,911	140,210
Securities purchased under resale agreements (a)	201,957	328,169	361,226	393,648
Bank certificates of deposit (b)	47,702	113,611	103,219	291,871
Restricted cash in guarantees to loans (c)	98,828	74,305	104,039	105,380
Restricted credits (d)	6,765	20,175	73,987	171,367
Other	-	-	-	12
Total short-term investments (Note 21.i.d and 21.ii.a)	582,042	1,241,026	1,047,359	1,808,969

(a)    Exclusive Investment Funds aimed at earning interest  in excess of the variation in the Interbank Deposit Certificate (CDI). These funds have mandates of risks that are periodically monitored and observe the internal investment policies in effect.

(b)    As of December 31, 2014,  Bank Certificates of Deposit (CDBs) include interest earned through the balance sheet date, varying from 70% to 108% (from 70% to 109% in 2013) of Interbank Deposit Certificates (CDI) rate. The CDBs earn an average income in excess of those from securities purchased under resale agreements; however, the Company invests in short term (up to 20 working days) through securities purchased under resale agreements taking into account the exemption of IOF tax, which is not granted in the case of CDBs.

(c)    Restricted cash in guarantees to loans are investments in fixed-income funds, with appreciation of shares through investments only in federal government bonds, indexed to fixed rates or to price indexes, and pledged to guarantee a portion of the Company’s issuances. These amounts are periodically released, when there is a surplus of guarantee in the issuance and/or as provided for in the indenture. See further information in Notes 13 e 17(b).

(d)    Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in the process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with customers at the financial institutions are finalized, which the Company expects to be finalized within  90 days.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

5.         Trade accounts receivable of development and services

	Company		Consolidated
	2014	2013	2014	2013

Real estate development and sales (i)	1,022,938	1,205,137	1,919,846	2,356,976
( - ) Allowance for doubtful accounts and cancelled contracts (i)	(5,616)	(7,040)	(109,893)	(179,372)
( - ) Present value adjustments	(17,095)	(10,188)	(24,642)	(14,484)
Services and construction and other receivables	24,214	28,993	40,008	60,548
	1,024,441	1,216,902	1,825,319	2,223,668

Current	748,910	1,034,833	1,440,498	1,909,877
Non-current	275,531	182,069	384,821	313,791

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	2014	2013	2014	2013

2014	-	1,052,062	-	2,103,733
2015	771,621	95,610	1,575,033	183,140
2016	146,607	43,011	187,719	61,963
2017	63,382	12,011	112,191	31,677
2018	14,291	6,979	18,969	8,275
2019 onwards	51,251	24,457	65,942	28,736
	1,047,152	1,234,130	1,959,854	2,417,524
( - ) Adjustment to present value	(17,095)	(10,188)	(24,642)	(14,484)
( - ) Allowance for doubtful account and cancelled contracts	(5,616)	(7,040)	(109,893)	(179,372)
	1,024,441	1,216,902	1,825,319	2,223,668

The balance of accounts receivable from units sold and not yet delivered is not fully reflected in the financial statements. The recovery is limited to the portion of the recorded revenues net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2(i)(b).

As of December 31, 2014, the amount received from customers in excess of the recognized revenues totaled R$12,939 (R$39,868 in 2013) in the Company’s statements, and R$21,236 (R$48,220 in 2013) in the consolidated financial statements, and are classified in the heading “Payables for purchase of properties and advances from customers" (Note 18).

Accounts receivable from completed real estate units financed by the Company are in general subject to annual interest of 12% plus IGP-M variation, with revenue being recorded in profit or loss in the account “Revenue from real estate development and sale, barter transactions and construction services". The interest amounts recognized, in the Company and consolidated financial statements for the year ended December 31, 2014 totaled R$23,134 (R$20,672 in 2013) and R$36,216 (R$31,419 in 2013), respectively.

The balances of allowance for doubtful accounts and cancelled contracts, are considered sufficient by the Company’s management to cover the estimate of future losses on realization of the accounts receivable.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services --Continued

During the years ended December 31, 2014 and 2013, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

	Company
	2014	2013

Balance at December 31	(7,040)	(17,029)
Additions (Note 23)	-	(10,758)
Write-offs (Note 23)	1,424	20,747
Balance at December 31	(5,616)	(7,040)

	Consolidated
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2012	(260,494)	180,399	(80,095)
Additions	(24,113)	14,895	(9,218)
Write-offs	105,235	(88,122)	17,113
Balance at December 31, 2013	(179,372)	107,172	(72,200)
Write-offs	69,479	(54,863)	14,616
Balance at December 31, 2014	(109,893)	52,309	(57,584)

The reversal of the present value adjustment recognized in revenue from real estate development for the year ended December 31, 2014 totaled R$3,457 (R$598 in 2013), in the Company’s statements and R$1,660 (R$1,214 in 2013) in the consolidated statements.

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries ranged from 3.27 to 4.64% in 2014 (1.98 to 3.10% in 2013), net of Civil Construction National Index (INCC).

The Company entered into the following Real Estate Receivables Agreement (CCI) transactions, which are aimed at the assignment by the assignor to the assignee of a portfolio comprising select residential and business real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolios, discounted to present value, are recorded under the heading “obligations assumed on the assignment of receivables”.

	Transaction date	Assigned portfolio	Portfolio discounted to present value	Transaction balance Company (Nota 14)		Transaction balance Consolidated (Note 14)
				2014	2013	2014	2013

(i)	Jun 26, 2009	89,102	69,315	-	-	-	12,295
(ii)	Jun 27, 2011	203,915	171,694	5,678	13,407	8,851	17,146
(iii)	Dec 22, 2011	72,384	60,097	2,897	5,654	3,985	13,686
(iv)	Jul 06, 2012	18,207	13,917	1,483	2,578	1,483	2,578
(v)	Nov 14, 2012 (a)	181,981	149,025	-	-	6,151	10,639
(vi)	Dec 27, 2012	72,021	61,647	8,604	35,831	8,604	35,831
(vii)	Nov 29, 2013	24,149	19,564	3,451	5,675	9,459	17,154
(viii)	Nov 25, 2014	15,200	12,434	9,407	-	11,513	-

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services --Continued

(a)   Transaction made by the associate Alphaville and its subsidiaries, “at the time it was a subsidiary” of the Company. The balance recorded refers to the remaining balance of the subsidiaries consolidated by the Company.

In the transactions above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the collateral to the securitization company.

For the items (i) to (vi) above, the Company was engaged to perform, among other duties, the management of the receipt of receivables, the assignment’s underlying assets, collection of defaulting customers, among other, according to the criteria of each investor, being paid for these services.

When applicable, the difference between the face value of the portfolio of receivables and the amount discounted to present value was recorded in profit or loss in the account “Discount related to Securitization Transaction” under financial expenses.

6.    Properties for sale

	Company		Consolidated
	2014	2013	2014	2013

Land	761,061	720,448	1,311,847	1,077,762
( - ) Adjustment to present value	(4,907)	(1,268)	(5,503)	(883)
Property under construction	550,982	327,343	905,190	630,407
Real estate cost in the recognition of the provision for cancelled contracts - Note 5	-	-	52,309	107,172
Completed units	121,040	74,907	260,808	291,232
( - ) Provision for realization of properties for sale	(7,760)	(3,298)	(12,309)	(11,276)
	1,420,416	1,118,132	2,512,342	2,094,414

Current portion	932,681	780,867	1,695,817	1,442,019
Non-current portion	487,735	337,265	816,525	652,395

In the years ended December 31, 2014 and 2013, the change in the provision for loss of realization is summarized as follows:

	Company	Consolidated
Balance at December 31, 2012	-	(7,663)
Additions	(3,298)	(23,758)
Write-offs	-	11,009
Transfer among land available for sale (Note 8.1)	-	9,136
Balance at December 31, 2013	(3,298)	(11,276)
Additions	(4,462)	(4,462)
Write-offs	-	3,429
Balance at December 31, 2014	(7,760)	(12,309)

The Company has undertaken commitments to build units in exchange for land, accounted for based on the fair value of the units to be delivered.

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2014 amounts to R$220,959 (R$142,860 in 2013) in the Company’s statements and R$276,613 (R$214,298 in 2013) in the consolidated statements.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

7.    Other accounts receivable

	Company		Consolidated
	2014	2013	2014	2013

Advances to suppliers	1,848	2,544	5,082	5,266
Recoverable taxes (IRRF, PIS, COFINS, among other)	20,830	23,679	76,000	70,054
Judicial deposit (Note 17)	123,510	95,343	154,939	127,405
Other	64	78	5,125	5,986

	146,252	121,644	241,146	208,711

Current portion	61,355	15,749	128,905	71,083
Non-current portion	84,897	105,895	112,241	137,628

8.    Non-current assets held for sale

8.1 Land available for sale

       The Company, in line with its strategic direction, opted to sell land not included in the Business Plan approved for 2015. Therefore, it devised a specific plan for the sale of such land. The carrying value of such land, adjusted to market value when applicable, after the test for impairment, is as follows:

	Consolidated
	Cost	Provision for impairment	Net balance

Balance at December 31, 2012	185,463	(46,104)	139,359
Transfer of properties for sale (Nota 6)	14,715	(9,136)	5,579
Reversal/Write-offs	(28,068)	(2,023)	(30,091)
Balance at December 31, 2013	172,110	(57,263)	114,847
Additions	23,313	(24,990)	(1,677)
Reversal/Write-offs	(33,686)	31,079	(2,607)
Balance at December 31, 2014	161,737	(51,174)	110,563

Gafisa and SPEs	32,928	(26,854)	6,074
Tenda and SPEs	128,809	(24,320)	104,489

On December 9, 2013, the Company disclosed the completion of the sale transaction of its 70% interest in AUSA. As a result of this transaction, a gain of R$553,745 was recorded in the Company’s balance and R$631,122 in the consolidated balance under the heading “Net income from discontinued operations”, as shown below:

	2013
	Company	Consolidated
Amount received	896,077	1,254,521
(-) Write-off of investments	(227,205)	(318,086)
(-) Write-off of goodwill	(127,380)	(379,829)
(-) Transaction cost	(16,336)	(16,336)
	525,156	540,270
Income from equity method investments	104,701	166,964
Tax expenses	(76,112)	(76,112)
	553,745	631,122

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

8.    Non-current assets held for sale --Continued

8.2 Non-current assets held for sale and profit from discontinued operations

In accordance with the provisions of paragraph 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company presents below the main lines in the statement of profit or loss and cash flows of its associate Alphaville Urbanismo S.A. (AUSA):

Statement of profit or loss	2013(a)

Net operating revenue	810,397
Operating costs	(429,066)
Operating expenses, net	(137,920)
Depreciation and amortization	(2,918)
Income from equity method investments	3,445
Financial expenses	(27,258)
Income tax and social contribution	(21,783)
194,897
Noncontrolling interests	(18,459)
Net income for the year	176,438

Cash flows	2013(a)

Operating activities	(197,093)
Investing activities	66,664
Financing activities	(1,350)

(a) Balance for the period ended December 9, 2013, the date of completion for the sale of controlling interests in AUSA.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.    Investments in ownership interests

(i)      Ownership interest

(a)     Information on subsidiaries and jointly-controlled investees

										Company				Consolidated
		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		2014	2013	2014	2014	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Construtora Tenda S/A	-	100%	100%	2,125,190	1,066,713	1,058,477	1,127,969	(109,437)	(90,926)	1,058,477	1,127,969	(109,437)	(94,837)	-	-	-	(3,911)
Alphaville Urbanismo S.A	(a)	30%	10%	2,036,491	1,474,827	561,664	454,054	107,662	176,021	168,499	45,405	24,597	-	168,499	136,216	32,283	-
Shertis Emp. e Part. S.A.	(a)	0%	100%	-	-	-	267,415	-	211,489	-	267,340	7,756	211,414	-	(75)	-	(75)
Gafisa SPE 26 Emp. Imob. Ltda.	-	100%	100%	175,315	7,369	167,946	162,059	5,887	2,982	167,946	-	1,971	-	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	80,740	14,179	66,561	77,656	532	23,388	66,561	77,656	532	23,388	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	62,954	4,926	58,028	57,377	(838)	(399)	58,028	57,377	(838)	(399)	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	54,692	10,590	44,102	41,596	2,506	(4,272)	44,102	41,596	2,506	(4,272)	-	-	-	-
Gafisa SPE-116 Emp. Imob. Ltda.	(b)	50%	50%	80,153	1,533	78,620	82,075	(5,380)	8,939	39,310	41,038	(2,690)	4,470	39,310	41,038	(2,690)	4,470
Gafisa SPE- 130 Emp. Imob. Ltda	-	100%	100%	55,196	17,941	37,255	(7)	7,645	(4)	37,255	-	8,077	-	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda	-	100%	100%	84,962	48,289	36,673	40,008	(3,335)	8,101	36,673	40,008	(3,335)	5,773	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda	-	100%	50%	35,449	51	35,398	2,829	8	(46)	35,398	3,211	8	(46)	-	382	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	(c)	100%	100%	32,145	2,951	29,194	28,971	223	(681)	29,194	-	7	-	-	-	-	-
Varandas Grand Park Em. Im. Ltda	(b)(d)	50%	50%	127,320	70,559	56,761	25,982	5,924	2,341	28,380	12,991	4,642	1,430	28,380	12,991	4,642	1,430
Sitio Jatiuca Emp. Imob. SPE Ltda	(b)	50%	50%	60,005	4,351	55,654	64,035	2,591	(5,951)	27,827	32,018	1,296	(2,975)	27,827	32,018	1,295	(2,975)
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	111,420	84,674	26,746	6,151	20,595	8,313	26,746	6,151	20,595	8,313	-	-	-	-
Gafisa SPE-88 Emp. Imob. Ltda.	(c)	100%	100%	29,130	2,637	26,493	25,550	943	(6,558)	26,493	-	980	-	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	27,555	1,168	26,387	26,357	30	(502)	26,387	26,357	30	(502)	-	-	-	-
Verdes Pracas Incorp. Imob. SPE Ltda.	-	100%	100%	26,432	203	26,230	25,494	736	(520)	26,230	25,494	736	(520)	-	-	-	-
Gafisa SPE 50 Emp. Imob. Ltda.	-	100%	100%	51,378	25,588	25,791	25,837	(46)	(446)	25,791	25,837	(46)	(446)	-	-	-	-
Gafisa e Ivo Rizzo SPE-47 Ltda	(b)	80%	80%	31,485	43	31,442	31,275	1	(1)	25,153	25,020	1	(1)	25,153	25,020	1	(1)
Parque Arvores Empr. Imob. Ltda.	(b)(d)	50%	50%	39,599	-	39,599	37,990	4,072	9,749	24,502	24,550	5,519	6,371	24,502	24,550	5,519	6,371
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	50,628	26,513	24,115	25,745	(1,631)	10,288	24,115	25,745	(1,631)	10,288	-	-	-	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	104,290	80,689	23,600	10,462	13,138	4,508	23,600	10,462	13,138	4,508	-	-	-	-
Gafisa SPE-112 Emp. Imob. Ltda.	(c)	100%	100%	23,971	2,229	21,742	20,634	1,108	8,183	21,742	-	475	-	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	85,752	64,164	21,588	10,561	11,027	6,005	21,588	10,561	11,027	6,005	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	52,259	33,483	18,776	10,163	8,612	5,120	18,776	10,163	8,612	5,120	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	24,551	5,805	18,746	39,883	(21,137)	(6,596)	18,746	39,883	(21,137)	(6,596)	-	-	-	-
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	50%	18,020	64	17,956	1,797	49	(157)	17,956	1,642	49	(157)	-	(93)	-	-
Gafisa SPE 32 Emp. Imob. Ltda.	-	100%	100%	19,180	1,264	17,916	18,070	(165)	27	17,916	18,070	(165)	27	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	60%	5,505	-	5,505	16,391	175	(194)	17,466	9,835	90	(116)	-	9,835	90	(116)
Gafisa SPE 30 Emp. Imob. Ltda.	(c)	100%	100%	63,772	47,632	16,140	16,033	107	(210)	16,140	16,033	107	(210)	-	-	-	-
Fit 13 Spe Empr. Imob. Ltda.	(b)	50%	50%	38,077	6,601	31,476	31,207	99	15,386	15,738	12,203	49	6,755	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	(c)	100%	100%	17,325	1,682	15,642	17,010	(1,367)	(286)	15,642	-	(42)	-	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	(c)	100%	100%	16,527	980	15,547	14,644	903	2,925	15,547	-	817	-	-	-	-	-
Diodon Participações Ltda	-	100%	100%	15,346	266	15,080	15,372	(292)	(18,396)	15,080	-	(345)	-	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	13,333	-	13,332	14,028	238	(1,609)	14,267	-	166	-	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	(b)	100%	80%	15,861	1,619	14,242	19,617	(79)	709	14,242	15,694	(227)	567	-	15,694	610	567
Apoena SPE Emp. Imob. Ltda.	-	100%	100%	14,137	1,100	13,038	12,941	102	1,198	13,038	12,941	102	1,145	-	-	-	-
Parque Aguas Empr. Imob. Ltda.	(b)(d)	50%	50%	17,046	-	17,046	17,188	2,255	3,671	11,589	11,640	2,925	2,529	11,589	11,640	2,925	2,529
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	80%	19,669	8,179	11,490	13,831	1,009	(383)	11,490	11,065	860	(306)	-	11,065	597	(306)
Alto Da Barra De Sao Miguel Em. Im. SPE Ltda	(b)	50%	50%	23,487	983	22,504	22,943	(439)	819	11,252	11,472	(315)	410	11,252	11,472	(315)	410
Blue I SPE - Plan., Prom., Inc. E Venda Ltda.	-	100%	100%	11,274	412	10,862	11,411	(548)	225	10,862	-	(481)	-	-	-	-	-
Città Ville SPE Emp. Imob. Ltda.	(b)	50%	50%	63,578	42,452	21,126	55,886	(1,367)	2,365	10,563	27,943	(684)	1,182	-	-	-	-
Gafisa SPE-113 Emp. Imob. Ltda.	(b)	60%	60%	72,017	54,896	17,122	15,648	3,061	(3,559)	10,273	9,389	1,837	(2,136)	10,273	9,389	1,837	(2,136)
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	39,295	29,170	10,125	(230)	10,355	-	10,125	-	10,912	-	-	-	-	-

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.    Investments in subsidiaries --Continued

(i)      Ownership interest --Continued

(a)     Information on subsidiaries and jointly-controlled investees --Continued

										Company				Consolidated
		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		2014	2013	2014	2014	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Gafisa SPE 55 Emp. Imob. Ltda.	(b)(c)	80%	0%	15,543	3,084	12,459	-	3,743	-	9,967	-	566	-	9,967	-	566	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	34,280	25,598	8,682	1,255	7,427	61	8,682	1,255	7,427	61	-	-	-	-
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	24,838	16,831	8,007	7,691	315	1,087	8,007	7,691	315	1,087	-	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	8,102	130	7,971	7,890	81	40	7,971	7,890	81	40	-	-	-	-
Gafisa SPE-84 Emp. Imob. Ltda.	-	100%	100%	15,169	7,339	7,830	8,109	(279)	(1,628)	7,830	-	(150)	-	-	-	-	-
Atins Emp. Imob.s Ltda.	(b)	50%	0%	26,221	10,819	15,402	-	72	-	7,701	-	36	-	7,701	-	37	-
Gafisa SPE-109 Emp. Imob. Ltda.	(c)	100%	100%	8,776	1,484	7,292	6,938	354	871	7,292	-	61	-	-	-	-	-
Aram Spe Empr. Imob. Ltda.	-	100%	100%	7,923	946	6,977	5,981	4,326	1,328	6,977	6,387	4,029	(5,320)	-	306	-	(6,649)
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,621	928	6,693	6,811	(118)	164	6,693	6,811	(118)	164	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	(c)	100%	100%	11,985	5,448	6,536	6,351	243	(413)	6,536	-	139	-	-	-	-	-
Gafisa SPE-85 Emp. Imob. Ltda.	(b)	80%	80%	43,021	35,282	7,739	7,064	815	(15,952)	6,191	5,651	652	(12,761)	6,191	5,651	652	(12,761)
Gafisa SPE-81 Emp. Imob. Ltda.	(c)	100%	100%	71,719	65,687	6,032	6,290	(258)	(9,760)	6,032	-	(1,969)	-	-	-	-	-
Costa Maggiore Empr. Imob. Ltda.	(b)	50%	50%	13,552	1,563	11,989	15,463	1,626	3,789	5,994	10,307	936	1,977	5,994	10,307	936	1,977
Dubai Residencial Empr. Imob. Ltda.	(b)(d)	50%	50%	6,523	-	6,523	19,400	227	10,985	5,531	12,895	(4,303)	5,581	5,531	12,895	(4,303)	5,581
Prime Empr. Imob. Ltda.	(b)(d)	50%	50%	16,974	6,100	10,874	6,322	(5,064)	563	5,437	3,161	1,010	393	5,437	3,161	1,010	393
Gafisa SPE 42 Emp. Imob. Ltda.	-	100%	100%	8,673	3,272	5,401	5,794	(393)	(97)	5,401	5,794	(393)	(97)	-	-	-	-
Jardim I - Plan., Prom. E Venda Ltda	-	100%	100%	20,881	15,737	5,144	5,973	(829)	543	5,144	5,973	(829)	543	-	-	-	-
O Bosque Empr. Imob. Ltda.	(b)	60%	60%	8,735	283	8,453	9,123	(410)	(701)	5,072	5,460	(245)	(163)	5,072	5,460	(245)	(163)
Gafisa SPE-22 Emp. Imob. Ltda.	-	100%	100%	5,814	751	5,063	5,255	(192)	(25)	5,063	5,255	(192)	(25)	-	-	-	-
OCPC01 adjustment - capitalized interests	(e)			-	-	-	-	-	-	27,237	24,185	3,052	6,719	-	-	-	3,527
Other (*)	-			444,110	433,431	10,679	(64,517)	(61,832)	(24,896)	47,474	116,563	3,679	(4,730)	16,703	93,016	(283)	(11,942)

Gafisa SPE 55 Emp. Imob. Ltda.	(c)	0%	80%	-	-	-	47,591	-	-	-	-	-	-	-	41,278	-	(537)
Saí Amarela S.A.	(b)	50%	50%	2,384	30	2,354	1,935	(99)	(153)	-	-	-	-	918	968	(50)	(1,920)
Gafisa SPE-51 Emp. Imob. Ltda.	(b)	60%	60%	5,463	1,509	3,954	4,414	(458)	(1,208)	-	-	-	-	2,372	2,647	(275)	(725)
Other	-			1,019	84	934	13,752	57	(17,202)	-	-	-	-	417	1,690	(5)	(160)
Indirect jointly-controlled investees of Gafisa	-			8,866	1,623	7,242	67,692	(500)	(18,563)	-	-	-	-	3,707	46,583	(330)	(3,342)

Acedio SPE Emp. Imob. Ltda.	-	55%	55%	4,886	3	4,883	4,696	6	(1)	-	-	-	-	2,685	2,583	3	(1)
Maria Inês SPE Emp. Imob. Ltda.	-	60%	60%	21,351	437	20,914	20,836	55	305	-	-	-	-	12,548	12,502	33	183
Fit 02 SPE Emp. Imob. Ltda.	-	60%	60%	12,549	607	11,942	11,758	184	2	-	-	-	-	7,165	7,055	110	1
Fit Jardim Botânico SPE Emp. Imob. Ltda.	-	55%	55%	39,897	1,338	38,559	39,404	(822)	1,303	-	-	-	-	21,207	21,672	(451)	716
Fit 11 SPE Emp. Imob. Ltda.	-	70%	70%	53,542	23,938	29,604	27,452	(2,643)	6,180	-	-	-	-	20,723	19,217	(1,851)	4,326
Fit 31 SPE Emp. Imob. Ltda.	-	70%	70%	22,966	11,207	11,759	15,155	(3,047)	(5,303)	-	-	-	-	8,231	10,608	(2,133)	(3,712)
Fit 34 SPE Emp. Imob. Ltda.	-	70%	70%	32,709	963	31,746	29,964	1,597	4,286	-	-	-	-	22,221	20,975	1,117	3,000
Fit 13 SPE Emp. Imob. Ltda.	-	50%	50%	38,077	6,601	31,476	31,207	99	15,386	-	-	-	-	18,399	31,222	49	16,314
Ac Participações Ltda	-	100%	80%	25,752	5,333	20,419	23,755	(3,906)	1,929	-	-	-	-	-	19,004	(3,906)	1,543
Fit 03 SPE Emp. Imob. Ltda.	-	80%	80%	11,351	544	10,807	10,044	764	(2,041)	-	-	-	-	8,646	8,035	611	(1,633)
Fit Campolim SPE Emp. Imob. Ltda.	-	55%	55%	6,726	-	6,726	6,623	(1)	(8)	-	-	-	-	3,699	3,643	(1)	(4)
Imbuí I SPE Emp. Imob. Ltda.	-	50%	50%	9,401	588	8,813	8,899	(68)	(203)	-	-	-	-	4,406	4,450	(41)	(100)
Jardim São Luiz SPE Incorp. Ltda.	-	100%	50%	8,131	666	7,465	7,130	-	(90)	-	-	-	-	-	3,565	-	(45)
Grand Park - Pq. dos Pássaros SPE Emp. Imob. Ltda.	-	50%	50%	26,453	-	26,453	35,230	2,595	9,538	-	-	-	-	18,646	17,615	1,304	6,260
Citta Itapua Emp. Imob. SPE Ltda.	-	50%	50%	14,423	1,992	12,431	15,354	(1,311)	(597)	-	-	-	-	6,215	7,379	(670)	(298)
SPE Franere Gafisa 08 Emp. Imob. Ltda.	-	50%	50%	90,554	52,936	37,618	59,996	(25,394)	11,987	-	-	-	-	18,809	29,998	(12,697)	5,993
Città Ipitanga SPE Emp. Imob. Ltda.	-	50%	50%	12,812	1,109	11,703	16,957	(810)	(378)	-	-	-	-	5,852	8,289	(403)	(189)
Other	-			-	-	-	5,236	-	(8)	-	-	-	-	-	(2,110)	(256)	(1,100)
Indirect jointly-controlled investees of Tenda	-			431,580	108,262	323,318	369,696	(32,702)	42,287	-	-	-	-	179,452	225,702	(19,182)	31,254

Subtotal				7,393,417	3,993,373	3,400,043	3,546,489	(17,816)	360,739	2,558,937	2,360,037	2,830	179,645	592,540	744,223	25,652	14,132

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.    Investments in subsidiaries --Continued

(i)      Ownership interest --Continued

(a)     Information on subsidiaries and jointly-controlled investees —Continued

										Company				Consolidated
		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		2014	2013	2014	2014	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Other investments	(f)									-	91,056	-	-	-	-	-	-
Goodwill on acquisition of subsidiaries	(g)									25,476	43,080	-	-	-	-	-	-
Goodwill based on inventory surplus	-									62,343	77,360	-	-	-	-	-	-
Addition to remeasurement of investment in associate	(h)									375,853	108,300	-	-	375,853	375,853	-	-
Total investments										3,022,609	2,679,833	2,830	179,645	968,393	1,120,076	25,652	14,132

(*)Includes companies with investment balances below R$ 5,000.

									Company				Consolidated
	Interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Provision for capital deficiency		Income from equity method investments		Provision for capital deficiency		Income from equity method investments
Direct investees	2014	2013	2014	2014	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Provision for net capital deficiency (i):
Manhattan Residencial 01 Spe Ltda	50%	50%	82,135	147,813	(65,678)	(43,283)	(21,017)	(1,401)	(32,839)	(21,642)	(10,509)	(6,762)	(32,839)	(21,642)	(10,509)	(6,762)
Gafisa Vendas Interm. Imobiliaria Ltda	100%	100%	6,090	21,694	(15,604)	(5,398)	(10,206)	(5,479)	(15,604)	(5,398)	(10,206)	(5,479)	-	-	-	-
Gafisa SPE 69 Emp. Imob. Ltda.	100%	100%	953	6,764	(5,810)	(2,862)	(2,949)	(690)	(5,810)	(2,862)	(2,949)	(690)	-	-	-	-
Gafisa SPE-117 Emp. Imob. Ltda.	100%	100%	16,259	21,403	(5,144)	(5,735)	591	182	(5,144)	(5,735)	591	182	-	-	-	-
Other (*)			30,119	36,702	(6,584)	4,901	(353)	9,031	(6,526)	(7,963)	(4,985)	(1,006)	(42)	(3,806)	4,120	-
Total provision for net capital deficiency			135,556	234,376	(98,820)	(52,377)	(33,934)	1,643	(65,923)	(43,600)	(28,058)	(13,755)	(32,881)	(25,448)	(6,389)	(6,762)

Total Income from equity method investments											(25,228)	165,890			19,263	7,370

(a)    In October 2014, the subsidiary Shertis, which only asset was the ownership interest of 20% in the subsidiary AUSA, was merged into the Company. Accordingly, the parent company started to hold 30% of interest in AUSA.

(b)    Joint venture.

(c)    Entities reclassified from unincorporated venture (SCP) to the parent company (see item (e), in view of the settlement of the obligations provided for in the contract, and its subsequent dissolution (Note 15).

(d)    The Company recorded the amount of R$6,053 in Income from equity method investments for 2014 related to the recognition, by joint ventures, of adjustments in prior years, in accordance with the ICPC09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(e)    Charges of the parent company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(f)     At a meeting of the venture partners held on February 3, 2014, the reduction in the capital of the unincorporated venture (“SCP”) was resolved in the amount of R$100,000 Class B shares, thus fulfilling all obligations provided for in the contract, and carrying out its dissolution.

(g)    On November 21, 2014, the Company acquired the remaining portion of Cipesa Empreendimentos Imobiliários in the amount of R$6,354. As a result of this transaction, the Company recorded a net effect of the write-off of goodwill, in the amount of R$17,604 (Note 11).

(h)    Amount related to the addition of the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853. The increase presented in the parent company in the year 2014 refers to the merger of the subsidiary Shertis, according to item (a).

(i)     Provision for capital deficiency is recorded in account “Other payables” (Note 16).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.    Investments in subsidiaries --Continued

(b)    Change in investments

		Company	Consolidated

Balance at December 31, 2013		2,679,833	1,120,076
Income from equity method investments		2,830	25,652
Capital contribution (decrease)		18,047	5,466
Effect reflecting the program for repurchase of treasury shares of Gafisa by Tenda	(a)	39,132	-
Redemption of shares of subsidiaries and reclassification of the SCP investments	(b)	290,920	-
Reclassification of the Shertis investment in view of the merger		90,954	-
Dividends receivable		(44,775)	(49,849)
Usufruct of shares (dividends paid) (note 15)		(11,500)	-
Realization of inventory surplus		(15,017)	-
Write-off of Cipesa goodwill	(c)	(17,604)	-
Acquisition/sale of interests		(5,748)	(5,748)
Effect on the change in the consolidation criteria due to acquisition or sale of interest		-	(104,008)
Other investments		(4,463)	(23,196)
Balance at December 31, 2014		3,022,609	968,393

(a)      In the year ended December 31, 2014, the subsidiary Tenda acquired 7,000,000 shares for R$22,728. Additionally, on November 28, 2014, the Company repurchased 25,500,000 shares, which had been originally acquired by Tenda for amount of R$61,860, recording a net effect of R$ 39,132 (note 19.1).

(b)      It refers to the net amount of the redemption of shares of the Company’s subsidiary of (R$100,000) and reclassification in view of the dissolution of the SCP and transfer of the balance sheet account balances of the investments to the parent company in the amount of R$390,920 (note 15(a)).

(c)      On November 21, 2014, the Company acquired the remaining portion of Cipesa Empreendimentos Imobiliários from C. Engenharia S.A. for the amount of R$6,354. As a result of this transaction, the Company recorded a net effect of the goodwill arising from the portion acquired in 2007 (Note 11).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

10.  Property and equipment

		Company				Consolidated
Type	2013	Addition	Write-off	100% depreciated items	2014	2013	Addition	Write-off	100% depreciated items	2014
Cost
Hardware	18,100	2,901	-	(9,269)	11,732	32,722	4,177	-	(14,566)	22,333
Vehicles	-	-	-	-	-	979	-	-	(979)	-
Leasehold improvements and installations	8,545	5,078	-	(4,574)	9,049	34,256	6,697	(3,187)	(13,250)	24,516
Furniture and fixtures	1,717	168	(246)	(960)	679	5,764	1,268	(468)	(1,111)	5,453
Machinery and equipment	2,637	3	-	-	2,640	3,836	804	(616)	(4)	4,020
Molds	-	-	-	-	-	8,130	10,035	-	(8,130)	10,035
Sales stands	139,758	15,828	(1,283)	(142,522)	11,781	203,236	19,327	(3,379)	(204,101)	15,083
	170,757	23,978	(1,529)	(157,325)	35,881	288,923	42,308	(7,650)	(242,141)	81,440

Accumulated depreciation
Hardware	(13,177)	(2,140)	-	9,269	(6,047)	(21,820)	(4,203)	-	14,566	(11,457)
Vehicles	-	-	-	-	-	(979)	-	-	979	-
Leasehold improvements and installations	(6,804)	(1,940)	-	4,574	(4,171)	(21,499)	(5,721)	1,745	13,250	(12,225)
Furniture and fixtures	(1,360)	(64)	246	960	(218)	(3,662)	(565)	1	1,111	(3,115)
Machinery and equipment	(817)	(263)	-	-	(1,080)	(1,104)	(398)	-	4	(1,498)
Molds	-	-	-	-	-	(6,945)	(2,605)	505	8,130	(915)
Sales stands	(136,360)	(9,681)	1,283	142,522	(2,236)	(196,529)	(14,481)	3,370	204,101	(3,539)
	(158,518)	(14,088)	1,529	157,325	(13,752)	(252,538)	(27,973)	5,621	242,141	(32,749)

	12,239	9,890	-	-	22,129	36,385	14,335	(2,029)	-	48,691

The following useful lives and rate are used to calculate depreciation:

	Useful life	Annual depreciation rate - %
Leasehold improvements and installations	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Vehicles	5 years	20
Molds	5 years	20
Sales stands	1 year	100

11.  Intangible assets

	Company
	2013				2014
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	80,406	10,909	-	14,780	76,535
Software – Depreciation	(42,787)	(14,616)	(14,616)	(14,780)	(42,624)
Other	8,404	2,320	(5,929)	-	4,796
	46,023	(1,387)	(20,545)	-	38,707

	Consolidated
	2013				2014
	Balance	Addition	Write-down / amortization	100% amortized items	Balance
Goodwill
AUSA	25,476	-	-	-	25,476
Cipesa (Note 9)	40,687	-	-	-	40,687
Provision for non-realization (Note 9)	(23,083)	-	(17,604)	-	(40,687)
	43,080	-	(17,604)	-	25,476

Software – Cost	104,625	13,389	(1,158)	(15,275)	101,581
Software – Depreciation	(54,708)	-	(19,122)	15,275	(58,555)
Other	13,343	2,695	(7,637)	-	8,401
	63,260	16,084	(27,917)	-	51,427

	106,340	16,084	(45,521)	-	76,903

Other intangible assets comprise expenditures on the acquisition and implementation of information systems and software licenses, amortized over five years (20% per year).

Goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

11.  Intangible assets --Continued

The Company evaluated the recovery of the carrying value of goodwill using the “value in use”, applying discounted cash flow models of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates relating to cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions relating to growth, cash flow and future cash flows are based on the Company’s business plan, approved by management, as well as on comparable market data, and represent Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units or group of assets that provide the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital. Consistent with the economic valuation techniques, the evaluation of the value in use is made for a five-year period,  considering the perpetuity of assumptions in view of the capacity for indefinite business continuity. The main assumptions used in the estimate of value in use are the following: a) revenue – revenues were projected between 2015 and 2019 considering the growth in sales and client base of the different cash-generating units; b) Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance over the past five years and on reasonable macroeconomic assumptions, and supported by the financial market projections. The impairment test of the Company’s intangible assets resulted in the need for recognizing a provision for impairment loss in the year ended December 31, 2014 in the amount of R$17,604 (R$963 in 2013) related to the goodwill on acquisition of CIPESA.

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	2014	2013	2014	2013

National Housing System - SFH /SFI (i)	January 2015 to December 2018	8.30% to 11.00% + TR 117% of CDI 12.87% Fixed	925,163	699,131	1,128,514	1,088,258
Certificate of Bank Credit - CCB (ii)	June 2015 to July 2017	117.9% of CDI 2.20% + CDI 13.20% Fixed	268,911	550,053	268,911	550,052
			1,194,074	1,249,184	1,397,425	1,638,310

Current portion			443,802	376,047	550,058	590,386
Non-current portion			750,272	873,137	847,367	1,047,924

(i)   The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and backed by secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment of receivables.

On September 29, 2014, the Company took out a loan for building a Real Estate Venture in the amount of R$194,000, and the final maturity is dated for October 8, 2018. The loans is backed by secured guarantee represented by a first-grade mortgage of select real estate ventures of the Company and fiduciary assignment of real estate receivables of these selected ventures. This contract has clauses that restrict the ability of taking some actions, and may require the early maturity in case these clauses are not fulfilled. As of December 31, 2014, the Company is compliant with all of its contractual obligations.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

12.  Loans and financing —Continued

(ii)  On September 29, 2014, the Company settled R$66,000 in advance related to the debt balance of Certificates of Bank Credit (CCB) with secured guarantee and final maturity on May 2, 2016, discharging the Company from all commitments taken on this contract as of such date.

Rates

•   CDI - Interbank Deposit Certificate;

•   TR - Referential Rate.

The current and non-current installments fall due as follows:

	Company		Consolidated
Maturity	2014	2013	2014	2013

2014	-	376,047	-	590,386
2015	443,802	489,889	550,058	642,328
2016	431,312	275,118	506,207	296,464
2017	235,752	106,898	252,605	107,901
2018	83,208	1,232	88,555	1,231
	1,194,074	1,249,184	1,397,425	1,638,310

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of December 31, 2014 and 2013 are disclosed in Note 13.

Financial expenses of loans, financing and debentures (Note 13) are capitalized at the cost of construction of each venture and land, according to the use of funds, and recognized in profit or loss for the year in proportion to the units sold, as shown below. The capitalization rate used in the determination of the costs of loans eligible for capitalization ranges from 10.95% to 12.24% as of December 31, 2014 (9.14 to 10.14% in 2013).

The following table shows the summary of financial expenses and charges and the capitalized rate in the account called Properties for sale.

	Company		Consolidated
	2014	2013	2014	2013

Total financial charges for the period	283,130	243,504	354,968	309,006
Capitalized financial charges	(186,058)	(88,931)	(233,905)	(132,183)

Financial expenses (Note 25)	97,072	154,573	121,063	176,823

Financial charges included in “Properties for sale”:

Opening balance	142,860	135,582	214,298	239,327
Capitalized financial charges	186,058	88,931	233,905	132,183
Charges recognized in profit or loss (Note 24)	(107,959)	(81,653)	(171,590)	(157,212)

Closing balance (Note 6)	220,959	142,860	276,613	214,298

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

13.  Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	2014	2013	2014	2013

Sixth placement (i)	100,000	CDI + 1.30%	June 2014	-	151,513	-	151,513
Seventh placement (ii)	525,000	TR + 9.8205%	December 2017	502,033	551,855	502,033	551,855
Eighth placement / first series (iii)	144,214	CDI + 1.95%	October 2015	147,640	294,073	147,640	294,073
Eighth placement / second series (iv)	11,573	IPCA + 7.96%	October 2016	15,185	14,216	15,185	14,216
Ninth placement (v)	130,000	CDI + 1.90%	July 2018	134,624	-	134,624	-
First placement (Tenda) (vi)	380,000	TR + 9.25%	October 2016	-	-	389,617	409,561
				799,482	1,011,657	1,189,099	1,421,218

Current portion				314,770	354,271	504,387	563,832
Non-Current portion				484,712	657,386	684,712	857,386

(i)      On June 2, 2014, the Company made the payment in the amount of R$158,969, of which R$100,000 related to the Face Value of the Placement and R$58,969 related to the interest payable, thus settling all obligations of its 6th Debenture Placement.

(ii)     In the year ended December 31, 2014, the Company made the payment in the amount of R$107,075, of which R$50,000 related to the Face Value of the Placement and R$57,075 related to the interest payable.

(iii)    In the year ended December 31, 2014, the Company made the payment in the amount of R$179,356, of which R$144,214 related to the Face Value of the Placement and R$35,142 related to the interest payable.

(iv)    On October 15, 2014, the Company made the payment in the amount of R$1,176 related to the interest payable of this placement.

(v)     On July 22, 2014, the Company approved the ninth private placement of non-convertible debentures, with general guarantee, in only one series in the amount of R$130,000, fully paid-in on July 28, 2014 with final maturity on July 27, 2018. The proceeds from the placement will be used in the development of select real estate ventures and their general guarantees are represented by the fiduciary assignment of real estate receivables and the real estate mortgage of such ventures. The face value of the Placement will accrue interest corresponding to the cumulative variation of the DI (Interbank Deposit tax) plus a spread equivalent to 1.90% p.a.. This placement was subject to an assignment to the securitization company by its debenture holders, which later issued mortgage-backed securities (CRI). On this same date, the Company entered into an interest rate swap transaction to mitigate its exposure to the index in question, as detailed in Note 21.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

13.  Debentures--Continued

(vi)    On March 28, 2014, the partial deferment of the payment for the fourth installment of the face value of this placement was approved in the amount of R$90,000 until May 1, 2014, while R$10,000 should be paid on the original due date on April 1, 2014. On April 17, 2014, all of the debenture holders of the first placement  of subsidiary Tenda unanimously approved without any exception: (a) the change in the maturity schedule of this placement to the following amounts and due dates: (i) R$10,000 on April 1, 2014, (ii) R$10,000 on October 1, 2014, (iii) R$80,000 on April 1, 2015, (iv) R$100,000 on October 1, 2015, (v) R$100,000 on April 1, 2016, (vi) R$100,000 on October 1, 2016; (b) reduction in the Guaranteed Percentage to 130% of Eligible Receivables; (c) reduction to three (3) months the period for retaining the amounts in the Centralized Account previous to the maturity of each amortization and/or interest installment; (d) change in the definition of associate credit (“crédito associativo”), a government real estate finance aid, of the Indenture; (e) permission for cancelling the restriction of Receivables in case of guarantee surplus; (f) exclusion of the possibility of early redemption and/or early amortization of Debentures. In the year ended December 31, 2014, the Company made the payment in the amount of R$58,849, of which R$20,000 related to the Face Value of the Placement, and R$38,948 related to the interest payable.

Current and non-current installments fall due as follows.

	Company		Consolidated
Maturity	2014	2013	2014	2013

2014	-	354,271	-	563,832
2015	314,770	299,093	504,387	499,093
2016	175,778	158,292	375,778	158,292
2017	244,690	200,001	244,690	200,001
2018	64,244	-	64,244	-
	799,482	1,011,657	1,189,099	1,421,218

As mentioned in Note 4.2, as of December 31, 2014, the balance of cash in guarantee to loans in investment funds in the amount of R$98,828 (R$74,305 in 2013) in the Company statements, and R$104,039 (R$105,380 in 2013) in the consolidated statements, is pledged as part of the calculation of the guarantee of 1st debenture placement of the subsidiary Tenda and the 7th placement of the Company.

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of December 31, 2014 and 2013 are as follows:

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

13.  Debentures--Continued

	2014	2013
Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-9.33 times	-6.21 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-19.32%	-31.6%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 times over the net debt plus payable for purchase of properties plus unappropriated cost	2.10 times	2.79 times

Eighth placement - first and second series and Loans and Financing
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-5.32 times	-4.31 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-19.32%	-31.6%

Ninth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt	3.86 times	n/a
Net debt cannot exceed 100% of equity plus noncontrolling interests	46.73%	n/a

	2014	2013
First placement – Tenda
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE(5) is always above zero.	-2.75 times	-2.49 times
Net debt less debt with secured guarantee (3) required to be in excess of 50% of equity.	-46.72%	-56.97%

Total account receivable plus unappropriated income plus total inventory of finished units required to be over 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost or below zero

	2.89 times	56.85 times

(1)     Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)     Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)     Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)     Total receivables.

(5)     Total inventory.

14.  Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio, described in Notes 5(i) to 5(viii) are as follows:

	Company		Consolidated
	2014	2013	2014	2013

Assignment of receivables:
CCI obligation Jun/09 - Note 5(i)	-	-	-	12,295
CCI obligation Jun/11 - Note 5(ii)	5,678	13,407	8,851	17,146
CCI obligation Dec/11 - Note 5(iii)	2,897	5,654	3,985	13,686
CCI obligation Jul/12 - Note 5(iv)	1,483	2,578	1,483	2,578
CCI obligation Nov/12 - Note 5(v) (a)	-	-	6,151	10,639
CCI obligation Dec/12 - Note 5(vi)	8,604	35,831	8,604	35,831
CCI obligation Nov/13 - Note 5(vii)	3,451	5,675	9,459	17,154
CCI obligation Nov/14 - Note 5(viii)	9,407	-	11,513	-
FIDC obligation – (b)	2,976	5,337	6,083	6,381
Other	-	5,719	-	4,187
	34,496	74,201	56,129	119,897

Current portion	14,128	50,184	24,135	82,787
Non-current potion	20,368	24,017	31,994	37,110

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables --Continued

Regarding the above transactions, except for item (a), the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

The obligation of item (a), is guaranteed by the issuance of Subordinated CRI limited to 4% of the issuance amount, not having right of recourse above this limit.

(b)   On May 28, 2013, the Company settled its obligations of the Gafisa FIDC. The Company had obligations arising from the pledge of guarantees in favor of the assignee, which were maintained by the successor of Gafisa FIDC. Until the total fulfillment of the latter, these amounts are classified in a specific account in current and non-current liabilities.

15.  Payables to venture partners

	Company		Consolidated
	2014	2013	2014	2013

Payable to venture partners (a)	-	100,000	-	103,814
Usufruct of shares (b)	10,794	19,536	11,030	19,866

	10,794	119,536	11,030	123,680

Current portion	6,081	108,742	6,317	112,886
Non-current portion	4,713	10,794	4,713	10,794

The current and non-current portions fall due as follows:

	Company		Consolidated
	2014	2013	2014	2013

2014	-	108,742	-	112,886
2015	6,081	6,080	6,317	6,080
2016	3,573	3,574	3,573	3,574
2017	1,140	1,140	1,140	1,140
Total	10,794	119,536	11,030	123,680

(a)     In the Company’s statements, in January 2008, the Company formed an unincorporated venture (“SCP”), the main objective of which was to hold interest in other real estate development companies. At a meeting of the venture partners held on February 3, 2014, they decided to reduce the SCP capital by R$100,000 Class B shares and, as consequence of this resolution, the SCP paid the amount of R$100,000 to the partners that held such shares and R$4,742 related to the mandatory minimum dividend, thus fulfilling all obligations arising from this contract, with subsequent dissolution of the SCP created for this purpose.

(b)     The Company entered in June 2011 into a private instrument for establishing the usufruct of 100% preferred shares of SPE-89 Empreendimentos Imobiliários S.A., over a period of six years, raising funds amounting to R$45,000. In the year ended December 31, 2014, the total amount of dividends paid to the holders of preferred shares by SPE-89 Empreendimentos Imobiliários S.A. amounted to R$11,500 (Note 9).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

16.  Other payables

		Company		Consolidated
	2012	2014	2013	2014	2013

Acquisition of interests	2.286	-	5,102	2,395	5,102
Provision for penalties for delay in construction works	8.883	3,541	6,873	7,663	14,530
Cancelled contract payable	2.363	10,557	9,457	27,607	38,901
Warranty provision	28.345	30,858	23,087	52,167	53,006
Deferred sales taxes (PIS and COFINS)	21.772	9,507	24,841	14,163	40,461
Provision for net capital deficiency (Note 9)	35.570	65,923	43,600	32,882	25,448
Long-term suppliers		6,158	14,754	12,117	29,780
Other liabilities	13.781	19,185	11,733	39,446	39,386

	113.000	145,729	139,447	188,440	246,614

Current portion	90.953	128,567	101,296	157,896	176,740
Non-current portion	22.047	17,162	38,151	30,544	69,874

17.  Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative proceedings at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the losses on pending decisions. The Company does not expect any reimbursement in connection with these claims.

In the year ended December 31, 2014, the changes in the provision are summarized as follows:

Company	Civil lawsuits(i)	Tax proceedings(ii)	Labor claims	Total
Balance at December 31, 2012	109,585	372	18,410	128,367
Additional provision (Note 24)	41,146	(117)	22,613	63,642
Payment and reversal of provision not used	(42,859)	(92)	(9,459)	(52,410)
Balance at December 31, 2013	107,872	163	31,564	139,599
Additional provision (Note 24)	35,836	252	24,133	60,221
Payment and reversal of provision not used	(19,533)	(197)	(10,250)	(29,980)
Balance at December 31, 2014	124,175	218	45,447	169,840

Current portion	91,665	218	11,151	103,034
Non-current portion	32,510	-	34,296	66,806

Consolidated	Civil lawsuits(i)	Tax proceedings (ii)	Labor claims	Total
Balance at December 31, 2012	138,615	14,670	55,075	208,360
Additional provision (Note 24)	48,692	-	29,710	78,402
Payment and reversal of provision not used	(52,824)	(14,497)	(21,513)	(88,834)
Balance at December 31, 2013	134,483	173	63,272	197,928
Additional provision (Note 24)	65,699	600	46,765	113,064
Payment and reversal of provision not used	(42,340)	(359)	(28,719)	(71,418)
Balance at December 31, 2014	157,842	414	81,318	239,574

Current portion	91,665	218	11,151	103,034
Non-current portion	66,177	196	70,167	136,540

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

17.  Provisions for legal claims and commitments --Continued

(a)     Civil lawsuits, tax proceedings and labor claims

As of December 31, 2014, the Company and its subsidiaries have reserved the amount of R$123,510 (R$95,343 in 2013) in the Company’s statement, and R$154,939 (R$127,405 in 2013) in the consolidated statement (Note 7) to cover civil lawsuits (R$88,378 in the Company’s statement and R$106,731 in the consolidated statement); labor claims (R$22,821 in the Company’s statement and R$35,858 in the consolidated statement) and tax proceedings (R$12,311 in the Company’s statement and R$12,350 in the consolidated statement) previously mentioned.

(i)      As of December 31, 2014, the provisions related to civil lawsuits include R$65,016 (R$67,480 in 2013) related to lawsuits in which the Company is included in the defendant side to be liable for in and out of court debts which original debtor is a former shareholders of the Company, Cimob Companhia Imobiliária (“Cimob”), or involve other companies of the same economic group of Cimob. In these lawsuits, the plaintiff argues that the Company should be liable for Cimob’s debts, because in the Company takes on the obligations of Cimob after acquisition (business succession, merger of assets and/or formation of a same economic group involving the Company and the Cimob Group). In addition, there is judicial deposit in the amount of R$62,381 (R$48,823 in 2013) related to these lawsuits.

The Company does not agree with the statement of facts based on which it has been included in these lawsuits and continues to dispute in court its liability for the debts of a third company, as well as the amount charged by the plaintiffs. The Company has already obtained favorable and unfavorable decisions in relation to this matter, which is the reason why it is not possible to estimate a uniform outcome in all lawsuits. The Company also aims to  file a lawsuit against Cimob and its former and current parent companies to argue  that it should not be liable for the debts of that company, as well as indemnity of the amounts already paid by the Company in lawsuits relating to the charge of debts owed only by Cimob.

(ii)     The former subsidiary AUSA, current associate, is a party to lawsuits and administrative proceedings related to Excise Tax (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS, after review by the legal advisor was reclassified as possible.

According to the negotiation of the sale of controlling interest of 70% in AUSA to Private Equity AE Investimentos e Participações S.A., it was agreed in the purchase and sale contract that the Company would cover the court costs in the event of unfavorable decision. The contingency amount considered by the legal advisor as possible, totals R$16,638 as of December 31, 2014 (R$15,925 in 2013, classified as likelihood of probable loss in AUSA).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

17.  Provisions for legal claims and commitments --Continued

(iii)    Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection with adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring a land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines. The lawsuits in dispute by the Company in civil court are considered by the legal advisor to have possible losses in the amount of R$11,987 in the Company’s statement and R$13,734 in the consolidated statement.

(iv)    Lawsuits in which likelihood of loss is rated as possible

As of December 31, 2014, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$561,056 (R$435,046 in 2013), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and review of the involved amounts.

	Company		Consolidated
	2014	2013	2014	2013

Civil lawsuits	233,371	64,026	441,083	331,976
Tax proceedings	38,053	39,248	53,586	45,413
Labor claims	42,355	36,227	66,387	57,657
	313,779	139,501	561,056	435,046

(b)     Payables related to the completion of real estate ventures

The Company committed to completing units sold and to comply with the laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As of December 31, 2014, the Company and its subsidiaries have restricted cash which will be released at the extent the guarantee indexes described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

17.  Provisions for legal claims and commitments --Continued

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of 28 real estate areas where its facilities are located, at a monthly cost of R$1,078 adjusted by the IGP-M/FGV variation. The rental terms range from 1 to 10 years and there is a fine in case of cancelled contracts that could be  three-months of rent or linked to the time left in the original contract.

18.  Payables for purchase of properties and advances from customers

	Company		Consolidated
	2014	2013	2014	2013

Payables for purchase of properties	127,123	115,397	331,436	262,902
Adjustment to present value (Note 6)	(5,077)	(873)	(5,619)	(873)
Advances from customers
Development and sales - Note 5(i)	12,939	39,868	21,236	48,220
Barter transaction - Land (Note 6)	168,028	165,703	244,689	178,100

	303,013	320,095	591,742	488,349

Current portion	228,991	284,366	490,605	408,374
Non-current portion	74,022	35,729	101,137	79,975

19.  Equity

19.1.  Capital

As of December 31, 2014 and 2013, the Company's authorized and paid-in capital amounts to R$2,740,662, represented by 408,066,162 (435,559,201 in 2013) registered common shares, without par value, of which 29,881,286 (19,099,486 in 2013) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without the need of making amendment to the articles, upon resolution of the Board of Directors, which shall set the conditions for issuance up to the limit of 600,000,000 (six hundred million) common shares.

On February 26, 2014, the Board of Directors of Tenda approved the termination of the program to repurchase common shares issued by Gafisa, approved on December 9, 2013, for holding them in treasury and later selling them. In the period of the program, 7,000,000 shares in free float totaling R$22,728 were acquired.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19.  Equity --Continued

19.1.  Capital --Continued

On the same date, the Board of Directors of the Company created a program to repurchase its common shares aimed at holding them in treasury and later selling or cancelling them, limiting the acquisition to 17,456,434 shares to be carried out within 365 days. In the year ended December 31, 2014, there was the acquisition of the totality of shares of the program in the amount of R$52,097. Additionally, the Company transferred 5,463,395 shares in the total amount of R$17,583 related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$6,921.

On November 18, 2014, the Company approved the cancellation of 11,993,039 common shares issued by the Company and held in treasury, without a capital decrease, and ended the repurchase program initiated on February 26, 2014 since all approved shares had been acquired. On the same date, having observed the approval granted by the CVM, it authorized the private acquisition for holding in treasury of 25,500,000 shares issued by the Company originally acquired by Tenda, which was settled on November 28, 2014, for the amount of R$61,860.

Additionally, on this same date, a new program was approved to repurchase the common shares issued by the Company to hold them in treasury and later sell or cancel them, over a period of 365 days, up to the limit of 16,257,130 shares, which was amended on December 3 to permit the additional acquisition of 13,950,000 shares, with a limit totaling 30,207,130 shares. On December 3, 2014, a resolution was taken on the cancellation of 15,500,000 common shares issued by the Company held in treasury, without a capital decrease.

In the year ended December 31, 2014, the Company acquired 19,281,800 shares in the scope of the repurchase program approved on November 18, 2014, for the amount of R$40,440.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19.  Equity --Continued

19.1.  Capital --Continued

Treasury shares - 12/31/2014
Type	GFSA3	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying value
20/11/2001	599,486	2.8880	0.14%	1,319	1,731
1st quarter 2013	1,000,000	4.3316	0.23%	2,200	4,336
2nd quarter 2013	9,000,000	3.9551	2.07%	19,800	35,634
4th quarter 2013	8,500,000	3.6865	1.95%	18,700	31,369
1 st quarter 2014	14,900,000	3.2297	3.42%	32,780	48,168
2 nd quarter 2014 (transfer)	(4,169,157)	3.2168	-1.03%	(9,172)	(13,424)
2 nd quarter 2014	1,000,000	3.1843	0.25%	2,200	3,187
3rd quarter 2014 (transfer)	(1,294,238)	3.2135	-0.30%	(2,847)	(4,159)
3rd quarter 2014	752,900	2.9283	0.17%	1,656	2,206
4th quarter 2014	27,085,334	2.0956	6.64%	59,588	61,704
4th quarter 2014 (cancellations)	(27,493,039)	3.3351	-6.74%	(60,485)	(91,693)
	29,881,286	2.6458	6.80%	65,739	79,059

(*)     Market value calculated based on the closing share price at December 31, 2014 (R$2.20), not considering the effect of occasional volatilities.

Treasury shares - 12/31/2013
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying value
11/20/2001	599,486	2.8880	0.14%	2,116	1,731
1st quarter 2013	1,000,000	4.3316	0.23%	3,530	4,336
2nd quarter 2013	9,000,000	3.9551	2.07%	31,770	35,634
4th quarter 2013	8,500,000	3.6865	1.95%	30,005	31,369
	19,099,486	3.8258	4.39%	67,421	73,070

(*)     Market value calculated based on the closing share price at December 31, 2013 (R$3.53), not considering the effect of occasional volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits (Note 17(a)(i)).

During 2013, capital increase was approved in the amounts of R$4,868, with issue of 2,329,422 new common shares.

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2012	432,629
Exercise of stock options	2,330
Repurchase of treasury shares	(18,500)
Outstanding shares as of December 31, 2013	416,459
Repurchase of treasury shares	(43,738)
Transfer related to the stock option program	5,463
Outstanding shares as of December 31, 2014	378,184

Weighted average shares outstanding	401,905

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19.  Equity --Continued

19.2.  Allocation of profit (loss) for the year

According to the Company’s by-laws, profit for the year is allocated as follows, after deduction of occasional accumulated losses and provision for taxes and social contribution: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock; (ii) 25% of the remaining balance to pay mandatory dividends; and (iii) amount not in excess of 71.25% to set up the Reserve for Investments, with the purpose of financing the expansion of the operations of the Company and its subsidiaries.

The Board of Directors, by referendum of the Annual Shareholders’ Meeting, shall examine the accounts and financial statements related to the year 2014.

The allocation of net income for 2013 and the absorption of losses for 2014 by the income reserve are shown below:

Net income for 2013	867,443
(-) Absorption of accumulated losses balance	(235,582)
(-)Legal reserve (5%)	(31,593)
(=) Calculation basis	600,268
Minimum mandatory dividend (25%)	150,067
Interest on equity declared for the year (i)	130,192
(-) Withholding income tax (IRRF) on interest on equity	(13,045)
Dividend to be declared	32,920
Reserve for investments as of December 31, 2013	437,156
(-) Treasury shares sold and cancelled (Note 19.1)	(102,355)
Net loss for 2014	(42,549)
Reserve for investments as of December 31, 2014	292,252

On February 12, 2014, the Company made the settlement of interest on equity in the net amount of R$117,122.

On December 11, 2014, the Company carried out the settlement of mandatory dividends declared at the Annual Shareholders’ Meeting related to the year ended December 31, 2013 in the amount of R$32,920.

19.3.  Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 24) and in the years ended December 31, 2014 and 2013 had the following effects on profit or loss:

	2014	2013

Gafisa	15,489	17,263
Tenda	838	156
	16,327	17,419

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19.  Equity --Continued

19.3.  Stock option plan --Continued

 (i)   Gafisa

The Company has a total of five stock option plans comprising common shares, launched in 2010, 2011, 2012, 2013 and 2014 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

Changes in the stock options outstanding in the years ended December 31, 2014 and 2013, including the respective weighted average exercise prices are as follows:

	2014		2013
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	11,908,128	1.47	9,742,400	1.32
Options granted	4,361,763	1.93	5,383,627	1.86
Options exercised (i)	(5,463,395)	1.26	(2,329,422)	2.09
Options expired	(748,518)	3.66	-	-
Options forfeited	(515,335)	0.04	(888,477)	0.39

Options outstanding at the end of the period	9,542,643	1.49	11,908,128	1.47

(i)    For the year ended December 31, 2014, the amount received through exercised options was R$6,921 (R$4,867 in 2013).

As of December 31, 2014, the stock options outstanding and exercisable are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

9,542,643	4.09	1.49	1,178,113	2.53

During the year ended December 31, 2014, the Company granted 4,361,763 options in connection with its stock option plan comprising common shares (5,383,627 options granted in 2013).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19.  Equity --Continued

19.3.  Stock option plan --Continued

The fair value of the new options granted was R$7,464 (R$11,048 in 2013), which was determined based on the following assumptions:

	2014	2013
Pricing model	MonteCarlo	Binomial	MonteCarlo
Exercise price of options (R$)	R$3.13 type A and R$0.01 type B	R$4.05	R$4.08 e R$0.01
Weighted average price of options ( (R$)	R$ 1.93	R$4.05	R$1.11
Expected volatility (%) – (*)	55%	40%	40%
Expected option life (years)	4.66 years	12.43 years	2.45 years
Dividend income (%)	1.90%	1.90%	1.90%
Risk-free interest rate (%)	10.55%	7.23%	7.23%

 (*)The volatility was determined based on regression analysis of the ratio of the share volatility of the Gafisa S.A., to the Ibovespa index.

For the year ended December 31, 2014, the Company recognized in the account called "Other income (expenses), net", the expenses with the stock option plan of the former subsidiary Alphaville Urbanismo S.A., in the amount of R$17,679 related to the balance payable of exercised options, according to the contract between the parties (Note 24).

 (ii)   Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of December 31, 2014, the amount of R$14,965 (R$14,939 as of December 31, 2013), related to the reserve for granting options of Tenda is recognized under the account “Related Parties” of the parent company Gafisa.

On August 11, 2014, the Board of Directors of the subsidiary Tenda granted a total of 41,090,354 stock options to employees and management of the Company (beneficiaries).The following list show the shares and their applicable   exercise dates: 640,806 on March 31, 2017; 8,218,067 on March 31, 2018; 31,270,289 on March 31, 2019; and 961,192 on March 31, 2020.

On November 12, 2014, the Board of Directors of Tenda approved a complementary grant of 1,169,333 stock options at the exercise price of R$0.77, of which 233,867 have an exercise date on March 31, 2018 and 935,466 on March 31, 2019.

The granted options entitle their holders (beneficiaries) to purchase common shares of the Company’s capital, after periods that vary from five to ten years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19.  Equity --Continued

19.3.  Stock option plan --Continued

The fair value of the new options granted totaled R$9,346, determined based on the following assumptions:

2014
Pricing model	Black-Scholes
Exercise price of options (R$)	R$0.77
Weighted average price of options (R$)	R$0.76
Expected volatility (%) – (*)	31.02%
Expected option life (years)	4.05
Risk-free interest rate (%) (**)	11.81%

 (*) The volatility was determined based on the history of the BM&FBOVESPA Real Estate Index (IMOBX).

(**)The risk-free interest rate of the market for the option term on the grant date varied between 11.66% and 11.81%.

20.  Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the years ended December 31, 2014 and 2013 is as follows:

	Consolidated
	2014	2013

Profit (loss) before income tax and social contribution, and statutory interest	(28,450)	239,368
Income tax calculated at the applicable rate - 34%	9,673	(81,385)
Net effect of subsidiaries taxed by presumed profit	(2,085)	(2,316)
Tax losses (tax loss carryforwards used)	(9,555)	4,694
Income from equity method investments	5,249	2,507
Effect of the profit from discontinued operations	-	(89,398)
Stock option plan	(11,562)	(5,923)
Other permanent differences	(7,280)	(18,443)
Charges on payables to venture partners	2,509	6,847
Tax benefits recognized (not recognized)	(2,224)	180,605
	(15,275)	(2,812)

Tax expenses - current	(33,330)	(23,690)
Tax income (expenses) - deferred	18,055	20,878

(ii)    Deferred income tax and social contribution

The Company recognized deferred tax assets on tax losses and income tax and social contribution carryforwards for prior years, which have no expiration, and for which offset is limited to 30% of annual taxable profit, to the extent the taxable profit is likely to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

20.  Income tax and social contribution --Continued

(ii)    Deferred income tax and social contribution --Continued

The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to offset the deferred tax asset, based on projections of results prepared by internal assumptions and future economic scenarios that enable its total or partial use. As of December 31, 2014 and 2013, the Company did not recognize any deferred tax assets calculated on the tax loss and temporary differences of the subsidiary Tenda.

As of December 31, 2014 and 2013, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	2014	2013	2014	2013
Assets
Provisions for legal claims	57,746	47,464	81,455	67,296
Temporary differences – PIS and COFINS deferred	9,754	7,918	14,960	15,566
Provisions for realization of non-financial assets	2,638	2,698	12,793	22,852
Temporary differences – CPC adjustment	11,765	21,733	18,656	31,819
Other provisions	58,363	39,684	92,384	76,736
Income tax and social contribution loss carryforwards	79,499	86,848	301,598	288,712
Tax credits from downstream acquisition	28,165	9,226	28,165	9,226
Tax benefits not recognized	-	(12,327)	(276,758)	(274,534)
	247,930	203,244	273,253	237,672

Liabilities
Negative goodwill	(92,385)	(91,323)	(92,385)	(91,323)
Temporary differences –CPC adjustment	(112,258)	(36,822)	(111,294)	(127,790)
Differences between income taxed on cash basis and recorded on an accrual basis	(69,413)	(26,000)	(104,314)	(75,211)
	(274,056)	(154,145)	(307,993)	(294,324)

Total net	(26,126)	49,099	(34,740)	(56,652)

(i)     The deferred income tax and social contribution liability of the Company considers the tax on the remeasurement of the investment in associate in the amount of R$90,967, originally recorded in Shertis, subsidiary merged on October 9, 2014 (Note 9(a)).

The balances of income tax and social contribution loss carryforwards for offset limited are as follows:

Company
2014			2013
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

233,820	233,820		255,435	255,435	-

Deferred tax asset (25%/9%)

58,455	21,044	79,499	63,859	22,989	86,848

Recognized deferred tax asset

58,455	21,044	79,499	54,795	19,726	74,521

Unrecognized deferred tax asset

-	-	-	9,064	3,263	12,327

Consolidated
2014			2013
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

887,052	887,052		849,150	849,150	-

Deferred tax asset (25%/9%)

221,763	79,835	301,598	212,288	76,424	288,712

Recognized deferred tax asset

58,455	21,044	79,499	54,795	19,726	74,521

Unrecognized deferred tax asset

163,308	58,791	222,099	157,493	56,698	214,191

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

20.  Income tax and social contribution --Continued

(ii)      Deferred income tax and social contribution --Continued

Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income tax and social contribution is as follows:

Company

2015

9,106

2016

2,589

2017

25,455

2018

18,425

2019 onwards

178,246
233,820

21.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and execution of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)    Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only short-term securities of top tier financial institutions.

With regards to account receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of secured guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period. As of December 31, 2014 and 2013, there was no significant credit risk concentration associated with clients.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments -- Continued

(i)     Risk considerations --Continued

b)    Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of December 31, 2014, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity between June 2015 and October 2018. The derivative contracts are as follows:

Consolidated
		Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index	Swap	Beginning	End	2014	2013

Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI + 1.6344%	12/20/2013	06/20/2014	-	978
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI + 0.2801%	06/20/2014	12/22/2014	-	128
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI + 1.6344%	12/22/2014	06/22/2015	(208)	(91)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI + 0.2801%	06/22/2015	12/21/2015	(401)	(306)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI + 1.6344%	12/21/2015	06/20/2016	(160)	(236)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI + 0.2801%	06/20/2016	12/20/2016	(185)	(255)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/20/2017	58	(35)
Gafisa S/A	Banco Votorantim S.A. (a)	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	(941)	-
Gafisa S/A	Banco HSBC (b)	194,000	Fixed 12.8727%	120% CDI	09/29/2014	10/08/2018	(6,336)	-
							(8,173)	183

					Current		(3.340)	183
					Non-current		(4.833)	-

(a)      On July 22, 2014, the Company bought derivative swap transaction to mitigate the exposure to the fixed index of the debenture placed on such date (Note 13), changing the position from CDI + 1.90% p.a. to 118% of CDI.

(b)      On September 29, 2014, the Company bought a derivative swap transaction to mitigate the exposure to the fixed index of the financing taken out on such date (Note 12), changing the fixed position from 12.8727% to 120% of CDI.

During the year ended December 31, 2014, the amount of R$7,492 (R$5,103 in 2013) in the Company’s statements and in the consolidated statements, which refers to net result of the interest swap transaction, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note 25).

       The estimated fair value of derivative financial instruments conducted by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments -- Continued

(i)     Risk considerations --Continued

c)    Interest rate risk

Interest rate risk arises from the possibility that the Company and its subsidiaries may experience gains or losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigating this risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 12 and 13. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units completed (Note 5), are subject to annual interest rate of 12%, appropriated on a pro rata basis.

d)    Liquidity risk

Liquidity risk refers to the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments as they become due.

To mitigate liquidity risks, and to optimize the weighted average cost of capital, the Company and its subsidiaries monitor on an on-going basis the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to meet the schedule of commitments, and will not pose liquidity risk to the Company or its subsidiaries (Notes 12 and 13).

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
Year ended December 31, 2014	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	443,802	667,064	83,208	-	1,194,074
Debentures (Note 13)	314,770	420,468	64,244	-	799,482
Payables to venture partners (Note 15)	6,081	4,713	-	-	10,794
Suppliers	57,369	-	-	-	57,369
	822,022	1,092,245	147,452	-	2,061,719

	Company
Year ended December 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	376,047	765,007	108,130	-	1,249,184
Debentures (Note 13)	354,271	457,385	200,001	-	1,011,657
Payables to venture partners (Note 15)	108,742	9,654	1,140	-	119,536
Suppliers	51,415	-	-	-	51,415
	890,475	1,232,046	309,271	-	2,431,792

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments -- Continued

(i)     Risk considerations --Continued

d)    Liquidity risk --Continued

	Consolidated
Year ended December 31, 2014	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	550,058	758,812	88,555	-	1,397,425
Debentures (Note 13)	504,387	620,468	64,244	-	1,189,099
Payables to venture partners (Note 15)	6,317	4,713	-	-	11,030
Suppliers	95,131	-	-	-	95,131
	1,155,893	1,383,993	152,799	-	2,692,685

	Consolidated
Year ended December 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	590,386	938,792	109,132	-	1,638,310
Debentures (Note 13)	563,832	657,385	200,001	-	1,421,218
Payables to venture partners (Note 15)	112,886	9,654	1,140	-	123,680
Suppliers	79,342	-	-	-	79,342
	1,346,446	1,605,831	310,273	-	3,262,550

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: input different from the quoted prices in active markets included in Level 1, which are observable, directly (as prices) or indirectly (prices derivate); and

Level 3: inputs to asset or liability not based on observable market data (unobservable inputs).

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2014 and 2013:

	Company			Consolidated
	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	33,792	-	-	109,895	-
Short-term investments (Note 4.2)	-	582,042	-	-	1,047,359	-

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments -- Continued

(i)     Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification --Continued

	Company			Consolidated
	Fair value classification
As of December 31, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	39,032	-	-	215,194	-
Short-term investments (Note 4.2)	-	1,241,026	-	-	1,808,969	-
Derivative financial instruments (Note 21.i.b)	-	183	-	-	183	-

       In addition, we show the fair value classification of financial instruments liabilities:

	Company			Consolidated
	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,184,202	-	-	1,333,399	-
Debentures (Note 21.ii.a)	-	802,948	-	-	802,948	-
Payables to venture partners (Note 21.ii.a)	-	12,304	-	-	12,304	-
Suppliers (Note 21.i.b)	-	8,173	-	-	8,173	-

	Company			Consolidated
	Fair value classification
As of December 31, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,254,757	-	-	1,641,503	-
Debentures (Note 21.ii.a)	-	1,019,298	-	-	1,428,859	-
Payables to venture partners (Note 21.ii.a)	-	121,060	-	-	125,719	-

In the years ended December 31, 2014 and 2013, there were no transfers between the Levels 1 and 2 fair value valuation, nor were there transfers between Levels 3 and 2 fair value valuation.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments -- Continued

 (ii)   Fair value of financial instruments

a)    Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimation methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practical.

(i)      The amounts of cash and cash equivalents, short-term investments, accounts receivable and other receivables, suppliers, and other current liabilities approximate to their fair values, recorded in the financial statements.

(ii)     The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

The most significant consolidated carrying values and fair values of financial assets and liabilities at December 31, 2014 and 2013 are as follows:

	Company
	2014		2013
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	33,792	33,792	39,032	39,032
Short-term investments (Note 4.2)	582,042	582,042	1,241,026	1,241,026
Derivative financial instruments	-	-	183	183
Trade accounts receivable (Note 5)	1,024,441	1,024,441	1,216,902	1,216,902

Financial liabilities
Loans and financing (Note 12)	1,194,074	1,184,202	1,249,184	1,254,757
Debentures (Note 13)	799,482	802,948	1,011,657	1,019,298
Payables to venture partners (Note 15)	10,794	12,304	119,536	121,060
Derivative financial instruments (Note 21(i)(b))	8,173	8,173
Suppliers	57,369	57,369	51,415	51,415

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments -- Continued

(ii)    Fair value of financial instruments -- Continued

a)    Fair value measurement --Continued

	Consolidated
	2014		2013
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	109,895	109,895	215,194	215,194
Short-term investments (Note 4.2)	1,047,359	1,047,359	1,808,969	1,808,969
Derivative financial instruments	-	-	183	183
Trade accounts receivable (Note 5)	1,825,319	1,825,319	2,223,668	2,223,668

Financial liabilities
Loans and financing (Note 12)	1,397,425	1,333,399	1,638,310	1,641,503
Debentures (Note 13)	1,189,099	802,948	1,421,218	1,428,859
Payables to venture partners (Note 15)	11,030	12,304	123,680	125,719
Derivative financial instruments (Note 21(i)(b))	8,173	8,173	-	-
Suppliers	95,131	95,131	79,342	79,342

a)      Risk of debt acceleration

As of December 31, 2014, the Company has loans and financing, with restrictive covenants related to cash generation, indebtedness ratios and various other governances. These restrictive covenants have been complied  by the Company and do not limit its ability to conduct business as usual.

b)      Market risk

The Company carries out the development, construction and sales of real estate ventures. In addition to the risks that affect the real estate market as a whole, such as supply disruptions and volatility in the prices of construction materials and equipment, changes in the supply and demand for ventures in certain regions, strikes and environmental rules and zoning, the Company’s operations are particularly affected by the following risks:

•   The state of the economy of Brazil, which may inhibit the development of the real estate industry as a whole, through the slowdown in economy, increase in interest rates, fluctuation of currency and political instability, besides other factors.

•   Future impediments, as a result of a new regulation or market conditions, to adjust for inflation receivables using certain inflation indexes, as currently permitted, which could make a venture financially or economically unviable.

•   The level of interest of buyers in a new venture launched or the sale price per unit necessary to sell all units may be below expectations, making the venture less profitable than expected.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments -- Continued

(ii)    Fair value of financial instruments -- Continued

b) Market risk -- Continued

•   In the event of bankruptcy or significant financial difficulties of a large company of the real estate industry, the industry as a whole may be adversely affected, which could decrease the customer confidence in other companies operating in the industry.

•   Local and regional real estate market conditions, such as oversupply, land shortage or significant increase in land acquisition cost.

•   Risk of buyers having a negative perception of the security, convenience and appeal of the Company’s properties, as well as about their location.

•   The Company’s profit margins may be affected by the increase in operating costs, including investments, insurance premium, taxes in general and government rates.

•   The opportunities for development may decrease.

•   The building and sale of real estate units may not be completed as scheduled, thus increasing the construction costs or cancellation of sale contracts and fines for delay in construction work.

•   Delinquency after the delivery of units acquired on credit. The Company has the right to file a collection action to receive the amounts due and/or repossess the real estate unit from the delinquent buyer, not being possible to guarantee that it will be able to recover the total amount of the debt balance or, once the real estate unit is repossessed, its sale in satisfactory conditions.

•   Occasional change in the policies of the National Monetary Council (CMN) on the investment of funds in the National Housing System (SFH) may reduce the supply of financing to customers.

•   Drop in the market value of land held in inventory, before the development of a real estate venture to which it was intended, and the incapacity to maintain the margins that were previously projected for such developments.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments — Continued

(iii)   Capital stock management

The objective of the Company’s capital stock management is to guarantee that a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its adjusted structure, the Company may pay dividends, provide return on capital to shareholders, raise new loans and issue debentures, among other options.

There were no changes in objectives, policies or procedures during the years ended December 31, 2014 and 2013.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and short-term investments):

	Company		Consolidated
	2014	2013	2014	2013

Loans and financing (Note 12)	1,194,074	1,249,184	1,397,425	1,638,310
Debentures (Note 13)	799,482	1,011,657	1,189,099	1,421,218
Obligations assumed on assignment of receivables (Note 14)	34,496	74,201	56,129	119,897
Payables to venture partners (Note 15)	10,794	119,536	11,030	123,680
( - ) Cash and cash equivalents and short-term investments (Note 4.1 e 4.2)	(615,834)	(1,280,058)	(1,157,254)	(2,024,163)
Net debt	1,423,012	1,174,520	1,496,429	1,278,942
Equity	3,055,345	3,190,724	3,058,403	3,214,483
Equity and net debt	4,478,357	4,365,244	4,554,832	4,493,425

 (iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the years ended December 31, 2014 and 2013, except swap contracts, which are analyzed through their due dates, aims to present the scenarios that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2014 and 2013, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)   Trade accounts receivable, linked to the National Civil Construction Index (INCC).

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments -- Continued

(iv)   Sensitivity analysis --Continued

The sensitivity analysis for the years ended December 31, 2014 and 2013, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 11.51%, (9.78% in 2013), the TR at 0.52% (0.31% in 2013), the INCC rate at 6.95% (8.09% in 2013), the General Market Prices Index (IGP-M) at 3.67% (5.46% in 2013) and the National Consumer Price Index – Extended (IPCA) at 6.41% (5.73% in 2013). The scenarios considered were as follows:

Scenario I: 50% increase in the risk variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

As of December 31, 2014:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	51,528	25,764	(25,764)	(51,528)
Loans and financing	Increase/decrease of CDI	(31,786)	(15,893)	15,893	31,786
Debentures	Increase/decrease of CDI	(14,571)	(7,285)	7,285	14,571
Derivative financial instruments	Increase/decrease of CDI	(36,708)	(19,243)	21,282	44,892

Net effect of CDI variation		(31,537)	(16,657)	18,696	39,721

Loans and financing	Increase/decrease of TR	(1,851)	(925)	925	1,851
Debentures	Increase/decrease of TR	(2,321)	(1,160)	1,160	2,321

Net effect of TR variation		(4,172)	(2,085)	2,085	4,172

Debentures	Increase/decrease of IPCA	(457)	(229)	229	457

Net effect of IPCA variation		(457)	(229)	229	457

Accounts receivable	Increase/decrease of INCC	59,351	29,675	(29,675)	(59,351)
Properties for sale	Increase/decrease of INCC	58,774	29,387	(29,387)	(58,774)

Net effect of INCC variation		118,125	59,062	(59,062)	(118,125)

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial instruments--Continued

(iv)   Sensitivity analysis --Continued

As of December 31, 2013:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	77,110	38,555	(38,555)	(77,110)
Loans and financing	Increase/decrease of CDI	(33,920)	(16,960)	16,960	33,920
Debentures	Increase/decrease of CDI	(19,843)	(9,921)	9,921	19,843
Payables to venture partners	Increase/decrease of CDI	(4,623)	(2,312)	2,312	4,623
Derivative financial instruments	Increase/decrease of CDI	(9,303)	(4,856)	5,344	11,219

Net effect of CDI variation		9,421	4,506	(4,018)	(7,505)

Loans and financing	Increase/decrease of TR	(1,208)	(604)	604	1,208
Debentures	Increase/decrease of TR	(1,474)	(737)	737	1,474

Net effect of TR variation		(2,682)	(1,341)	1,341	2,682

Debentures	Increase/decrease of IPCA	(385)	(193)	193	385

Net effect of IPCA variation		(385)	(193)	193	385

Accounts receivable	Increase/decrease of INCC	83,051	41,525	(41,525)	(83,051)
Properties for sale	Increase/decrease of INCC	58,235	29,117	(29,117)	(58,235)

Net effect of INCC variation		141,286	70,642	(70,642)	(141,286)

22.  Related parties

22.1.  Balances with related parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	2014	2013	2014	2013

Assets
Current account (a):
Total SPEs	96,071	163,130	139,947	80,804
Condominium and consortia (b) and thirty party’s works (c)	2,785	1,743	2,785	1,743
Loan receivable (d)	68,120	98,272	107,067	136,508
Dividends receivable	5,909	7,443	-	-
	172,885	270,588	249,799	219,055

Current portion	104,765	172,316	142,732	82,547
Non-current	68,120	98,272	107,067	136,508

Liabilities
Current account (a):
Purchase/sale of interests (e)	-	(39,100)	-	(39,100)
Total SPEs and Tenda	(596,047)	(163,075)	(156,503)	(94,578)
	(596,047)	(202,175)	(156,503)	(133,678)

Current portion	(596,047)	(202,175)	(156,503)	(133,678)

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

22.  Related parties --Continued

22.1.  Balances with related parties --Continued

(a)     The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts jointly owned by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)     Refers to transactions between the consortia leader and partners .

(c)     Refers to operations in third-party’s works.

(d)     The loans of the Company with its subsidiaries, shown below, are made to provide subsidiaries with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out strictly at arm’s length, in order to protect the interests of the both parties involved in the business. The composition, nature and condition of loans receivable by the Company are shown below.

(e)     As a consequence of the acquisition of the remaining portion of Cipesa Empreendimentos Imobiliários (Note 9) and the consequent grant between the parties of irrevocable and irreversible settlement in relation to all rights, duties and obligations, the Company made the reversal of this obligation in its totality.

	Company
	2014	2013	Nature	Interest rate

Engenho	17	15
Tembok Planej. E Desenv. Imob. Ltda. (Laguna Di Mare)	-	2,279	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	9,891	15,201	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	-	2,929	Construction	3% p.a. + CDI
Gafisa SPE 46 Emp. Imobiliários Ltda.	-	1,056	Construction	12% p.a. + IGPM
Gafisa SPE 71 Emp. Imobiliários Ltda.	-	6,066	Construction	3% p.a. + CDI
Gafisa SPE 76 Emp. Imobiliários Ltda.	-	3,863	Construction	4% p.a. + CDI
Acquarelle Civilcorp Incorporações Ltda.	493	411	Construction	12% p.a. + IGPM
Manhattan Residencial I	49,358	62,441	Construction	10% p.a. + TR
Manhattan Comercial I	-	15	Construction	10% p.a. + TR
Manhattan Residencial II	-	137	Construction	10% p.a. + TR
Manhattan Comercial II	-	65	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	8,361	3,794	Construction	12% p.a. + IGPM
Total Company	68,120	98,272

	Consolidated
	2014	2013	Nature	Interest rate

Engenho	17	15	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Laguna Di Mare)	-	2,279	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	9,891	15,201	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	-	2,929	Construction	3% p.a. + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	-	1,056	Construction	12% p.a. + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	-	6,066	Construction	3% p.a. + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	-	3,863	Construction	4% p.a. + CDI
Acquarelle - Civilcorp Incorporações Ltda.	493	411	Construction	12% p.a. + IGPM
Manhattan Residencial I	49,358	62,441	Construction	10% p.a. + TR
Manhattan Comercial I	-	15	Construction	10% p.a. + TR
Manhattan Residencial II	-	137	Construction	10% p.a. + TR
Manhattan Comercial II	-	65	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	8,361	3,794	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	10,164	17,998	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	8,422	7,183	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	4,037	4,003	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	936	3,589	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	-	4,710	Construction	12% p.a. + IGPM
Atua Construtora e Incorporadora S.A.	12,168	-	Construction	113.50% to 112% of CDI
Bild Desenvolvimento Imobiliário Ltda	2,471	-	Construction	IGPM + interest at 12% p.a.
Other	749	753	Construction	Several
Total consolidated	107,067	136,508

In the year ended December 31, 2014 the recognized financial income from interest on loans amounted to R$7,622 (R$6,193 in 2013) in the Company’s statement and R$11,120 (R$12,182 in 2013) in the consolidated statement (Note 25).

Information regarding management transactions and compensation is described in Note 26.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

22.  Related parties --Continued

22.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$973,808 as of December 31, 2014 (R$1,428,286 in 2013).

23.  Net operating revenue

Company

Consolidated

2014

2013

2014

2013

Gross operating revenue

Real estate development, sale, barter transactions and construction services

1,256,287

1,418,024

2,256,189

2,618,737

(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)

1,424

9,989

69,479

81,122

Taxes on sale of real estate and services

(112,890)

(126,861)

(174,670)

(218,648)

Net operating revenue

1,144,821

1,301,152

2,150,998

2,481,211

24.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	2014	2013	2014	2013
Cost of real estate development and sale:
Construction cost	(457,447)	(507,519)	(949,960)	(1,137,678)
Land cost	(165,187)	(171,536)	(278,682)	(327,721)
Development cost	(41,444)	(44,623)	(105,594)	(133,350)
Capitalized financial charges (Note 12)	(107,959)	(81,653)	(171,590)	(157,212)
Maintenance / warranty	(41,906)	(14,987)	(48,557)	(34,578)
Provision for cancelled contracts (Note 5)	-	-	(54,863)	(73,227)
	(813,943)	(820,318)	(1,609,246)	(1,863,766)

Commercial expenses:
Marketing expenses	(32,298)	(29,482)	(60,433)	(54,128)
Brokerage and sale commission	(16,384)	(68,127)	(30,656)	(125,076)
Customer Relationship Management expenses	(24,383)	(14,095)	(45,622)	(25,878)
Other	(6,055)	(5,756)	(11,330)	(10,567)
	(79,120)	(117,460)	(148,041)	(215,649)

General and administrative expenses:
Salaries and payroll charges	(43,637)	(52,230)	(79,515)	(92,574)
Employee benefits	(4,443)	(4,697)	(7,575)	(8,398)
Travel and utilities	(1,487)	(2,629)	(2,761)	(4,865)
Services	(16,895)	(9,351)	(30,485)	(17,306)
Rents and condominium fees	(8,748)	(6,189)	(14,189)	(9,820)
IT	(14,208)	(8,713)	(24,409)	(17,519)
Stock option plan (Note 19.3)	(15,489)	(17,263)	(16,327)	(17,419)
Reserve for profit sharing (Note 26.iii)	(19,000)	(35,886)	(35,006)	(59,651)
Other	(920)	238	(1,639)	(6,471)
	(124,827)	(136,720)	(211,906)	(234,023)

Other income (expenses), net:
Expenses with lawsuits (Note 17)	(60,221)	(63,642)	(113,064)	(78,402)
Income from equity method investments in unincorporated venture (“SCP”)	4,839	(34,733)	-	-
Expenses with the adjustment to the stock option plan balance of AUSA (Note 19.2)	(17,679)	-	(17,679)	-
Other	12,009	302	(10,606)	(7,709)
	(61,052)	(98,073)	(141,349)	(86,111)

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

25.  Financial income (expenses)

	Company		Consolidated
	2014	2013	2014	2013
Financial income
Income from financial investments	78,830	30,404	132,980	56,095
Financial income on loans (Note 22)	7,622	6,193	11,120	12,182
Interest income	1,609	763	2,445	1,405
Other financial income	2,822	357	10,249	11,401
	90,883	37,717	156,794	81,083
Financial expenses
Interest on funding, net of capitalization (Note 12)	(97,072)	(154,573)	(121,063)	(176,823)
Amortization of debenture cost	(4,344)	(3,856)	(4,144)	(8,020)
Payables to venture partners	(2,786)	-	(2,830)	(14,805)
Banking expenses	(3,042)	(7,151)	(3,818)	(12,312)
Derivative transactions (Note 21 (i) (b))	(7,492)	(5,103)	(7,492)	(5,103)
Discount in securitization transaction	(316)	(7,268)	(240)	(8,820)
Offered discount and other financial expenses	683	(11,555)	(26,125)	(17,703)
	(114,369)	(189,506)	(165,712)	(243,586)

26.  Transactions with management and employees

(i)     Management compensation

The amounts recorded in the account “general and administrative expenses” for the years ended December 31, 2014 and 2013, relates to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Year ended December 31, 2014	Board of Directors	Statutory Board	Fiscal Council

Number of members	8	5	3
Annual fixed compensation (in R$)	1,739	4,004	189
Salary / Fees	1,720	3,630	189
Direct and indirect benefits	19	374	-
Monthly compensation (in R$)	145	334	16
Total compensation	1,739	4,004	189
Profit sharing	-	3,412	-

	Management compensation
Year ended December 31, 2013	Board of Directors	Statutory Board	Fiscal Council

Number of members	9	7	3
Annual fixed compensation (in R$)	1,899	4,872	166
Salary / Fees	1,852	4,485	166
Direct and indirect benefits	47	387	-
Monthly compensation (in R$)	158	406	14
Total compensation	1,899	4,872	166
Profit sharing	-	6,543	-

The maximum aggregate compensation of the Company’s management members for the year 2014 was established at R$13,425, as approved at the Annual Shareholders’ Meeting held on April 25, 2014.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

26.  Transactions with management and employees --Continued

(i)     Management compensation --Continued

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2015 was approved at R$192.

(ii)    Sales

For the year ended December 31, 2014, the total sales of units sold to the Management is R$1,513 (R$3,915 in 2013) and the total receivables is R$4,686 (R$5,845 in 2013).

(iii)   Profit sharing

The Company has a profit sharing plan that entitles its employees and management members, and those of its subsidiaries to participate in the distribution of profits the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

In the year ended December 31, 2014, the Company recorded a provision for profit sharing amounting to R$19,000 in the Company’s statement (R$35,886 in 2013) and R$35,006 in the consolidated statement (R$59,651 in 2013) in the account “General and Administrative Expenses" (Note 24).

	Company		Consolidated
	2014	2013	2014	2013

Executive officers	3,412	6,543	8,116	11,615
Other employees	15,588	29,343	26,890	48,036
	19,000	35,886	35,006	59,651

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period. An assessment is performed subsequent to year-end of the achievement of the Company’s targets, its employees targets. The payment shall be made in April 2015.

As shown in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is in accordance with the limit approved at the Annual Shareholders’ Meeting held on April 25, 2014.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

27.  Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The liabilities covered by insurance and the respective amounts as of December 31, 2014 are as follows:

Insurance type	Coverage – R$ thousand
Engineering risks and guarantee for completion of work	2,397,954
Civil liability (Directors and Officers – D&O)	132,935
2,530,889

28.  Earning (loss) per share

In accordance with CPC 41, the Company presents basic and diluted earnings (loss) per share. The comparison data of basic and diluted earnings/loss per share is based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options and redeemable shares of noncontrolling interest had been issued during the respective periods, utilizing the weighted average stock price.

The following table shows the calculation of basic and diluted profit and loss per share. In view of the losses for the year ended December 31, 2014, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2014	2013
Basic numerator
Proposed dividends and interest on equity	-	150,067
Undistributed profit (loss)	(42,549)	717,376
Undistributed profit (loss), available for the holders of common shares	(42,549)	867,443

Basic denominator (in thousands of shares)
Weighted average number of shares	401,905	426,300

Basic earning (loss) per share in Reais	(0.1059)	2.0348

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

28.  Earning (loss) per share --Continued

	2014	2013
Diluted numerator
Proposed dividends and interest on equity	-	150,067
Undistributed earning (loss)	-	-
Undistributed earning (loss), available for the holders of common shares	(42,549)	717,376
	(42,549)	867,443
Diluted denominator (in thousands of shares)
Weighted average number of shares	401,905	426,300
Stock options	-	2,584
Diluted weighted average number of shares	401,905	428,884

Diluted earning (loss) per share in Reais	(0.1059)	2.0226

29.  Segment information

The Company's management assesses segment information on the basis of different business segments rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa (for ventures targeted at high and medium income) and Tenda (for ventures targeted at low income).

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below the main headings in the statement of profit or loss and balance sheet related to each reporting segment.

Segment information does not segregate operating expenses. No revenues from an individual client represented more than 10% of net sales and/or services.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

29.  Segment information --Continued

			Consolidated
	Gafisa S.A.	Tenda	2014
Net operating revenue	1,580,860	570,138	2,150,998
Operating costs	(1,164,998)	(444,248)	(1,609,246)

Gross profit	415,862	125,890	541,752

Selling expenses	(95,063)	(52,978)	(148,041)
General and administrative expenses	(124,833)	(87,073)	(211,906)
Depreciation and amortization	(63,607)	(15,644)	(79,251)
Financial expenses	(114,371)	(51,341)	(165,712)
Financial income	98,121	58,673	156,794
Tax expenses	(8,947)	(6,328)	(15,275)

Profit (loss) for the year from continuing operations	66,888	(109,437)	(42,549)

Customers (short and long term)	1,484,766	340,553	1,825,319
Inventories (short and long term)	1,734,634	777,708	2,512,342
Other assets	1,861,263	1,006,928	2,868,191

Total assets	5,080,663	2,125,189	7,205,852

Total liabilities	3,104,606	1,042,843	4,147,449

			Consolidated
	Gafisa S.A.	Tenda	2013
Net operating revenue	1,663,750	817,460	2,481,210
Operating costs	(1,111,550)	(752,216)	(1,863,766)

Gross profit	552,200	65,244	617,444

Selling expenses	(138,093)	(77,556)	(215,649)
General and administrative expenses	(136,720)	(97,303)	(234,023)
Depreciation and amortization	(51,488)	(11,526)	(63,014)
Financial expenses	(202,239)	(41,347)	(243,586)
Financial income	43,548	37,535	81,083
Tax expenses	5,839	(8,651)	(2,812)

Profit (loss) for the year from continuing operations	363,725	(127,169)	236,556

Profit (loss) for the year from discontinued operations	588,574	42,548	631,122

Customers (short and long term)	1,662,572	561,096	2,223,668
Inventories (short and long term)	1,420,359	674,055	2,094,414
Other assets	2,658,263	1,206,685	3,864,948

Total assets	5,741,194	2,441,836	8,183,030

Total liabilities	3,679,292	1,289,255	4,968,547

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

30.  Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received in the heading “Payables for purchase of property and advances from customer”. The Company shows below information on the ventures under construction as of December 31, 2014:

Consolidated
2014

Unappropriated sales revenue of units sold	1,040,489
Unappropriated estimated cost of units sold	(611,616)

(i) unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	4,007,128
Appropriated sales revenue	(2,966,639)
Unappropriated sales revenue (a)	1,040,489

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	2,426,926
Incurred cost of units	(1,815,310)
Unappropriated estimated cost (b)	611,616

(a)   The unapropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, net of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)   The unappropriated estimated cost of units sold do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold at the extent they are incurred, and also the warranty provision, which is appropriated to real estate units as the construction work progresses.

       The Company shows below a table of the percentage of asset related to the Company’s ventures that are included in the structures of equity segregation of the purchase as of December 31, 2014.

2014

Total assets included in the structures of equity segregation of the purchase (*)	7,199,762
Total consolidated assets	7,205,852
Percentage	99.92%

(*)Total assets of the Company, except for the Gafisa Vendas subsidiary, a company that sells the ventures of Gafisa. Regarding the ventures of subsidiaries, the administration of the cash and cash equivalents and corporate debts are carried out through the National Corporate Taxpayers’ Registry (CNPJ) of the company and not separately by venture.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

31.  Communication with regulatory bodies

On June 14, 2012, the Company received a subpoena from the Securities Exchange Commission’s Division of Enforcement related to the matter of a certain 20-F Filer Home Builders listed at SEC, Foreign Private Issuers (FPI). The subpoena requests that the Company produces all documents from January 1, 2010 to July 10, 2012, the Company’s reply date related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee and operations committee minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. As of the publication of these financial statements the SEC has not issued any opinion or charges.

32.  Subsequent events

(i)             10th private debenture placement

On December 10, 2014, the Board of Directors of the Company approved the placement for private distribution of the 10th placement, being the 2nd private placement of unconvertible debentures, with floating and secured guarantee, in sole series in the amount of R$55,000, fully paid on January 30, 2015 and with final maturity on January 20, 2020. The funds raised in the placement shall be used for developing select real estate ventures and its secured guarantee is represented by the collateral of the lands owned by the Company to be developed in future periods. The Face Value of the Placement shall be adjusted by the cumulative variation of the IPCA and on it interest of 8.22% p.a. shall be accrued.

(ii)            Cancellation of treasury shares

On February 2, 2015, the Board of Directors of the Company approved the cancellation of 30,000,000 common shares issued by the Company currently held in treasury, without a capital reduction, besides terminating the repurchase program of shares approved on November 18, 2014, as amended on December 3, 2014, through which all 30,207,130 common shares issued by the Company were acquired.

Gafisa S.A.

Notes to the individual and consolidated financial statements--Continued

December 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

32.  Subsequent events --Continued

(iii)           Share Repurchase Program

On February 2, 2015, the Board of Directors of the Company approved the creation of a repurchase program of its common shares (“Repurchase Program”), to hold them in treasury and further cancellation or disposal, during the next 365 days, i.e., until February 1, 2016, until the limit of 27,000,000 common shares, which correspond to 10% of the 378,066,162 common shares issued by the Company currently in free float. Such approval was made in accordance with Article 30, paragraph 1, “b”, of Law  No. 6,404/76, CVM No. Instruction 10/80 (“ICVM 10”), and Article 22 (s) of Bylaws.

**

MANAGEMENT STATEMENT ON THE FINANCIAL STATEMENTS

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)     Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the year ended December 31, 2014; and

ii)   Management has reviewed and agreed with the interim information for the year ended December 31, 2014.

Sao Paulo, February 27th, 2015

GAFISA S.A.

Management

MANAGEMENT STATEMENT ON THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended December 31, 2014; and

Management has reviewed and agreed with the interim information for the period ended December 31, 2014.

Sao Paulo, February 27th, 2015

GAFISA S.A.

Management

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Minutes of the Meeting of the Audit Committee

held on February 27, 2015

1. DATE, TIME AND PLACE: On February 27, 2015, at 9 a.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. CALL NOTICE AND ATTENDANCE: As all members of this Audit Committee attended the meeting, the instatement and approval quorum were verified, exempting, therefore, its summoning.

3. RESOLUTIONS: It was resolved, unanimously, by the present members and without any restrictions:

3.1. The opinion of the Audit Committee members was to recommend for the Board of Directors the approval of the Board of Directors of the final version of the documents related to the fiscal year ended on 12.31.2014, as follows: administration report, Company’s Financial Statements, along with the Explanatory Notes and the Accounting Firm Report, which issued an opinion with no reservations, dated as of February 27, 2015.

3.2. After analysis presented on the perspective of performing the Deferred Income tax calculated in accordance to the Business Plan for the years of 2015 and following, recommend to the Board of Directors its final approval, as set forth in CVM’s Regulation No. 371/02.

4. CLOSING: As there were no further issues to be addressed, the present Minutes were drawn up, approved and signed by all Committee Members. Signatures: Renata de Carvalho Fidale, Secretary. José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Francisco Vidal Luna.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Fiscal Council

held on February 27, 2015

1. DATE, TIME AND PLACE: On February 27, 2015, at 1 p.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19th floor.

2. CALL NOTICE AND ATTENDANCE: As all members of the Fiscal Council attended the meeting, the instatement and approval quorum were verified. Also present, representatives of the Company and representatives of KPMG, external auditor of the Company, for any clarification needed. As secretary of the Fiscal Council was Ms. Renata de Carvalho Fidale.

3. RESOLUTIONS: It was resolved, unanimously, by the present Fiscal Council Members and without any restrictions:

3.1. The Fiscal Council members manifested in favor of the final version of the documents related to the fiscal year ended on 12.31.2014, as follows: Administration Report and Company’s Financial Statements, along with the Explanatory Notes and the Accounting Firm Report, which issued an opinion with no reservations, dated as of February 27, 2015.

3.2. After analysis presented on the perspective of performing the Deferred Income Tax, calculated in accordance to the Business Plan for the year of 2015, as set forth in CVM’s Regulation No. 371/02, they appreciated and recommended to the Board of Directors its final approval.

4. CLOSING: As there were no further issues to be addressed, the present Minutes were drawn up, approved and signed by all Fiscal Council members. Signatures: Renata de Carvalho Fidale, Secretary. Olavo Fortes Campos Rodrigues Júnior, Peter Edward Cortes Marsden Wilson and Luis Fernando Brum de Melo.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

FISCAL COUNCIL OPINION

The members of the Fiscal Council of Gafisa S.A. (“Company”) hereunder signed, on the exercise of the powers conferred to them by the Art. 163 of Law 6,404/76, after examining the Administration Report and Company’s Financial Statements related to the fiscal year ended on 12.31.2014, along with the Explanatory Notes and the Accounting Firm Report (the “Documents”), expressed an opinion in favor of the Documents and manifested in favor of the approval by the Annual General Meeting of the Shareholders of the Company to be summoned.

The Fiscal Council Opinion was executed by Olavo Fortes Campos Rodrigues Júnior, Peter Edward Cortes Marsden Wilson and Luis Fernando Brum de Melo. I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, February 27, 2015.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on February 27, 2015

1. Date, Time and Place: On February 27, 2015, at 11 a.m., in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quorum having been verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members of the Board of Directors attending the meeting unanimously and with no restrictions decided:

4.1. As set forth in the terms of Article 142, V, Law 6,404/76 and Article 22 (m) of Company’s Bylaws, the Board of Directors recommend the approval, by Company’s shareholders, assembled in the annual shareholders’ general meeting, of (i) administration report and Company’s financial statements related to the fiscal year ended on 12.31.2014, along with explanatory notes and the accounting firm report, which issued an opinion with no reservations, dated as of February 27, 2015; and (ii) proposal of this Board of Directors for not carrying out dividends distribution, as Company has verified loss in the fiscal year ended on 12.31.2014.

4.2. To approve the analysis presented on the perspective of performing the active net of Deferred Income tax, calculated in accordance to the Business Plan for the year of 2015, as set forth in CVM’s Regulation No. 371/02.

5. Closing: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Signatures: Presiding Board: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary); Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale

Secretary

Gafisa

Earnings Release | 4Q14

4Q14 Conference Call

March 02, 2015

> 9:00 am US EST
In English (simultaneous translation from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

> 11:00 am Brasília Time
In Portuguese
Telephones:
+55-11-3728-5971 (Brazil)
Code: Gafisa

Replay:
+55-11-3127-4999 (Brazil)
Código: 92909360
+55-11-3127-4999 (USA)
Code: 57880758
IR Website: www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera
Mariana Suarez
Phone: +55 11 3025-9242 / 9978
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ri

Media Relations

Máquina da Notícia - Comunicação Integrada
Fernando Kadaoka
Phone: +55 11 3147-7498
Fax: +55 11 3147-7900
E-mail:
fernando.kadaoka@maquina.inf.br

Shares

GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding: 408,066,162[1]
Average daily trading volume (90 days[2]):
R$13.6 million

(1) Including 29,881,286 treasury shares
(2) Until December 31, 2014

Gafisa 60 ANOS

GAFISA RELEASES 4Q14 AND 2014 RESULTS

FOR IMMEDIATE RELEASE São Paulo, February 27, 2015

Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the quarter and year ended December 31, 2014.

MANAGEMENT COMMENTS AND HIGHLIGHTS

Despite a challenging environment, the Company remained focused on maintaining operating performance, increasing profitability, and generating shareholder value in 2014.

Last year, we made further headway in managing our working capital. By streamlining the production cycle, we were able to shorten overall construction time and strengthen the financial management of that construction. We also increased both the quality and speed of the transfer process and completed almost all legacy projects from the Tenda segment, thereby improving the management of our capital employed. This allowed us to begin 2015 in a strong position and keep pace with the business cycle, despite current economic uncertainty in Brazil.

In this context, we would like to note the sound performance of Gafisa and Tenda’s projects during the year and their contribution to the Company’s consolidated results. The adjusted gross margin reached 33.2% in 2014, around 2 percentage points higher than a year ago. The Gafisa segment maintained consistent results with an adjusted gross margin of 35.4% in the year. The Tenda segment benefited from the consolidation of its New Business Model and consequent larger contribution of new projects to results. It ended the year with an adjusted gross margin of 26.9%, which is broadly in line with guidance of 28-30%, and significantly higher than 2013.

Last year was impacted by several one-off events, including the World Cup at the end of 1H14, uncertainty and turbulence around the presidential elections at the end of the year, and continuing economic stagnation in Brazil. These factors resulted in challenging conditions in various sectors, including the real estate market, creating a slowdown in demand; especially in the medium- and high-income brackets. Consequently, the Gafisa segment is being very selective in the development and launch of products in order to prioritize stable levels of profitability. The segment is also maintaining a conservative stance towards new investments.

Full year Gafisa segment launches totaled R$1.0 billion, which is slightly below guidance of R$1.1 – R$1.2 billion. Given the uncertainty in the economic environment and a lower level of consumer confidence, the Gafisa segment chose to postpone the launch of some of its planned projects in the hopes of better market conditions in 2015. This strategy is also expected to result in higher levels of profitability, consistent with the Company's expectations. It is also aligned with increased market risk and conservatism regarding the use of available cash.

For the Gafisa segment, the past year was another important step in the consolidation of its production cycle. From an operational point of view, we ended the year with strong delivery volumes, including 23 projects/phases, corresponding to 3,806 units, and transfers of R$1.6 billion. The result reflects the increasing level of control and efficiency in the segment’s operations. Currently, Gafisa has 41 own projects under management which are all within contractual deadlines, confirming our commitment to clients.

Gafisa segment ended the year with turnover in the portfolio of approximately R$2.3 billion, of which R$143.1 million is related to projects outside the Rio-São Paulo area, a 47.5% decrease y-o-y. It is worth noting the more long-term and balanced profile of the Gafisa segment’s inventory, with a high composition of total inventory (63.2%) scheduled for delivery from 2016 onwards. These factors combined enable greater flexibility in the sale of these units.

Looking ahead to 2015, given the likely continuation of the current economic scenario, we expect to maintain a more conservative approach, particularly with regards to the placement of new products in the market. Priority will be given to those projects with higher liquidity, in order to achieve a good level of sales and profitability. Efforts made in the last two years, including the restoration of our landbank and the achievement of a higher level of operational efficiency and balance, gives us comfort over the development of the business plan for the year.

Turning to the Tenda segment, last year was a defining point in the turnaround process. Having focused on the delivery of the remaining units of legacy projects, we ended the year with only three such construction sites, equivalent to 2,593 thousand units in construction, which we expect to be completed by the end of the first half of 2015. This compares with nearly 31 thousand outstanding units in early 2012. Another key advance for the Tenda segment in 2014 was the performance and high volume of deliveries on New Model projects. Last year 9 projects / phases totaling 1,700 units and R$ 213.8 million in PSV were delivered. All were launched in 2013 under the New Model. It is noteworthy that in these first successful deliveries and other new projects under construction, Tenda achieved the profitability drivers established for the operation of the New Model projects: adjusted gross margin was consistent and above the floor of 28%; average monthly VSO was between 5-7%; and following the change to the accounting criteria for sales in October, the level of cancellations is expected to be around 15% of total gross sales.

In 2014, the Tenda segment launched 14 projects, totaling R$613.3 million in PSV, in line with launch guidance for the year. Tenda continues to believe in the resilience of its market in the face of a more uncertain economic scenario. Demand in the low income housing segment remains strong thanks to low unemployment and continued access to credit.

For the coming year, Tenda continues to seek increased scale through growth in launches and the implementation of strategies to ensure the achievement of solid sales velocity. Tenda will also actively seek out new businesses, taking advantage of the opportunities created by the general market environment. Consistent results on the New Model projects reinforce our confidence in the business plan for 2015.

Consolidated Gafisa and Tenda launch volumes reached R$241.5 million in the quarter and R$1.6 billion in the year. Net pre-sales were R$303.9 million and R$1.2 billion in the year. Adjusted gross profit was R$190.1 million, with a margin of 30.2% in the quarter. On a full year basis, adjusted gross profit totaled R$713.3 million, with a margin of 33.2%, above the prior year.

We are consistently seeking greater efficiency and productivity in the business cycle in both segments. In 2014, this led to a 19.9% year-over-year drop in the level of selling, general and administrative expenses, due to the reforms implemented over the past two years.

Consolidated net income was R$8.0 million in the fourth quarter, comprising Gafisa’s net income of R$36.8 million, and a loss at Tenda of R$28.8 million. For the full year 2014, net income was negative R$42.5 million, as Gafisa reported net income of R$66.9 million and Tenda reported a loss of R$109.4 million.

Again, we highlight the Company's cash generation throughout the year. We ended 4Q14 with operating cash flow of R$ 103.1 million, reaching R$ 298.6 million in the year, reflecting: (i) the sound performance of the transfer process, with approximately R$ 1.7 billion transferred to financial institutions in the year; and (ii) the greater assertiveness and control of our business cycle. Free cash flow was positive again, reaching R$38.3 million and totaling R$81.0 million in the year. Total cash generation excludes certain non-recurring effects such as share repurchases and expenses related to the Alphaville transaction, which impacted the full year of 2014.

At the end of 2014, the net debt/equity ratio was slightly higher than the previous quarter, reaching 47.1%. Excluding project financing, net debt/equity totaled a negative ratio of 19.0%.

The spinoff process is ongoing. The brands are currently operating independently, with their own structures that reflect the specifics of their business models. We continue to work with partners and bankers in order to advance the separation of financial products that have already been structured, as well as to open specific credit lines for each company.

Finally, we would like to note the initiatives taken in 2014 to remunerate our shareholders. During the year, the Company distributed to its shareholders, in the form of interest on capital and dividends, approximately R$163.1 million, or R$0.40 per share, representing a cash yield of 17.9% compared to the year-end stock price. In addition, since the beginning of 2013, and in-line with the policy of maximizing shareholder value through the various buyback programs open throughout the period, we disbursed approximately R$208.7 million in the acquisition of nearly 73.2 million shares, of which 57.5 million have been canceled. In early February, a new share repurchase program comprising 27 million shares was opened. It should be noted that despite the volume repurchased, the Company reaffirms its commitment to capital discipline, limiting the implementation of the new program to a net debt/equity ratio of 60%.

Over the last year, Gafisa and Tenda both strengthened their operational and financial cycles, positioning them for challenges in the market environment in 2015. The Gafisa segment, with consistent performance and streamlined operations, is focused on improving its level of capital employed. The Tenda segment is ready to increase the volume of new projects, backed by strong results obtained in the projects launched under the New Model. The Company continues to advance guided by the objectives of profitability and value creation, capital discipline, and its intention to maintain and improve results over the coming year.

Sandro Gamba

Chief Executive Officer – Gafisa S.A.

Rodrigo Osmo

Chief Executive Officer – Tenda S.A.

FINANCIAL RESULTS

  Net revenue recognized by the “PoC” method was R$490.9 million in the Gafisa segment and R$158.3 million in the Tenda segment. This resulted in consolidated revenue of R$649.3 million in the fourth quarter, a reduction of 7.9% year on year, and of 31.4% from the previous quarter. In the 12M14, net revenue reached R$2.2 billion, 13.3% lower than 2013.
  Adjusted gross profit for 4Q14 was R$196.1 million, down from R$266.9 million in 4Q13 and higher than R$179.9 million in the previous quarter. Adjusted gross margin reached 30.2% versus 37.9% in the prior-year period and 36.4% in the 3Q14. Gafisa’s contribution was an adjusted gross profit of R$150.8 million, with an adjusted margin of 30.7%, while Tenda’s contribution was R$45.3 million, with a margin of 28.6% in 4Q14. For 2014, consolidated adjusted gross profit was R$713.3 million, and adjusted gross margin was 33.2%.
  Adjusted EBITDA was R$71.7 million in 4Q14. The Gafisa segment reported adjusted EBITDA of R$81.8 million, while the Tenda segment’s adjusted EBITDA was negative R$30.9 million. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect. At the end of 12M14, consolidated adjusted EBITDA reached R$261.5 million. Consolidated EBITDA margin reached 11.0% in 4Q14 and 12.2% in 12M14.
  The Company reported a positive net income of R$8.0 million in the fourth quarter. Gafisa reported a net profit of R$36.8 million, including the R$20.7 million contribution from Alphaville, while Tenda reported a loss of R$28.8 million. In the 12M14, the net loss reached R$42.5 million. Gafisa reported a net profit of R$66.9 million while Tenda reported a net loss of R$109.4 million.
  Operating cash generation reached R$103.1 million in the 4Q14 and R$298.6 million in the 12M14. In the 4Q14, the Company recorded net cash generation of R$38.3 million, ending the year with free cash flow of R$81.0 million.

OPERATING RESULTS

  Launches totaled R$241.5 million in the 4Q14, exclusively due to 6 Tenda projects, compared to R$510.4 million in 3Q14. In 12M14, R$1.6 billion worth of projects were launched. The Gafisa segment accounted for R$1.0 billion, while the Tenda segment launched the remaining R$613.3 million.
  Consolidated pre-sales totaled R$303.9 million in the 4Q14, of which R$177.3 million related to Gafisa and R$126.6 million to Tenda, compared to consolidated sales of R$618.1 million in the 4Q13. In the 12M14, consolidated sales reached R$1.2 billion, with R$811.0 million in the Gafisa segment and R$395.9 million in the Tenda segment. Consolidated sales from launches in the year represented 49.5% of the total, while sales from inventory comprised the remaining 50.5%.
  Consolidated sales over supply (SoS) reached 8.9% in 4Q14, compared to 6.7% in 3Q14 and 18.5% in 4Q13. For the quarter, SoS was 7.2% at Gafisa and 13.3% at Tenda. Over the past 12 months, Gafisa’s SoS was 26.1%, while Tenda’s was 32.3%.
  Consolidated inventory at market value decreased R$85.3 million in the quarter, reaching R$3.1 billion. Gafisa’s inventory reached R$2.3 billion and Tenda’s inventory totaled R$828.7 million.
  Throughout the fourth quarter, the Company delivered 15 projects/phases, totaling 3,036 units, representing R$726.2 million in PSV. The Gafisa segment delivered 1,412 units, while the Tenda segment delivered the remaining 1,624 units. In 2014, 53 projects/phases and 10,070 units were delivered, reaching a total PSV of R$2.3 billion.

ANALYSIS OF RESULTS

Gafisa Segment

Revenue Growth, Alphaville Results and Reduction in Administrative Expenses

The results of the last quarter of the year were highlighted by the combination of revenue growth, as the Company started to recognize results from projects launched in 2014, and the increase in Alphaville’s contribution, which reached R$20.7 million in 4Q14, the best quarter of the year. Another quarterly highlight was the 9.6% reduction in administrative expenses compared to the previous quarter; or a 37.3% decline year on year. These achievements are a reflection of Gafisa's commitment to greater operational efficiency, contributing to reasonable costs and expenses given its business cycle.

The adjusted gross margin closed the quarter at 30.7%, below the previous quarter’s average, due to non-recurring items, primarily related to impairment adjustments and to the change in the methodology used to calculate the provision on construction warranty. Excluding such effects, adjusted gross margin reached 37.1%. The early recognition of revenue from projects with increased exchange participation also impacted the gross margin in the period.

Net Income

Net income for the period was R$36.8 million, compared to R$15.3 million in 3Q14, and R$83.9 million in the year ago period, excluding the effect of the sale of Alphaville. Excluding the R$20.7 million in equity income from Alphaville, the Gafisa segment’s net income in the 4Q14 was R$16.1 million, 85.1% higher than in 3Q14, reflecting the revenue growth and higher financial income in the period. In the 12M14, net income totaled R$34.6 million, compared to loss of R$6.1 million in the prior year.

Gafisa Segment (R$ million)	4Q14	3Q14	4Q13	12M14	12M13
Adjusted Gross Profit	150.8	141.5	205.7	560.3	651.9
Adjusted Gross Margin	30.7%	38.7%	42.0%	35.4%	39.2%
Net Profit	36.8	15.3	908.8	66.9	985.8
Equity Income from Alphaville[1]	20.7	6.6	864.1	32.3	991.9
Net Profit Ex-Alphaville	16.1	8.7	44.7	34.6	(6.1)
1 – For 4Q13 and 2013, the result of the sale of Alphaville is also excluded.

Tenda Segment

Reduction in the Level of Dissolutions, which Positively Impacted Revenue

The fourth quarter was marked by the concentration of launch volumes in Tenda and higher launch volumes in the quarter, as well as revenue growth due to a reduction in the level of dissolutions in the period.

At the end of August the Company implemented a new sales accounting policy in which the sale is booked only after the first payment by the customer. This contributed to a lower level of dissolutions in 4Q14, positively impacting revenue volumes in the period. The consolidation of this change over the next few months is expected to help Tenda maintain this downward trend in dissolution levels on new pre-sales.

A streamlined cost structure, which better reflects the segment’s new business cycle, also contributed to the segment’s fourth quarter results. Selling, general and administrative expenses once again decreased sharply y-o-y. Selling expenses were impacted by lower gross sales in the period, while general and administrative expenses recorded annual savings of 19.6%, due to reduced operational complexity in the Tenda segment, with the reduction in the number of legacy projects.

Net Income

The fourth quarter net loss was R$28.8 million, slightly higher than the net loss of R$25.2 million in 3Q14, and well above the R$2.7 million loss in 4Q13, due to the higher level of expenses related to contingencies and also the lowest level of revenues in the year. In the 12M14, Tenda’s net loss reduced by 7.5% year-over-year, closing the period at R$109.4 million.

Tenda Segment (R$ million)	4Q14	3Q14	4Q13	12M14	12M13
Adjusted Gross Profit	45.3	38.5	61.2	153.1	122.7
Adjusted Gross Margin	28.6%	29.8%	28.5%	26.9%	15.0%
Net Profit[1]	(28.8)	(25.2)	12.5	(109.4)	(118.4)
Alphaville Equity Income[1]	-	-	15.1	-	15.1
Net Profit Ex-Alphaville	(28.8)	(25.2)	(2.7)	(109.4)	(133.5)
1 – For 4Q13 and 2013, the result of the sale of Alphaville is also excluded.

RECENT EVENTS

Shareholder Remuneration – Interest on Own Capital and Dividends/Repurchase Program

At the end of 2013, with the completion of the sale of its stake in Alphaville and the entry of related funds, one of Management’s main tasks, in addition to reduce the indebtness level, was to maximize shareholder value.

Since the end of 2013, the Company - through the various stock repurchase programs open throughout this period - effectively acquired 63.2 million shares in the market. When added to the 10 million shares that had already been acquired in early 2013, a total disbursement of R$208.7 million was made through the stock buyback in the last 24 months.

Throughout 2014, following the acquisition of all shares included in the repurchase programs, the Board of Directors approved the cancellation of 27.5 million shares held in treasury at the end of the quarter.

Last February 2, reaffirming its commitment to generate shareholder value, the Company approved a new cancellation of over 30 million common shares held in treasury, totaling 57.5 million shares canceled over the last two quarters, approximately 15.2% of the number of the Company’s outstanding shares.

On the same date, a third repurchase program was created at the limit of 27 million common shares which, when added up to the 10.8 million shares currently held in treasury by the Company, corresponds to 10% of total common shares issued by the Company.

In addition to the share repurchase program on February 12, 2014, the Company paid interest on its own capital to its shareholders in the amount of R$130.2 million, representing approximately R$0.32 per share, and on December 11, 2014, the supplementary dividend payment was held, totaling R$32.9 million, representing R$0.08 per share, excluding shares held in treasury.

Therefore, in the fiscal year of 2014 the Company paid a total of R$163.1 million to shareholders, or R$0.40 per share, for the fiscal year ending in 2013. This represented a cash yield of 17.9% compared to the 2014 closing price.

It is worth mentioning that despite the large volume of repurchased shares, the Company reaffirms its commitment to capital discipline, limiting the execution of such program to up to 60% of its leverage (Net Debt/Equity ratio).

Key Numbers for Gafisa
Table 1. Gafisa Segment – Operating and Financial Highlights – (R$000, and % Gafisa)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Launches	-	419,134	-	679,154	-	1,023,012	1,085,341	-6%
Net pre-sales	177,294	194,892	-9%	454,457	-61%	811,032	961,200	-16%
Net pre-sales of Launches	57,770	130,368	-56%	264,049	-78%	342,387	428,102	-20%
Sales over Supply (SoS)	7.2%	7.2%	0 bps	17.8%	-1060 bps	26.1%	31.4%	-530 bps
Delivered projects (Units)	1,412	366	286%	1,110	27%	3,806	4,315	-12%
Net Revenue	490,947	365,256	34%	489,853	0%	1,580,860	1,663,751	-5%
Adjusted Gross Profit[1]	150,806	141,462	7%	205,660	-27%	560,254	651,973	-14%
Adjusted Gross Margin[1]	30.7%	38.7%	-801 bps	42.0%	-1127 bps	35.4%	39.2%	-380 bps
Adjusted EBITDA[2]	81,843	76,696	7%	85,970	-5%	296,702	309,248	-4%
Adjusted EBITDA Margin[2]	16.7%	21.0%	-433 bps	17.6%	-88 bps	18.8%	18.6%	18 bps
Net Income (Loss)	36,819	15,263	141%	908,827	-96%	66,888	985,805	-93%
Backlog Revenues	894,344	1,157,390	-23%	1,550,618	-42%	894,344	1,550,618	-42%
Backlog Results[3]	356,254	448,963	-21%	547,346	-35%	356,254	547,346	-35%
Backlog Margin[3]	39.8%	38.8%	100 bps	35.3%	450 bps	39.8%	35.3%	450 bps
1)	Adjusted by capitalized interests.
2)	Adjusted by expenses with stock option plans (non-cash), minority. EBITDA from Gafisa segment does not consider the equity income from Alphaville.
3)	Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Key Numbers for Tenda
Table 2. Tenda Segment – Operating and Financial Highlights – (R$000, and % Tenda)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Launches	241,549	91,294	165%	88,379	173%	613,299	338,776	81%
Net pre-sales	126,594	35,892	253%	163,626	-23%	395,981	490,403	-19%
Net pre-sales of Launches	92,638	22,490	312%	74,587	24%	176,823	217,435	-19%
Sales over Supply (SoS)	13.3%	4.6%	850 bps	20.9%	-760 bps	32.3%	44.2%	-1190 bps
Delivered projects (Units)	1,624	1,183	37%	3,487	-53%	6,264	7,027	-11%
Net Revenue	158,329	128,935	23%	214,897	-26%	570,138	817,460	-30%
Adjusted Gross Profit[1]	45,262	38,458	18%	61,214	-26%	153,088	122,683	25%
Adjusted Gross Margin[1]	28.6%	29.8%	-124 bps	28.5%	10 bps	26.9%	15.0%	1190 bps
Adjusted EBITDA[2]	(30,856)	(9,828)	214%	13,761	-324%	(67,503)	(45,585)	48%
Adjusted EBITDA Margin[2]	-19.5%	-7.6%	-1190 bps	6.4%	-2590 bps	-11.8%	-5.6%	620 bps
Net Income (Loss)	(28,774)	(25,220)	13%	12,457	-331%	(109,437)	(118,361)	-8%
Backlog Revenues	130,851	139,318	-6%	244,789	-47%	130,851	244,789	-47%
Backlog Results[3]	40,190	40,010	0%	66,789	-40%	40,190	66,789	-40%
Backlog Margin[3]	30.7%	28.7%	200 bps	27.3%	340 bps	30.7%	27.3%	340 bps
1)	Adjusted by capitalized interests.
2)	Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity in Alphaville.
3)	Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Key consolidated numbers
Table 3. Operating and Financial Highlights – (R$000, and % Company)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Launches	241,549	510,428	-53%	767,534	-69%	1,636,311	1,424,117	15%
Launches, Units	1,660	1,534	8%	2,020	-18%	6,073	4,658	30%
Net Pre-sales	303,888	230,784	32%	618,083	-51%	1,207,013	1,451,603	-17%
Pre-sales, Units	1,215	682	78%	2,280	-47%	4,294	5,886	-27%
Pre-sales of Launches	150,409	152,858	-2%	338,636	-56%	519,210	645,537	-20%
Sales over Supply (SoS)	8.9%	6.7%	220 bps	18.5%	-960 bps	27.9%	34.8%	-690 bps
Delivered projects (PSV)	726,213	366,917	98%	973,963	-25%	2,298,577	2,190,284	5%
Delivered projects, Units	3,036	1,549	96%	4,597	-34%	10,070	11,342	-11%
Net Revenue	649,276	494,191	31%	704,750	-8%	2,150,998	2,481,211	-13%
Adjusted Gross Profit[1]	196,068	179,920	9%	266,874	-27%	713,342	774,656	-8%
Adjusted Gross Margin[1]	30.2%	36.4%	-620 bps	37.9%	-770 bps	33.2%	31.2%	200 bps
Adjusted EBITDA[2]	71,725	73,463	-2%	138,939	-48%	261,498	430,628	-39%
Adjusted EBITDA Margin[2]	11.0%	14.9%	-382 bps	19.7%	-867 bps	12.2%	17.4%	-520 bps
Net Income (Loss)	8,045	(9,956)	81%	921,284	-99%	(42,549)	867,444	-105%
Backlog Revenues	1,025,195	1,296,708	-21%	1,795,408	-43%	1,025,195	1,795,408	-43%
Backlog Results[3]	396,444	488,973	-19%	614,135	-35%	396,444	614,135	-35%
Backlog Margin[3]	38.7%	37.7%	96 bps	34.2%	446 bps	38.7%	34.2%	446 bps
Net Debt + Investor Obligations	1,440,300	1,384,824	4%	1,159,044	24%	1,440,300	1,159,044	24%
Cash and cash equivalents	1,157,254	1,463,425	-21%	2,024,163	-43%	1,157,254	2,024,163	-43%
Shareholders’ Equity	3,055,345	3,106,916	-2%	3,190,724	-4%	3,055,345	3,190,724	-4%
Shareholders’ Equity + Minority	3,058,403	3,129,137	-2%	3,214,483	-5%	3,058,403	3,214,483	-5%
Total Assets	7,205,851	7,578,854	-5%	8,183,030	-12%	7,204,590	8,183,030	-12%
(Net Debt + Obligations) / (SE + Minority)	47.1%	44.3%	284 bps	36.1%	1104 bps	47.1%	36.1%	1104 bps
1)	Adjusted by capitalized interests.
2)	Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.
3)	Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Update on the Separation Process

Administrative Split and Next Steps

The Company continued to evaluate the potential separation of the Gafisa and Tenda business units during the fourth quarter.

As previously reported, a separation would be the next step in a comprehensive plan initiated by management to enhance value creation for both business units and their shareholders.

Since the beginning of the year, the Company has been moving towards the effective separation of Gafisa and Tenda’s administrative structures, so that they can operate independently.

During 2014, several actions were taken in this regard such as: actual separation of several departments such as Services, Personnel and Management Center, and Legal among others; the amendment of the registration of Tenda’s category as an issuer with the Brazilian Securities and Exchange Commission

(CVM), to Category A; operations with banks and insurance companies for the opening of an independent credit limit for Tenda; and mapping contracts and evaluation of the potential impact due to the spin-off.

At the same time, the Company continues to evaluate separation alternatives for the two companies. Among the initiatives and studies being undertaken, we highlight:

(1) Evaluation of possible corporate structures;

(2) Evolution of credit facility processes at Tenda;

(3) Evaluation of the future structure of Tenda’s corporate governance;

(4) Evaluation with BM&FBovespa of the necessary procedures for Tenda’s trading, and evaluation of potential Level 1 ADR listing;

(5) Continuation of studies related to the most appropriate capital structure for the business cycle of each company.

As stated when the Company announced the initial studies, the potential separation, if approved, is expected to be implemented in 2015. The Company will keep its shareholders and the market informed about the progress and developments related to this potential spin-off.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices of R$500,000.00.

Operating Results

Launches and Pre-Sales

The Gafisa segment did not launch new projects in the fourth quarter. Despite having approved and available projects for launch, the Company determined - as evidenced by the revision to annual guidance - that market conditions were not accomodative of further launches. Thus, some launches were postponed to 2015 in expectation of a more positive market scenario.

Therefore, in 12M14, the Gafisa segment reached R$1.0 billion in launches, slightly below the range established in the launch guidance for the year of R$1.1 – R$1.2 billion. This result includes the effect of the cancellation of a project launched in 1Q14.

The Gafisa segment’s gross pre-sales totaled R$262.2 million in 4Q14 and R$1.2 billion in the 12M14. Dissolutions reached R$84.9 million and net pre-sales reached R$177.3 million in the quarter. In the 12M14, net sales totaled R$811.0 million and the volume of dissolutions was R$436.0 million.

Units launched during the year represented 32.6% of total sales in the quarter, amounting to R$57.8 million. In 2014, sales from units launched represented 42.2% of PSV sold in the period. The Gafisa segment accounted for 62.5% of consolidated launches for the year.

Table 4. Gafisa Segment – Launches and Pre-sales (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Launches	-	419,134	-	679,154	-	1,023,012	1,085,341	-6%
Pre-sales	177,294	194,892	-9%	454,457	-61%	811,032	961,200	-16%

Sales over Supply (SoS)

The sales velocity was 7.2% in 4Q14, in line with 7.2% in 3Q14, but below 17.8% in the previous year. On a last 12 months basis, Gafisa’s SoS reached 26.1%.

Dissolutions

2014 was marked by uncertainties related to the Brazilian economic scenario, directly impacting consumer confidence and the level of dissolutions of the period. In the Gafisa segment, despite the unfavorable economic scenario, the level of dissolutions declined slightly from the previous year, reaching R$436.0 million. In 4Q14, dissolutions reached R$84.9 million versus R$150.7 million in 3Q14.

During the last three years, the Company has been working on initiatives to achieve a higher quality of the credit analysis in its sales. In doing so, the Company hopes to reduce the level of dissolutions throughout the construction and delivery cycle. Assertiveness in the credit review process at the time of the sale has generated greater efficiency in the process of transferring Gafisa customers to financial institutions, despite deteriorating macroeconomic conditions throughout the year.

In 4Q14, approximately 167 Gafisa units were cancelled. 177 units derived from dissolutions and returned to inventory were resold in the period. Over the year, 852 units have been cancelled, of which 581 have already been resold.

Inventory

In 2014, Gafisa maintained its focus on inventory reduction initiatives. Projects launched prior to 2014 represented about 57.8% of net sales in the period. The market value of Gafisa segment inventory reached R$2.3 billion in the 4Q14, as compared to R$2.5 billion in the previous quarter. Finished units outside of core markets accounted for R$143.1 million, or 6.2% of total inventory.

Table 5. Gafisa Segment – Inventory at Market Value (R$000)
	Inventories	Launches	Dissolutions	Pre-Sales	Adjusts	Inventories	% Q/Q
	BoP 3Q14				+ Other	BoP 4Q14
São Paulo	1,707,542	-	56,556	(183,757)	(20,158)	1,560,182	9%
Rio de Janeiro	598,146	-	10,927	(29,318)	12,194	591,949	1%
Other Markets	191,074	-	17,394	(49,094)	(16,307)	143,066	34%
Total	2,496,761	-	84,876	(262,170)	(24,271)	2,295,197	9%

During the same period, finished units comprised R$282.6 million, or 12.3% of total inventory. Of this amount, inventory from projects launched outside core markets represented R$116.3 million, down 21.6% q-o-q from R$148.3 million in 3Q14 and down 40.9% y-o-y from R$272.4 million in 2013. The Company has seen more consistent sales velocity in these markets over the past few quarters, and believes that between the end of 2015 and beginning of 2016 it will have monetized a large portion of its inventory in non-core markets.

It is worth noting that the largest share of the Gafisa inventory, approximately 63.2% or R$1.4 billion, is concentrated in projects that are to be delivered from early 2016 onwards. This will account for the sale of inventory in the coming quarters, rather than finished units.

Table 6. Gafisa Segment – Inventory at Market Value – Construction Status (R$000)
	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units¹	Total 4Q14
São Paulo	-	108,984	1,243,842	98,582	108,774	1,560,182
Rio de Janeiro	-	55,352	161,760	317,259	57,578	591,949
Other Markets	-	-	-	26,792	116,274	143,066
Total	-	164,336	1,405,602	442,633	282,627	2,295,197
1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Fourth quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments.

Landbank

Gafisa segment landbank, with a PSV of approximately R$6.2 billion, is comprised of 31 different projects/ phases, amounting to nearly 11.7 thousand units, 79% located in São Paulo and 21% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, thereby impacting the total amount of land acquired through swaps, which reached 57% in the fourth quarter.

Table 7. Gafisa Segment – Landbank (R$000)
	PSV (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	4,875,918	43%	42%	1%	10,084	11,469
Rio de Janeiro	1,301,089	89%	89%	0%	1,651	1,655
Total	6,177,007	57%	57%	1%	11,735	13,124

Table 8. Gafisa Segment – Changes in the Landbank (3Q14 x 4Q13 - R$000)
	Initial Landbank	Land Acquisition	Launches	Adjusts	Final Landbank
São Paulo	4,885,752	-	-	(9,834)	4,875,918
Rio de Janeiro	1,404,067	-	-	(102,978)	1,301,089
Total	6,289,819	-	-	(112,812)	6,177,007

Fourth quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Gafisa Vendas

During 4Q14, Gafisa Vendas – the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro - accounted for 65% of gross sales of the quarter and for 61% of gross sales of the year. Gafisa Vendas currently has a team of 400 highly trained, dedicated consultants, combined with an online sales force.

Delivered Projects

During 4Q14, Gafisa delivered 8 projects/phases and 1,412 units and R $ 520.0 million in PSV. In the year 23 projects / phases and 3,806 units were delivered, representing R$ 1.6 billion in PSV . Currently, Gafisa has 41 projects under construction, all of them on schedule and within the delivery timeline agreed to upon contract.

Table 9. Gafisa Segment – Delivered Project
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
PSV Transferred [1]	270,759	180,857	50%	295,487	-8%	894,368	973,497	-8%
Delivered Projects	8	3	100%	6	0%	23	22	-5%
Delivered Units	1,412	366	286%	1,110	27%	3,806	4,315	-12%
Delivered PSV [2]	520,005	214,826	142%	480,460	8%	1,648,131	1,328,637	24%
1) PSV refers to potential sales value of the units transferred to financial institutions.
2) PSV = Potential sales value of delivered units.

Financial Results

Revenues

Net revenues for the Gafisa segment in 4Q14 totaled R$490.9 million, up 34.4% versus 3Q14 and in line with the previous year. The expansion is the effect of the higher concentration of inventory sales, due to the absence of launches in the period, and also due to the recognition of part of the revenue related to projects launched during the year.

In 4Q14, approximately 97.8% of Gafisa Segment revenues were derived from projects in Rio de Janeiro/São Paulo, while 2.2% were derived from projects in non-core markets. The table below provides additional details.

Table 10. Gafisa Segment – Revenue Recognition (R$000)
		4Q14				4Q13
Launches	Pre-sales	% Sales	Revenue	% Revenue	Pre-sales	% Sales	Revenue	% Revenue
2014	57,770	33%	130,221	27%	-	-	-	-
2013	23,374	13%	60,233	12%	264,049	58%	42,736	9%
2012	17,248	10%	180,503	37%	51,300	11%	66,402	13%
≤ 2011	78,902	44%	119,990	24%	139,108	31%	380,715	78%
Total	177,294	100%	490,947	100%	454,457	100%	489,853	100%
SP + RJ	145,593	82%	480,157	98%	411,761	91%	451,316	92%
Other Markets	31,701	18%	10,790	2%	42,696	9%	38,537	8%

Gross Profit & Margin

Gross profit for the Gafisa segment in 4Q14 was R$101.1 million, compared to R$106.7 million in 3Q14, and R$174.4 million in the prior year period. Gross margin for the quarter was 20.6%, compared to the margin of 29.2% in the previous quarter. Excluding financial impacts, the adjusted gross margin reached 30.7% in 4Q14 compared to 38.7% in the 3Q14 and 42.0% in the prior year. The decrease in gross margin is the result of the following non-recurring effects: (i) impairment adjustments totaling R$18.9 million; and (ii) the impact of R$12.4 million in the revaluation of the calculation methodology of the warranty provision for 2014. Excluding these effects, adjusted gross margin would have reached 37.1%, in line with the previous quarter. Another important effect which contributed to the reduction in gross margin in this quarter was the R$25.1 million impact related to the early recognition of revenues from two projects with higher level of units in exchange, which, considering the dynamics of accounting, ends up transitionally reducing the gross margin of those projects.

As seen over the last two years, Gafisa has been able to report more consistent levels of operational profitability, an effect of the strategic consolidation in the metropolitan regions of São Paulo and Rio de Janeiro and the completion of older projects in other non-core markets.

The table below contains more details on the breakdown of Gafisa’s gross margin in 4Q14.

Table 11. Gafisa Segment – Gross Margin (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Net Revenue	490,947	365,256	34%	489,853	0%	1,580,860	1,663,751	-5%
Gross Profit	101,114	106,723	-5%	174,429	-42%	415,862	552,201	-25%
Gross Margin	20.6%	29.2%	-862 bps	35.6%	-1501 bps	26.3%	33.2%	-690 bps
(-) Financial costs	(49,692)	(34,739)	43%	(31,231)	59%	(144,392)	(99,772)	45%
Adjusted Gross Profit	150,806	141,462	7%	205,660	-27%	560,254	651,973	-14%
Adjusted Gross Margin	30.7%	38.7%	-801 bps	42.0%	-1127 bps	35.4%	39.2%	-375 bps

Table 12. Gafisa Segment – Gross Margin Composition (R$000)
	SP + Rio	Other Markets	4Q14
Net Revenue	480,157	10,790	490,947
Adjusted Gross Profit	163,450	(12,644)	150,806
Adjusted Gross Margin	34.0%	-117.2%	30.7%

Gross income on projects in Other Markets was impacted in the last quarter of the year, due to the recognition of impairment of land, as explained above.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$54.9 million in the 4Q14, a 33.9% y-o-y decrease and a slight expansion from the previous quarter.

Selling expenses decreased 29.8% y-o-y, reflecting the lack of launches in 4Q14, and an increase of 19.4% q-o-q due to the partial recognition of expenses related to 3Q14 launches, which ended up concentrating at the end of period and being recorded in the subsequent period. For the year, sales expenses totaled R$95.1 million, a significant reduction of 31.2% over last year, as a result of greater balance and assertiveness in marketing expenses and sales commission coupled with lower volume of sales in the period.

The segment’s general and administrative expenses reached R$28.9 million in 4Q14, a quarterly reduction of 9.6%, and 37.3% compared to 4Q13. In the 12M14, these expenses totaled R$124.8 million, compared to R$136.7 million in the previous year, a reduction of 8.7%.

The reduction in the level of SG&A expenses in the Gafisa segment reflects the Company's commitment to improve operational efficiency and achieve costs and expenses that are appropriate for its business cycle.

Table 13. Gafisa Segment – SG&A Expenses (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y(%)	12M14	12M13	Y/Y(%)
Selling Expenses	25,930	21,713	19%	36,927	-30%	95,063	138,093	-31%
G&A Expenses	28,947	32,031	-10%	46,134	-37%	124,833	136,720	-9%
Total SG&A Expenses	54,877	53,744	2%	83,061	-34%	219,896	274,813	-20%
Launches	-	419,134	-	679,154	-	1,023,012	1,085,341	-6%
Net Pre-Sales	177,294	194,892	-9%	454,457	-61%	811,032	961,200	-16%
Net Revenue	490,947	365,256	34%	489,853	0%	1,580,860	1,663,751	-5%

The Other Operating Revenues/Expenses line totaled an expense of R$23.2 million, an increase of 48.9% compared to the 3Q14, and down 29.9% compared to the previous year. This increase reflects the higher level of expenses on litigation related to increased deliveries of older projects held in 2012, 2013 and 2014, and the addition of expenses with Alphaville’s stock option plan, as announced in the 2Q14 earnings release.

The table below contains more details on the breakdown of this expense.

Table 14. Gafisa Segment – Other Operating Revenues/ Expenses (R$000)
	4Q14	3Q14	Q/Q	4Q13	Y/Y(%)	12M14	12M13	Y/Y(%)
Litigation expenses	(21,450)	(13,750)	56%	(27,031)	-21%	(61,869)	(60,269)	3%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	(3,816)	-	-	-	-	(17,679)	-	-
Others	2,072	(1,829)	213%	(6,034)	-134%	435	(1,022)	-143%
Total	(23,194)	(15,579)	49%	(33,065)	-30%	(79,113)	(61,291)	29%

Strong deliveries over the past two years, including delayed projects in other markets, were instrumental in the increase of the contingency level. Given Gafisa’s narrowed footprint to São Paulo and Rio de Janeiro and the delivery of outstanding legacy projects in other markets, we should record a reduction in this potential liability. In fact, over the course of the coming years, a reduction in the volume of such expenses is expected.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$81.8 million in 4Q14, down 4.8%, compared to R$85.9 million in the previous year, and up by 6.7% compared to the R$76.7 million recorded in 3Q14. The result was impacted by the following factors: (i) lower gross margin in the period, due to non-recurring effects; (ii) an increase of R$7.7 million in the level of Litigation Expenses; and (iii) addition of R$3.8 million in expenses with the Alphaville’s stock option plan. It is worth noting that adjusted EBITDA does not take into consideration the impact of Alphaville equity income. The adjusted EBITDA margin, using the same criteria, reached 16.7%, compared with a margin of 17.5% in the previous year, and 21.0% in 3Q14. In the 12M14, the Gafisa segment’s adjusted EBITDA reached R$296.7 million, with a margin of 18.8%.

Table 15. Gafisa Segment – Adjusted EBITDA (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y(%)	12M14	12M13	Y/Y(%)
Net (Loss) Profit	36,819	15,263	141%	908,827	-96%	66,888	985,805	-93%
(+) Financial Results	(9,065)	13,086	-169%	28,916	-131%	16,250	158,691	-90%
(+) Income taxes	(11,072)	8,789	-226%	(14,612)	-24%	8,947	(5,839)	-253%
(+) Depreciation & Amortization	33,346	7,744	331%	21,160	58%	63,607	51,488	24%
(+) Capitalized interests	49,692	34,739	43%	31,231	59%	144,392	99,772	45%
(+) Expense w Stock Option Plan	2,087	2,886	-28%	3,652	-43%	29,351	17,263	70%
(+) Minority Shareholders	774	778	-1%	(29,100)	-103%	(434)	(6,070)	-93%
(-) Alphaville Effect Result	(20,738)	(6,595)	214%	(864,104)	-98%	(32,299)	(991,862)	-98%
Adjusted EBITDA	81,843	76,690	7%	85,970	-5%	296,702	309,248	-4%
Net Revenue	490,947	365,256	34%	489,853	0%	1,580,860	1,663,751	-5%
Adjusted EBITDA Margin	16.7%	21.0%	-433 bps	17.6%	-88 bps	18.8%	18.6%	18 bps
1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.
2) Gafisa segment EBITDA does not consider the impact of Alphaville equity income. In 4Q13 and 2013, the result of the sale of the participation in Alphaville is also excluded.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$356.2 million in 4Q14. The consolidated margin for the quarter was 39.8%, an increase of 450 bps compared to the result posted last year.

Table 16. Gafisa Segment – Results to be recognized (REF) (R$000)
	4Q14	3Q14	Q/Q(%)	4Q13	Y/Y(%)
Revenues to be recognized	894,344	1,157,390	-23%	1,550,618	-42%
Costs to be recognized (units sold)	(538,090)	(708,427)	-24%	(1,003,272)	-46%
Results to be recognized	356,254	448,963	-21%	547,346	-35%
Backlog Margin	39.8%	38.8%	100 bps	35.3%	450 bps

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.

Operating Results

Launches and Sales

Fourth quarter launches totaled R$241.5 million and included 6 projects/phases in the states of São Paulo, Rio de Janeiro and Bahia. In the 12M14, 14 projects were launched, reaching a PSV of R$613.3 million within the launch guidance range (R$600 - R$800 million), released earlier this year.

During 4Q14, gross sales reached R$192.9 million, while net pre-sales totaled R$126.6 million. In the 12M14, Tenda reached R$919.4 million in gross sales and R$396.0 million in net pre-sales. Sales from units launched during 4Q14 accounted for 22.4% of total sales. For the year, launches accounted for 44.2% of the total sold.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent on the ability to pass mortgages onto financial institutions.

Table 17. Tenda Segment – Launches and Pre-sales (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y(%)	12M14	12M13	Y/Y(%)
Launches	241,549	91,294	165%	88,379	173%	613,299	338,776	81%
Pre-Sales	126,594	35,892	253%	163,626	-23%	395,981	490,403	-19%

Sales over Supply (SoS)

In 4Q14, sales velocity (sales over supply) was 13.3%, and considering the last 12 months, Tenda SoS ended 4Q14 at 32.3%.

Below is a breakdown on Tenda SoS, divided between legacy and New Model throughout 2014.

Table 18. SoS Gross Revenue (Ex-Dissolutions)					Table 19. SoS Net Revenue
	1Q14	2Q14	3Q14	4Q14		1Q14	2Q14	3Q14	4Q14
New Model	29.8%	32.2%	20.3%	22.0%	New Model	18.8%	25.3%	11.8%	18.8%
Legacy projects	30.9%	35.8%	28.3%	17.5%	Legacy projects	-1.6%	17.7%	-2.0%	5.0%
Total	30.5%	34.3%	24.4%	20.2%	Total	6.4%	20.8%	4.8%	13.3%

Dissolutions

The level of dissolutions in the Tenda segment totaled R$66.3 million in 4Q14, a decrease of 11.7% from 4Q13 and of 54.7% compared to 3Q14. In the 12M14, dissolutions totaled R$523.4 million.

As expected, the amendment in the new sales accounting policy of August 2014 reduced the level of dissolutions during the period. Approximately 72.8% of the dissolutions in the period are related to old projects.

Table 20. PSV Dissolutions – Tenda Segment (R$ thousand and % of gross sales by model)
	1Q14	% GS	2Q14	% GS	3Q14	% GS	4Q14	% GS
New Model	34,715	36.8%	24,977	21.5%	31,640	42.1%	18,003	14.3%
Legacy projects	158,450	105.2%	92,637	50.6%	114,697	107.1%	48,281	71.7%
Total	193,164	78.9%	117,614	39.3%	146,337	80.3%	66,285	34.4%

Table 21. Tenda Segment – Net Pre-sales by Market (R$000)
	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	12M14
New Model
Gross Sales	-	-	-	-	13,656	57,011	59,713	84,491	94,365	116,302	75,172	125,571	411,411
Dissolutions	-	-	-	-	-	(2,126)	(7,433)	(6,293)	(34,195)	(25,135)	(31,640)	(18,003)	(108,973)
Net Sales	-	-	-	-	13,656	54,885	52,279	78,197	60,170	91,167	43,532	107,568	302,437
Legacy Projects
Gross Sales	249,142	344,855	293,801	287,935	225,646	270,677	223,909	154,197	150,566	183,040	107,056	67,308	507,970
Dissolutions	(339,58	(329,127)	(263,751)	(317,589)	(232,517)	(155,722)	(126,038)	(68,769)	(158,969)	(92,479)	(114,697)	(48,281)	(414,426)
Net Sales	(90,443)	15,728	30,050	(29,653)	(6,871)	114,956	97,872	85,429	(8,402)	90,561	(7,641)	19,026	93,544
Total
Dissolutions (Units)	3,157	2,984	2,202	2,509	1,700	1,172	924	491	1,270	820	948	428	3,466
Gross Sales	249,142	344,855	293,801	287,935	239,302	327,689	283,622	238,688	244,931	299,342	182,228	192,879	919,381
Dissolutions	(339,58	(329,127)	(263,751)	(317,589)	(232,517)	(157,848)	(133,471)	(75,062)	(193,164)	(117,614)	(146,337)	(66,285)	(523,400)
Net Sales	(90,443)	15,728	30,050	(29,653)	6,785	169,841	150,151	163,626	51,767	181,728	35,891	126,594	395,981
Total (R$)	(90,443)	15,728	30,050	(29,653)	6,785	169,841	150,151	163,626	51,767	181,728	35,891	126,594	395,981
MCMV	(95,759)	21,461	7,977	(3,630)	36,191	142,602	119,215	122,428	57,157	151,434	38,975	116,693	364,259
Out of MCMV	6,316	(5,733)	22,074	(26,023)	(29,406)	29,239	30,936	41,198	(5,390)	30,294	(3,084)	9,902	31,722

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to new qualified customers.

Tenda had 396 units cancelled and returned to inventory in the fourth quarter, and another 354 units already in inventory after dissolutions were resold to qualified customers during the same period. In the 12M14, nearly 80.0% of dissolutions related to the New Model were resold within the year. The sale and transfer process plays an important role in the New Tenda Business Model. It is expected that within a period of up to 90 days, the effective sale and transfer process will be complete.

Tenda Segment Transfers

In the 4Q14, 1,066 units were transferred to financial institutions, representing R$142.4 million in net pre-sales. In the 12M14, Tenda transferred 5,522 units, reaching R$715.7 million.

Table 22. Tenda Segment – PSV Transferred – Tenda (R$000)
	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	12M14
New Model	-	26,609	52,466	42,921	49,776	69,563	59,736	67,621	246,696
Legacy Projects	274,358	249,699	230,613	145,038	139,721	154,155	100,361	74,773	469,009
PSV transferred[1]	274,358	276,308	283,079	187,959	189,497	223,717	160,097	142,393	715,705
1) PSV transferred refers to the conclusion of the transfer operation.

Tenda Segment Delivered Projects

During 4Q14, Tenda delivered 7 projects/phases and 1,624 units, reaching a PSV of R$206,2 million. In the year, 6,264 units were delivered in 30 projects/phases, totaling a PSV of R$680,7 million. It is worth noting that from Tenda’s legacy projects, there are only 3 remaining construction sites, with 2,593 remaining units to be delivered.

Inventory

The market value of Tenda inventory was R$828.7 million at the end of the fourth quarter, up 16.3% when compared to R$712.4 million at the end of 3Q14. Inventory related to the remaining units for the Tenda segment totaled R$365.1 million or 44.1% of the total, down 5.5% over 3Q14 and 25.6% as compared to early 2014. During the period, inventory comprising units within the Minha Casa Minha Vida program totaled R$665.2 million, or 80.3% of total inventory, while units outside the program totaled R$163.5 million in the 4Q14, down 8.7% q-o-q and 28.5% y-o-y.

Table 23. Tenda Segment – Inventory at Market Value (R$000) – by Region
	Inventories FP 3Q14	Launches	Dissoluti ons	Pre-Sales	Price Adjustment + Others	Inventories FP 4Q14	% Q/Q
São Paulo	148,911	101,395	8,724	(47,092)	5,255	217,194	46%
Rio de Janeiro	182,281	72,750	17,099	(43,671)	(539)	227,920	25%
Minas Gerais	106,270	-	21,219	(14,755)	(4,772)	107,961	2%
Bahia & Pernambuco	129,243	67,405	7,495	(52,017)	1,492	153,618	19%
Others	145,653	-	11,747	(35,344)	(84)	121,972	-16%
Total Tenda	712,358	241,549	66,285	(192,879)	1,353	828,665	16%
MCMV	533,355	241,549	43,182	(159,874)	6,940	665,152	25%
Out of MCMV	179,003	-	23,103	(33,005)	(5,588)	163,514	-9%

Table 24. Tenda Segment – Inventory at Market Value (R$000) – Construction Status
	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 4Q14
New Model - MCMV	31,873	237,590	125,055	58,972	10,118	463,610
Legacy – MCMV	-	-	54,007	33,375	114,161	201,542
Legacy – Out of MCMV	-	-	-	2,214	161,300	163,514
Total Tenda	31,873	237,590	179,062	94,561	285,579	828,665
1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Fourth quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Tenda Segment Landbank

Tenda segment landbank, with a PSV of approximately R$4.0 billion, is comprised of 41 different projects/phases, of which 17% are located in São Paulo and Rio Grande do Sul states, 28% in Rio de Janeiro, 4% in Minas Gerais and 51% in the Northeast region, specifically in the states of Bahia and Pernambuco. Altogether these amount to more than 28 thousand units.

Table 25. Tenda Segment – Landbank (R$000)
	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo/South	665,129	3%	3%	0%	4,376	4,388
Rio de Janeiro	1,091,156	8%	8%	0%	7,653	7,705
Bahia & Pernambuco	2,035,062	16%	16%	0%	15,635	15,744
Minas Gerais	163,540	62%	62%	0%	1,010	1,092
Total	3,954,886	14%	14%	0%	28,673	28,929

Table 26. Tenda Segment – Changes in the Landbank (3Q14 x 4Q14 - R$000)
	Initial Landbank	Land Acquisition	Dissolutions	Launches	Adjusts	Final Landbank
São Paulo/South	690,949	72,937	-	101,395	2,638	665,129
Rio de Janeiro	772,183	390,182	-	72,750	1,541	1,091,156
Northeast	1,723,261	374,522	-	67,405	4,684	2,035,062
Minas Gerais	182,305	-	-	-	(18,765)	163,540
Total	3,368,697	837,641	-	241,549	(9,901)	3,954,886

In 4Q14, the Company acquired 9 new land plots with potential PSV of R$837.6 million, representing an acquisition cost of R$66.6 million. Of this land, 100% was acquired in cash.

New Model Update and Turnaround

During 2014, Tenda launched projects under its New Business Model, which is based on three pillars: operational efficiency, risk management, and capital discipline. Currently, the Company continues to operate in four regions: São Paulo, Rio de Janeiro, Minas Gerais and Northeast (Bahia and Pernambuco states), with a total of 21 projects and a launched PSV of R$927.2 million to date. Below is a brief description of the performance of these projects, except for projects launched at the end of 4Q14.

Table 27. Tenda – New Model Monitoring 2013 and 2014
	Novo Horizonte	Vila Cantuária	Itaim Paulista	Verde Vida F1	Jaraguá	Viva Mais	Campo Limpo
Launch	mar-13	mar-13	may-13	jul-13	aug-13	nov-13	dec-13
Local	SP	BA	SP	BA	SP	RJ	SP
Units	580	440	240	339	260	300	300
Total PSV (R$ thousand)	67.8	45.9	33.1	37.9	40.9	40.4	48.0
Sales	580	437	240	320	258	234	298
% Sales	100%	99%	100%	94%	99%	78%	99%
SoS Avg (Month)	14.1%	5.6%	8.3%	6.4%	11.8%	5.8%	9.5%
Transferred	580	429	240	304	256	186	290
% Transferred (Sales)	100%	98%	100%	95%	99%	79%	97%
Work Progress	100%	100%	100%	83%	100%	96%	82%

	Verde Vida F2	Pq. Rio Maravilha	Candeias	Pq das Flores	Palácio Imperial	Vila Florida	Rio da Prata	Recanto Abrantes	Monte Alegre	Pq. Santo André	Res. das Palmeiras	Terra Brasilis	Vila Atlântica	Reserva das Árvores
Lançamento	fev-14	mar-14	mar-14	abr-14	mai-14	mai-14	ago-14	set-14	out-14	nov-14	dez/14	dez/14	dez/14	dez/14
Local	BA	RJ	PE	SP	RJ	MG	RJ	BA	SP	SP	SP	BA	BA	RJ
Unidades	340	440	432	100	259	432	312	340	200	160	260	300	240	500
VGV Total
(R$ Mil)	42.4	63.8	58.8	16.4	38.6	60.4	49.6	41.7	31.0	28.8	41.6	36.8	30.6	72.8
Unidades	223	200	205	92	32	135	101	95	46	15	-	-	-	-
Vendidas
% Vendas	66%	45%	47%	92%	12%	35%	32%	30%	15%	5%	-	-	-	-
VSO Médio	6.1%	4.9%	5.2%	11.3%	1.6%	4.5%	6.6%	9.9%	6.8%	4.0%	-	-	-	-
(Mês)
Repasses	177	163	157	87	0	102	68	55	25	0	-	-	-	-
% Repasses	79%	82%	77%	95%	0%	76%	67%	58%	54%	0%	-	-	-	-
(Vendas)
Andamento	83%	78%	26%	79%	3%	2%	26%	22%	33%	17%	-	-	-	-
de Obra

The run-off of legacy projects is on schedule and expected to be mostly concluded in 2015, with all remaining units to be delivered until the end of the first half.

Financial Result

Revenues

Tenda’s net revenue in 4Q14 totaled R$158.3 million, an increase of 22.8% compared with the previous quarter. The growth reflects the lower level of dissolutions in the period. As shown in the table below, revenues from new projects accounted for 69.4% of Tenda’s revenues in 4Q14, while revenues from older projects accounted for the remaining 30.6%. In the 12M14, Tenda recorded net income of R$570.1 million, of which R$315.6 million, or 55.4%, is related to the New Business Model.

Table 28. Tenda – Pre-Sales and Recognized Revenues (R$000)
		4Q14				4Q13
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2014	92,638	73%	53,475	34%	-	0%	-	0%
2013	14,929	12%	56,375	36%	74,587	46%	42,927	20%
2012	-	0%	-	0%	-	0%	-	0%
≤ 2011	19,026	15%	48,479	31%	89,039	54%	148,878	69%
Landbank Sale	-	0%	-	0%	-	0%	23,092	11%
Total	126,594	100%	158,328	100%	163,626	100%	214,897	100%
Legacy	19,026	15%	48,479	31%	89,039	54%	171,970	80%
New Model	107,568	85%	109,850	69%	74,587	46%	42,927	20%

Gross Profit & Margin

Gross profit in 4Q14 reached R$49.5 million, compared to R$22.1 million in 3Q14, and R$47.6 million in the previous year. Gross margin for the quarter reached 31.3%, compared to 17.2% in 3Q14 and 22.1% in the prior-year period. The year-over-year improvement in gross margin is due to the increased participation of projects launched under the New Business Model, which have higher margins and profitability on Tenda’s revenue levels, as has been observed in recent quarters and more noticeably in 2014.

The adjusted gross margin ended the 4Q14 at 28.6%, slightly down from the 29.8% recorded in the previous quarter. For the year, the adjusted gross margin was 26.9%, higher than the result of 15.0% reached in 2013, due to the increased contribution from the New Business Model.

Below is Tenda’s gross margin breakdown in 4Q14. It is worth noting that the gross margin for the first projects under Tenda’s New Business Model also benefits from the use of landbank acquired in the past, resulting in increased profitability.

Table 29. Tenda – Gross Margin (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Net Revenue	158,329	128,935	23%	214,897	-26%	570,138	817,460	-30%
Gross Profit	49,533	22,130	124%	47,570	4%	125,890	65,244	93%
Gross Margin	31.3%	17.2%	1412 bps	22.1%	915 bps	22.1%	8.0%	1410 bps
(-) Financial Costs	4,271	(16,328)	-126%	(13,644)	-131%	(27,198)	(57,439)	-53%
Adjusted Gross Profit	45,262	38,458	18%	61,214	-26%	153,088	122,683	25%
Adjusted Gross Margin	28.6%	29.8%	-124 bps	28.5%	10 bps	26.9%	15.0%	1190 bps

Selling, General, and Administrative Expenses (SG&A)

During 4Q14, selling, general and administrative expenses totaled R$35.4 million, a 24.7% decrease compared to R$47.1 million in 4Q13, and slightly higher than in 3Q14. For the year the reduction was 19.9%, with selling, general and administrative expenses totaling R$140.1 million.

Selling expenses totaled R$11.2 million in 4Q14, a 33.8% decrease y-o-y, due to the consolidation of sales through the segment’s own stores and the lower sales volume in the period. In the 12M14, selling expenses were reduced by 31.7%, reaching R$53.0 million.

Regarding G&A expenses, there was a reduction of 19.6% compared to 4Q13, reaching R$24.2 million. In the 12M14, G&A expenses reached R$87.1 million, down 10.5% compared to the 12M13.

Table 30. Tenda – SG&A Expenses (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Selling Expenses	11,212	15,311	-27%	16,930	-34%	52,978	77,556	-32%
General & Admin Expenses	24,235	18,856	29%	30,130	-20%	87,073	97,303	-11%
Total SG&A Expenses	35,447	34,167	4%	47,060	-25%	140,051	174,859	-20%
Launches	241,549	91,294	165%	88,379	173%	613,299	338,776	81%
Net Pre-Sales	126,594	35,892	253%	163,626	-23%	395,981	490,403	-19%
Net Revenue	158,329	128,935	23%	214,897	-26%	570,138	817,460	-30%

The Other Operating Revenues/ Expenses line totaled an expense of R$25.5 million, an increase of 117.6% compared to the 3Q14, and 177.6% compared to the previous year, mainly due to the write-off of assets related to a revision of Tenda’s judicial deposits. The table below contains more details on the breakdown of this expense.

Table 31. Tenda Segment – Other Revenues/Operating Expenses (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Litigation Expenses	(14,331)	(11,737)	22.1%	(3,983)	260%	(51,195)	(18,133)	182%
Other	(11,199)	2	-	(5,214)	115%	(11,041)	(6,686)	65%
Total	(25,530)	(11,735)	118%	(9,197)	178%	(62,236)	(24,819)	151%

Over the past two years, the strong volume of deliveries related to delayed projects were instrumental in increasing the level of contingencies in the Tenda segment. With the last projects related to legacy planned to be delivered until the end of the first half, coupled with the increased contribution of the good operational performance of the New Model, the Company expects to see a reduction in the volume of such expenses over the coming years.

Adjusted EBITDA

Adjusted EBITDA was negative R$30.9 million in 4Q14, compared to positive R$13.8 million last year and negative R$9.8 million in 3Q14. For the year, adjusted EBITDA was negative R$67.5 million, compared to negative R$45.6 million last year.

Y-o-Y, despite the significant expansion of the adjusted gross margin and the reduction of the expense structure, Tenda’s EBITDA was impacted by the lower level of revenues, due to the resumption of launches levels only in 2013, and the increase in the level of expenses related to contingencies.

Table 32. Tenda – Adjusted EBITDA (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Net (Loss) Profit	(28,774)	(25,220)	14%	12,457	-331%	(109,437)	(118,361)	-8%
(+) Financial Results	(1,031)	(5,058)	-80%	2,274	-145%	(7,332)	3,812	-292%
(+) Income taxes	(1,085)	374	-390%	(3,024)	-64%	6,328	8,651	-27%
(+) Depreciation & Amortization	4,191	3.971	6%	3,281	28%	15,644	11,526	36%
(+) Capitalized interests	(4,271)	16,328	-126%	13,644	-131%	27,198	57,439	-53%
(+) Expenses with Stock Option	526	286	84%	52	912%	838	156	437%
Plan
(+) Minority Shareholders	(412)	(509)	-19%	190	-317%	(742)	6,305	-112%
(-) Alphaville Effect Result	-	-	-	(15,113)	-100%	-	(15,113)	-100%
Adjusted EBITDA	(30,856)	(9,828)	214%	13,761	-324%	(67,503)	(45,585)	48%
Net Revenue	158,329	128,935	23%	214,897	-26%	570,138	817,460	-30%
Adjusted EBITDA Margin	-19.5%	-7.6%	-1187 bps	6.4%	-2589 bps	-11.8%	-5.6%	620 bps
1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.
2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the sale of the participation in Alphaville was excluded, which was allocated to Tenda.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$40.2 million in 4Q14. The consolidated margin for the quarter was 30.7%.

Table 33. Results to be recognized (REF) (R$000)
	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)
Revenues to be recognized	130.851	139.318	-6%	244.789	-47%
Costs to be recognized (units sold)	(90.661)	(99.308)	-9%	(178.001)	-49%
Results to be Recognized	40.190	40.010	0%	66.789	-40%
Backlog Margin	30.7%	28.7%	200 bps	27.3%	340 bps

BALANCE SHEET AND CONSOLIDATED FINANCIAL RESULTS

Cash and Cash Equivalents

On December 31, 2014, cash and cash equivalents, and securities, totaled R$1.2 billion.

Accounts Receivable

At the end of the 4Q14, total consolidated accounts receivable decreased 29.2% y-o-y to R$2.9 billion, and was 11.7% below the R$3.3 billion recorded in the 3Q14.

Gafisa and Tenda segments have approximately R$427.9 million in accounts receivable from finished units, out of which R$223.1 million is currently being transferred to financial institutions.

Table 34. Total Receivables (R$000)
	4Q14	3Q14	Q/Q(%)	4Q13	Y/Y(%)
Receivables from developments (off balance sheet)	1,064,033	1,345,831	-21%	1,863,423	-43%
Receivables from PoC – ST (on balance sheet)	1,440,498	1,575,922	-9%	1,909,877	-25%
Receivables from PoC – LT (on balance sheet)	384,821	355,292	8%	313,791	23%
Total	2,889,352	3,277,045	-12%	4,087,091	-29%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.
Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s cash generation was a highlight of the period. The Company ended the 4Q14 with operating cash flow of R$103.1 million, reaching R$298.6 million in the 12M14, reflecting: (i) the Company’s good performance in transferring/receiving process of units sold to financing agents (R$509.5 million was transferred during the period, totaling R$1.7 billion in the year), and; (ii) greater assertiveness and control over the Company’s business cycle, with a reduction in SG&A expenses; and (iii) the lower level of launches in the Gafisa segment in the last quarter, thus reducing related expenses.

Free cash generation for the period was positive again, reaching R$38.3 million. In the 12M14, excluding certain nonrecurring events, free cash generation was positive at R$81.0 million. The main non-recurring events that impacted free cash generation were: (i) R$119.3 million used in the share buyback program; (ii) the payment of R$63.6 million in taxes on the sale of Alphaville; and (iii) the payment of interest on own capital and dividends in the amount of R$163.0 million.

Table 35. Cash Generation (R$000)
	4Q13*	1Q14	2Q14	3Q14	4Q14
Availabilities	2,024,162	1,563,226	1,279,568	1,463,425	1,157,254
Change in Availabilities(1)	-	(460,937)	(283,658)	183,857	(306,200)
Total Debt + Investor Obligations	3,183,208	2,967,050	2,687,851	2,848,249	2,597,554
Change in Total Debt + Inventor Obligations (2)	-	(216,158)	(279,199)	160,399	(250,695)
Other Investments	64,241	329,524	332,711	332,711	426,509
Change in Other Investments (3)	-	265,284	3,187	-	93,798
Cash Generation in the period (1) - (2) + (3)	-	20,505	(1,273)	23,488	38,293
Cash Generation Final	-	20,505	19,233	42,721	81,014
* The 4Q13 data refers only to the final balance of the period, in order to help the reconciliation of changes in 2014 balances.

Liquidity

At the end of December 2014, the Company’s Net Debt/Equity ratio reached 47.1%, slightly higher than the 44.3% in the previous quarter.

Excluding project finance, the Net Debt/Equity ratio was negative 19.0%.

The Company's consolidated gross debt reached R$2.6 billion at the end of 4Q14, compared to R$2.8 billion at the end of 3Q14 and R$3.1 billion in 4Q13. As previously announced, the Company has been using part of the proceeds from the Alphaville transaction to reduce its gross debt. In the 4Q14, the Company amortized R$362.6 million in debt, of which R$145.4 million was project finance and other R$217.2 million was corporate debt. Considering the 12M14, the amount amortized was R$1.6 billion in gross debt maturing in 2014. Throughout the year there were disbursements of R$ 822.0 million, R$692 million in project finance and R$130 million in corporate debt , thus allowing for a net amortization in the year of R$783.1 million. It is worth noting that at the end of 2013, after the settlement of the sale of the 70% stake in Alphaville, the Company also amortized in the same period (December 2013) R$423 million of its debt.

Table 36. Debt and Investor Obligations (R$000)
	4Q14	3Q14	Q/Q(%)	4Q13	Y/Y(%)
Debentures – FGTS (A)	891,650	950,914	-6.2%	961,416	-7.3%
Debentures – Working Capital (B)	297,449	450,336	-33.9%	459,802	-35.3%
Project Financing SFH – (C)	1,128,514	1,146,570	-1.6%	1,088,258	3.7%
Working Capital (D)	268,911	283,349	-5.1%	550,052	-51.1%
Total (A)+(B)+(C)+(D) = (E)	2,586,524	2,831,169	-8.6%	3,059,528	-15.5%
Investor Obligations (F)	11,030	17,080	-35.4%	123,679	-91.1%
Total Debt (E)+(F) = (G)	2,597,554	2,848,249	-8.8%	3,183,207	-18.4%
Cash and Availabilities (H)	1,157,254	1,463,425	-20.9%	2,024,163	-42.8%
Net Debt (G)-(H) = (I)	1,440,300	1,384,824	4.0%	1,159,044	24.3%
Equity + Minority Shareholders (J)	3,058,403	3,129,137	-2.3%	3,214,483	-4.9%
(Net Debt) / (Equity) (I)/(J) = (K)	47.1%	44.3%	284 bps	36.1%	1104 bps
(Net Debt – Proj Fin) / Equity (I)-	-19.0%	-23%	382 bps	-28%	875 bps
((A)+(C))/(J) = (L)

The Company ended the fourth quarter of 2014 with R$1.1 billion in total debt due in the short term. It should be noted, however, that 69.9% of this volume relates to debt linked to the Company's projects.

Table 37. Debt Maturity (R$000)
			Until	Until	Until	Until	After
(R$000)	Average Cost (y.y.)	Total	Dec/15	Dec/16	Dec/17	Dec/18	Dec/18)
Debentures - FGTS (A)	TR + 9.25% - 9.8205%	891,650	342,538	349,556	199,556	-	-

Debentures – Working Capital	CDI + 1.90% - 1.95% /	297,449	161,849	26,222	45,134	64,244	-
(B)	IPCA + 7.96%
	TR + 8.30% - 11.00% /
Project Financing SFH (C)		1,128,514	398,687	408,890	232,382	88,555	-
	117.0% - 120.0% CDI
	CDI + 2.20% / 117.9%
Working Capital (D)		268,911	151,371	97,318	20,222	-	-
	CDI
Total (A)+(B)+(C)+(D) = (E)		2,586,524	1,054,445	881,986	497,294	152,799	-
Investor Obligations (F)	CDI + 0,59%	11,030	6,317	3,573	1,140	-	-
Total Debt (E)+(F) = (G)		2,597,554	1,060,762	885,559	498,434	152,799	-
% Total Maturity per period			41%	34%	19%	6%	-
Volume of maturity of Project finance as % of total debt
((A)+ (C))/ (G)			69.9%	85.6%	86.7%	58.0%	-
Volume of maturity of Corporate debt as % of total debt			30.1%	14.4%	13.3%	42.0%	-
((B)+(D) + (F))/ (G)
Ratio Corporate Debt / Mortgages		22% / 78%

Financial Results

Revenue

On a consolidated basis, net revenue in the 4Q14 totaled R$649.3 million, up 31.4% over the previous quarter and slightly down from the prior-year quarter. In the 12M14 total net revenue was R$2.1 billion.

In the 4Q14, the Gafisa segment represented 75.6% of consolidated revenues, while Tenda accounted for 24.4%. For the year, Gafisa accounted for 73.5% while Tenda accounted for 26.5% of consolidated revenues.

Gross Profit & Margin

Gross profit in 4Q14 was R$150.6 million, compared to R$128.9 million in 3Q14, and R$222.0 million in the previous year. Gross margin for the quarter reached 23.2%, down 830 bps over the previous year. Adjusted gross profit reached R$196.1 million, with a margin of 30.2%, compared to 36.4% in the 3Q14 and 37.9% in the previous year, which was, as explained above, the result of some non-recurring adjustments held in the last quarter of the year. In the 12M14 adjusted gross profit reached R$713.3 million with a gross margin of 33.2%, versus R$774.7 million and an adjusted gross margin of 31.2% recorded last year. Excluding these  adjustments, adjusted gross margin was 37.1% and 37.4% in the 4Q14 and 2014, respectively.

The gross margin has improved along the last two years as Gafisa and Tenda legacy projects are concluded, reducing their effect on the Company’s results. At the same time, projects launched in core markets and under the new Tenda business model, which are more profitable, had a larger contribution to the Company’s consolidated results over the past quarters.

Table 38. Gafisa Group – Gross Margin (R$000)

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Net Revenue	649,276	494,191	31%	704,750	-8%	2,150,998	2,481,211	-13%
Gross Profit	150,647	128,853	17%	221,999	-32%	541,752	617,445	-12%
Gross Margin	23.2%	26.1%	-290 bps	31.5%	-830 bps	25.2%	24.9%	30 bps
( - ) Financial Costs	(45,421)	(51,067)	-11%	(44,875)	1%	(171,590)	(157,211)	9%
Adjusted Gross Profit	196,068	179,920	9%	266,874	-27%	713,342	774,656	-8%
Adjusted Gross Margin	30.2%	36.4%	-621 bps	37.9%	-767 bps	33.2%	31.2%	200 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$90.3 million in 4Q14. down 30.6% y-o-y. Compared with 3Q14. there was a slight increase of 2.7%. For the year, selling, general and administrative expenses totaled R$359.9 million, 19.9% lower than in 2013.

Table 39. Gafisa Group – SG&A Expenses (R$000)

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Selling Expenses	37,142	37,024	0%	53,857	-31%	148,041	215,649	-31%
General & Admin Expenses	53,182	50,887	5%	76,264	-30%	211,906	234,023	-9%
Total SG&A Expenses	90,324	87,911	3%	130,121	-31%	359,947	449,672	-20%
Launches	241,549	510,428	-53%	767,534	-69%	1,636,311	1,424,117	15%
Net Pre-Sales	303,888	230,784	32%	618,083	-51%	1,207,013	1,451,603	-17%
Net Revenue	649,276	494,191	31%	704,750	-8%	2,150,998	2,481,211	-13%

With the turnaround process coming to an end, the Company is seeking to streamline its cost and expense structure and SG&A. In the coming quarters, the Company is looking to improve productivity and increase the efficiency and assertiveness of its operations.

It is worth noting that in 2014 certain non-recurring expenses were incurred. These were recorded in previous quarters, as advisory services to the Alphaville operation (R$4.4 million), and were also due to the Gafisa and Tenda separation process (R$10.7 million). Excluding these effects, general and administrative expenses totaled R$196.8 million in the 12M14, a decrease of 15.9% compared to the previous year.

The Other Operating Revenues/ Expenses line totaled an expense of R$48.7 million, down 78.4% compared to the 3Q14, and 15.3% compared to the previous year.

The table below contains more details on the breakdown of this expense.

Table 40. Gafisa Group – Other Operating Revenues/ Expenses (R$000)

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y(%)	12M14	12M13	Y/Y(%)
Litigation expenses	(35,781)	(25,487)	40%	(31,014)	15%	(113,064)	(78,402)	44%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	(3,816)	-	-	-	-	(17,679)	-	-
Other	(9,127)	(1,827)	400%	(11,248)	-19%	(10,606)	(7,708)	38%
Total	(48,724)	(27,314)	78%	(42,262)	15%	(141,349)	(86,110)	64%

Consolidated Adjusted EBITDA

Adjusted EBITDA totaled R$71.7 million in the 4Q14, considering the Alphaville equity income impact. Consolidated adjusted EBITDA margin, using the same criteria, was 11.1%, compared with a 19.7% margin reported in the previous year and 14.9% reported in 3Q14. In the 12M14. consolidated EBITDA was R$261.5 million, with a margin of 12.2%.

Table 41. Gafisa Group – Consolidated Adjusted EBITDA (R$000)

	4Q14	3Q14	Q/Q(%)	4Q13	Y/Y(%)	12M14	12M13	Y/Y(%)
Net (Loss) Profit	8,045	(9,954)	-181%	921,284	-99%	(42,549)	867,444	-105%
(+) Financial Results	(10,096)	8,028	-226%	31,190	-132%	8,918	162,503	-95%
(+) Income taxes	(12,157)	9,163	-233%	(17,636)	-31%	15,275	2,812	443%
(+) Depreciation & Amortization	37,537	11,715	220%	24,441	54%	79,251	63,014	26%
(+) Capitalized interests	45,421	51,067	-11%	44,875	1%	171,590	157,211	9%
(+) Expenses with Stock Option Plan	2,613	3,172	-18%	3,704	-29%	30,189	17,419	73%
(+) Minority Shareholders	362	272	33%	(28,909)	-101%	(1,176)	235	-600%
(-) Sale of AUSA	-	-	-	(840,010)	-	-	(840,010)	-
Adjusted EBITDA	71,725	73,463	-2%	138,939	-48%	261,498	430,628	-39%
Net Revenue	649,276	494,191	31%	704,750	-8%	2,150,998	2,481,211	-13%
Adjusted EBITDA Margin	11.0%	14.9%	-382 bps	19.7%	-867 bps	12.2%	17.4%	-520 bps

1) EBITDA adjusted by expenses associated with stock option plans. as this is a non-cash expense.

2) Consolidated EBITDA considers the equity income from Alphaville.

* In 4Q13. the result of the AUSA operation was discounted and reflects the equity participations in each period: 30% in 4Q14 and 3Q14; 100% in 4Q13.

Depreciation and Amortization

Depreciation and amortization in the 4Q14 reached R$37.5 million, an increase of 53.6%, compared to R$24.4 million recorded in the 4Q13. In the 12M14, this line totaled R$79.2 million, compared to R$63.0 million recorded a year ago. In 4Q14, due to the full incorporation of a subsidiary, there was a non-recurring impact of R$ 14.5 million related to goodwill amortization.

Financial Results

Net financial result was positive R$10.1 million in the 4Q14, a sharp improvement compared to a net financial result of negative R$31.2 million in 4Q13. The result compared with a net financial result of negative R$8.0 million in the 3Q14. Financial revenues totaled R$38.2 million, a 34.4% y-o-y increase due to the higher average interest rates in the period. Financial expenses reached R$28.1 million, compared to R$59.6 million in 4Q13, impacted by the decrease in the level of gross indebtness in the period. For the year, financial revenues were R$156.8 million and financial expenses were R$165.7 million, resulting in a negative net balance of R$8.9 million, compared to a net result of negative R$162.5 million in the same period last year.

Taxes

Income taxes, social contribution and deferred taxes for 4Q14 amounted to a credit of R$12.2 million. This related to a deferred income tax constitution of R$12.4 million, due to the Company’s new outlook of future profitability and taxable income for the coming years. In the year, expense with income tax and social contribution was R$15.3 million.

Net Income

Gafisa Group ended the 4Q14 with a net profit of R$8.0 million. Excluding the equity income from Alphaville, the Company recorded net loss of R$12.7 million in the quarter, compared to a net profit of R$42.1 million recorded in 4Q13. In the 12M14, net income was negative R$42.5 million, compared to a net loss of
R$27.4 million in the previous year.

Table 42. Consolidated – Net Income (R$000)

	4Q14	3Q14	Q/Q(%)	12M14	12M13	Y/Y(%)
Net Revenue	649,276	704,750	-8%	2,150,998	2,481,211	-13%
Gross Profit	150,647	221,999	-32%	541,752	617,445	-12%
Gross Margin	23.2%	31.5%	-830 bps	25.2%	24.9%	30 bps
Adjusted Gross Profit[1]	196,068	266,874	-27%	713,342	774,656	-8%
Adjusted Gross Margin[1]	30.2%	37.9%	-770 bps	33.2%	31.2%	200 bps
Adjusted EBITDA[2]	71,725	978,949	-94%	261,498	1,270,638	-80%
(-) AUSA Effect Result	-	(840,010)	-	-	(840,010)	-
Adjusted EBITDA[3] (ex- the sale of AUSA)	71,725	138,939	-48%	261,498	430,628	-39%
Adjusted EBITDA Margin	11.0%	19.7%	-867 bps	12.2%	17.4%	-520 bps
Net Income (ex- the sale of AUSA)	8,045	81,274	-90%	(42,549)	27,434	-255%
( - ) Alphaville Equity Income	(20,738)	(39,207)	-47%	(32,299)	(166,965)	-81%
Net Income (ex- AUSA Sale and Equity Income)	(12,693)	42,067	-130%	(74,848)	(139,531)	46%

1) Adjusted by capitalized interests;

2) EBITDA adjusted by expenses associated with stock option plans. as this is a non-cash expense;

3) Consolidated EBITDA includes the effect of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$396.4 million in the 4Q14. The consolidated margin for the quarter was 38.7%.

Table 43. Gafisa Group – Results to be recognized (REF) (R$000)

	4Q14	3Q14	Q/Q(%)	4Q13	Y/Y(%)
Revenues to be recognized	1,025,195	1,296,708	-21%	1,795,408	-43%
Costs to be recognized (units sold)	(628,751)	(807,735)	-22%	(1,181,273)	-47%
Results to be Recognized	396,444	488,973	-19%	614,135	-35%
Backlog Margin	38.7%	37.7%	96 bps	34.2%	446 bps

Alphaville net profit reached R$ 90 million in 4Q2014

São Paulo, February 27th, 2015 – Alphaville Urbanismo SA releases its results for the 4th quarter and full year 2014.

Financial Results

During 4Q14, net revenues were R$ 378 million, 6.2% above 4Q13 and 81% higher than the previous quarter. Net profit in the fourth quarter was R$ 90 million, 43% higher than the same period of 2013, and 311% above 3Q14.

	4Q14	4Q13		3Q14
		R$	∆	R$	∆
Net revenue	378	356	6.2%	209	81%
Net profit	90	63	43%	22	311.3%
Net margin	23.9%	17.7%		10.5%

  Alphaville ended the year of 2014 with consolidated net revenues reaching R$ 958 million, in line with the amount recorded in 2013. Net profit totaled was R$ 129 million, 26.6% below the result of last year.

	FY14	FY13	∆
Net revenue	958	959	0.0%
Net profit	129	176	-26.6%
Net margin	13.5%	18.4%

The lower net profit in 2014, when compared to 2013, is a result of:

-         lower inflation rate on receivables (IGPM);

-         non-recurring expenses associated to the spin-off of the back office from Gafisa;

-         higher financial expenses associated with increased leverage and interest rates indices.

Due to the mismatch in the closing schedule and auditing process of the Companies’ financial statements, the equity income recorded in Gafisa’s result was recognized based on AUSA’s preliminary balance sheet and, therefore, the investment balance does not reflect the 30% stake in the shareholder’s equity. Considering AUSA’s final report, a positive adjustment of R$6.4 million in 1T15 will be recognized.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164.

OUTLOOK

On October 20, 2014, the Company disclosed, in a Material Fact, a revision to its 2014 launch guidance ("Guidance") for the Gafisa segment, due to ongoing uncertainties in the current economic environment. This change in the projected volume of launches also affected guidance for the ratio of Administrative Expenses to Launch Volumes for the Gafisa segment, as well as projected consolidated launches.

Launches in 2014 totaled R$1.636 million, representing 88.4% of the midpoint of full year guidance. Gafisa segment accounted for 62.5% of launches, reaching R$1.023 million and being slightly below the guidance, and Tenda represented the remaining 37.5% with R$613.3 million, in line with the projections presented.

Launch Guidance (2014)

Table 44. Guidance – Launches (2014)

	Guidance (2014)	Revision	Actual Figures 12M14	12M14Y / Midpoint of Guidance
Consolidated Launches	R$2.1 – R$2.5 bn	R$1.7 – R$2.0 bn	1,636.3 million	88%
Breakdown by Brand
Gafisa Launches	R$1.5 – R$1.7 bn	R$1.1 – R$1.2 bn	1,023.0 million	89%
Tenda Launches	R$600– R$800 mn	R$600– R$800 mn	613.3 million	88%

With the completion of the sale of the Alphaville stake in 2013, the Company began 2014 in a comfortable liquidity position. As reported in this release, the Company’s Net Debt/Equity ratio remained stable throughout the year in 2014 and ended in 47.1%. Given this scenario, and considering the Company's business plan for the coming years, the Company expects consolidated leverage to remain between 55% - 65%, as measured by the Net Debt/Equity ratio.

Table 45. Guidance – Leverage (2014)

	Guidance (2014)	Revision	Actual Figures 12M14	12M14Y / Midpoint of Guidance
Consolidated Data	55% - 65% Net Debt / Equity	55% - 65% Net Debt / Equity	47.1%	OK

Also on October 20, the Company withdrew its guidance for 2014 of Administrative Expenses to Launch Volumes for Gafisa. With the reduction in launch guidance for 2014, the Company was unable to meet this projection.

Table 46. Guidance – Administrative Expenses/Launches Volume (2014)

	Guidance (2014E)	Revision
Gafisa	7.5%	Not applicable
Tenda	Not applicable	Not applicable

For 2015, due to the deterioration of the economic environment over the past few months, the Company, in a prudent and transparent manner, opted for withdrawing that guidance, waiting for further accommodation of the country’s economic scenario.

Table 47. Guidance – Administrative Expenses/Launches Volume (2015E)

	Guidance (2015E)	Revision
Gafisa	7.5%	Not applicable
Tenda	7.0%	Not applicable

Finally, the Company defined as a benchmark for profitability the Return on Capital Employed (ROCE), and it expects that in the next three-year period this ratio shall be between 14% - 16% for both the Tenda and Gafisa segments.

Table 48. Guidance – Return on Capital Employed (3 years)

	Guidance (3 years)	Revision
Gafisa	14% - 16%	14% - 16%
Tenda	14% - 16%	14% - 16%

FINANCIAL STATEMENTS GAFISA SEGMENT

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Net Revenue	490,947	365,256	34%	489,853	0%	1,580,860	1,663,751	-5%
Operating Costs	(389,833)	(258,533)	51%	(315,424)	24%	(1,164,998)	(1,111,550)	5%
Gross Profit	101,114	106,723	-5%	174,429	-42%	415,862	552,201	-25%
Gross Margin	20,6%	29,2%	-860 bps	35,6%	-1500 bps	26,3%	33,2%	-690 bps
Operating Expenses	(83,658)	(68,801)	23%	231,351	-137%	(324,211)	(35,623)	812%
Selling Expenses	(25,930)	(21,713)	19%	(36,927)	-30%	(95,063)	(138,093)	-31%
General and Administrative Expenses	(28,947)	(32,031)	-10%	(46,134)	-37%	(124,833)	(136,720)	-9%
Other Operating Revenues/Expenses	(23,194)	(15,579)	49%	(33,065)	-30%	(79,113)	(61,291)	29%
Depreciation and Amortization	(33,346)	(7,744)	331%	(21,160)	58%	(63,607)	(51,488)	24%
Equity income	27,759	8,266	236%	(7,216)	-485%	38,405	(23,884)	-261%
Result of investment revaluated by fair value	-	-	-	375,853	-	-	375,853	-100%
Operational Result	17,456	37,922	-54%	405,780	-96%	91,651	516,578	-82%
Financial Income	22,218	20,583	8%	16,488	35%	98,121	43,548	125%
Financial Expenses	(13,153)	(33,669)	-61%	(45,404)	-71%	(114,371)	(202,239)	-43%
Net Income Before Taxes on Income	26,521	24,836	7%	376,864	-93%	75,401	357,887	-79%
Deferred Taxes	(1,315)	(1)	131400%	22,331	-106%	(1,699)	22,012	-108%
Income Tax and Social Contribution	12,387	(8,788)	-241%	(7,719)	-260%	(7,248)	(16,173)	-55%
Net Income After Taxes on Income	37,593	16,047	134%	391,476	-90%	66,454	363,726	-82%
Profit from Operations Available for Sale	-	-	-	488,251	-100%	-	616,009	-100%
Minority Shareholders	774	781	-1%	(29,100)	-103%	(434)	(6,070)	-93%
Net Result	36,819	15,266	141%	908,827	-96%	66,888	985,805	-93%

FINANCIAL STATEMENTS TENDA SEGMENT

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Net Revenue	158,329	128,935	23%	214,897	-26%	570,138	817,460	-30%
Operating Costs	(108,796)	(106,805)	2%	(167,327)	-35%	(444,248)	(752,216)	-41%
Gross Profit	49,533	22,130	124%	47,570	4%	125,890	65,244	93%
Gross Margin	31,3%	17,2%	1412 bps	22,1%	915 bps	22,1%	8,0%	1410 bps
Operating Expenses	(80,835)	(52,543)	52%	(50,786)	57%	(237,073)	(179,950)	31%
Selling Expenses	(11,212)	(15,311)	-27%	(16,930)	-34%	(52,978)	(77,556)	-32%
General and Administrative Expenses	(24,235)	(18,856)	29%	(30,130)	-20%	(87,073)	(97,303)	-11%
Other Operating Revenues/Expenses	(25,530)	(11,735)	118%	(9,197)	178%	(62,236)	(24,819)	151%
Depreciation and Amortization	(4,191)	(3,971)	6%	(3,281)	28%	(15,644)	(11,526)	36%
Equity pickup	(15,667)	(2,670)	487%	8,752	-279%	(19,142)	31,254	-161%
Operational Result	(31,302)	(30,413)	3%	(3,216)	873%	(111,183)	(114,706)	-3%
Financial Income	15,942	15,890	0%	11,909	34%	58,673	37,535	56%
Financial Expenses	(14,911)	(10,832)	38%	(14,183)	5%	(51,341)	(41,347)	24%
Net Income Before Taxes on Income	(30,271)	(25,355)	19%	(5,490)	451%	(103,851)	(118,518)	-12%
Deferred Taxes	1,851	860	115%	5,338	-65%	1,699	(1,134)	-250%
Income Tax and Social Contribution	(766)	(1,234)	-38%	(2,314)	-67%	(8,027)	(7,517)	7%
Net Income After Taxes on Income	(29,186)	(25,729)	13%	(2,466)	1084%	(110,179)	(127,169)	-13%
Profit from Operations Available for Sale	-	-	-	15,113	-	-	15,113	-
Minority Shareholders	(412)	(509)	-19%	190	-317%	(742)	6,305	-112%
Net Result	(28,774)	(25,220)	14%	12,457	-331%	(109,437)	(118,361)	-8%

CONSOLIDATED FINANCIAL STATEMENTS

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)	12M14	12M13	Y/Y (%)
Net Revenue	649,276	494,191	31%	704,750	-8%	2,150,998	2,481,211	-13%
Operating Costs	(498,629)	(365,338)	36%	(482,751)	3%	(1,609,246)	(1,863,766)	-14%
Gross Profit	150,647	128,853	17%	221,999	-32%	541,752	617,445	-12%
Gross Margin	23,2%	26,1%	-290 bps	31,5%	-830 bps	25,2%	24,9%	30 bps
Operating Expenses	(164,493)	(121,344)	36%	180,565	-191%	(561,284)	(215,573)	160%
Selling Expenses	(37,142)	(37,024)	0%	(53,857)	-31%	(148,041)	(215,649)	-31%
General and Administrative Expenses	(53,182)	(50,887)	5%	(76,264)	-30%	(211,906)	(234,023)	-9%
Other Operating Revenues/Expenses	(48,724)	(27,314)	78%	(42,262)	15%	(141,349)	(86,110)	64%
Depreciation and Amortization	(37,537)	(11,715)	220%	(24,441)	54%	(79,251)	(63,014)	26%
Equity pickup	12,092	5,596	116%	1,536	687%	19,263	7,370	161%
Result of investment revaluated by fair value	-	-	-	375,853	-	-	375,853	-100%
Operational Result	(13,846)	7,509	-284%	402,564	-103%	(19,532)	401,872	-105%
Financial Income	38,160	36,473	5%	28,397	34%	156,794	81,083	93%
Financial Expenses	(28,064)	(44,501)	-37%	(59,587)	-53%	(165,712)	(243,586)	-32%
Net Income Before Taxes on Income	(3,750)	(519)	623%	371,374	-101%	(28,450)	239,369	-112%
Deferred Taxes	536	859	-38%	27,669	-98%	-	20,878	-100%
Income Tax and Social Contribution	11,621	(10,022)	-216%	(10,033)	-216%	(15,275)	(23,690)	-36%
Net Income After Taxes on Income	8,407	(9,682)	-187%	389,010	-98%	(43,725)	236,557	-118%
Net Income from Discontinued Operations	-	-	0%	503,364	-100%	-	631,122	-100%
Minority Shareholders	362	272	33%	(28,910)	-101%	(1,176)	235	-600%
Net Result	8,045	(9,954)	-181%	921,284	-99%	(42,549)	867,444	-105%

BALANCE SHEET GAFISA SEGMENT

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)
Current Assets
Cash and cash equivalents	662,682	903,901	-27%	1,381,509	-52%
Receivables from clients	1,126,045	1,212,289	-7%	1,375,087	-18%
Properties for sale	1,144,604	1,298,367	-12%	959,199	19%
Other accounts receivable	179,103	191,596	-7%	207,423	-14%
Deferred selling expenses	9,711	13,517	-28%	27,123	0%
Land for sale	6,074	8,175	-26%	7,065	-14%
Financial Instruments	-	-	-	1,106	-100%
	3,128,219	3,627,845	-14%	3,958,512	-21%
Long-term Assets
Receivables from clients	358,721	332,124	8%	287,484	25%
Properties for sale	590,030	451,383	31%	461,160	28%
Financial Instruments	-	-	0%	(922)	-100%
Other	157,644	198,545	-21%	210,247	-25%
	1,106,395	982,052	13%	957,969	15%
Intangible	62,687	63,755	-2%	61,966	1%
Investments	1,912,233	1,898,323	1%	2,121,564	-10%

Total Assets	6,209,534	6,571,975	-6%	7,100,011	-13%

Current Liabilities
Loans and financing	530,851	440,892	20%	470,453	13%
Debentures	314,770	281,104	12%	354,271	-11%
Obligations for purchase of land and clients	279,987	348,970	-20%	338,044	-17%
Materials and service suppliers	71,670	62,865	14%	62,972	14%
Taxes and contributions	68,911	57,399	20%	146,962	-53%
Investor Obligations	9,935	9,935	0%	112,886	-91%
Other	339,413	352,048	-4%	520,209	-35%
	1,615,537	1,553,213	4%	2,005,797	-19%
Long-term Liabilities
Loans and financings	817,641	932,132	-12%	938,697	-13%
Debentures	484,712	710,811	-32%	657,386	-26%
Obligations for purchase of land and clients	80,069	55,072	45%	71,584	12%
Deferred taxes	26,809	44,515	-40%	47,022	-43%
Provision for contingencies	60,718	60,718	0%	67,480	-10%
Investor Obligations	7,145	7,145	0%	10,793	-34%
Other	59,445	80,129	-26%	87,658	-32%
	1,536,539	1,890,522	-19%	1,880,620	-18%
Shareholders' Equity
Shareholders' Equity	3,055,344	3,106,915	-2%	3,190,723	-4%
Minority Shareholders	2,114	21,325	-90%	22,871	-91%
	3,057,458	3,128,240	-2%	3,213,594	-5%
Total Liabilities and Shareholders' Equity	6,209,534	6,571,975	-6%	7,100,011	-13%

BALANCE SHEET TENDA SEGMENT

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)
Current Assets
Cash and cash equivalents	494,572	559,524	-12%	642,654	-23%
Receivables from clients	314,453	363,633	-14%	534,789	-41%
Properties for sale	551,213	570,304	-3%	482,820	14%
Other accounts receivable	114,352	131,971	-13%	113,118	1%
Land for sale	104,489	73,996	41%	107,782	-3%
	1,579,079	1,699,428	-7%	1,881,163	-16%
Long-term Assets
Receivables from clients	26,100	23,168	13%	26,307	-1%
Properties for sale	226,495	181,754	25%	191,235	18%
Other	76,629	89,770	-15%	79,751	-4%
	329,224	294,692	12%	297,293	11%
Intangible	37,431	39,596	-5%	37,678	-1%
Investments	179,455	203,766	-12%	225,702	-20%

Total Assets	2,125,189	2,237,482	-5%	2,441,836	-13%

Current Liabilities
Loans and financing	19,207	33,469	-43%	119,934	-84%
Debentures	189,617	109,335	73%	209,561	-10%
Obligations for purchase of land and clients	210,618	143,323	47%	70,330	199%
Materials and service suppliers	23,461	20,602	14%	16,370	43%
Taxes and contributions	71,251	79,485	-10%	106,362	-33%
Other	157,581	314,136	-50%	314,436	-50%
Long-term Liabilities	671,735	700,350	-4%	836,993	-20%

Loans and financings	29,726	23,426	27%	109,227	-73%
Debentures	200,000	300,000	-33%	200,000	0%
Obligations for purchase of land and clients	21,068	21,087	0%	8,391	151%
Deferred taxes	7,931	9,783	-19%	9,631	-18%
Provision for contingencies	69,734	65,062	7%	58,328	20%
Other	42,649	68,629	-38%	66,686	-36%
	371,108	487,987	-24%	452,263	-18%
Shareholders' Equity
Shareholders' Equity	1,058,477	1,024,864	3%	1,127,969	-6%
Minority Shareholders	23,869	24,281	-2%	24,611	-3%
	1,082,346	1,049,145	3%	1,152,580	-6%
Total Liabilities and Shareholders' Equity	2,125,189	2,237,482	-5%	2,441,836	-13%

CONSOLIDATED BALANCE SHEETS

	4Q14	3Q14	Q/Q (%)	4Q13	Y/Y (%)
Current Assets
Cash and cash equivalents	1,157,254	1,463,425	-21%	2,024,163	-43%
Receivables from clients	1,440,498	1,575,922	-9%	1,909,877	-25%
Properties for sale	1,695,817	1,868,671	-9%	1,442,019	17,6%
Other accounts receivable	271,319	184,842	47%	153,813	76%
Prepaid expenses and others	15,441	20,015	-23%	35,188	-56%
Land for sale	110,563	82,171	35%	114,847	-4%
	4,690,892	5,195,046	-10%	5,679,907	-17%
Long-term Assets
Receivables from clients	384,821	355,292	8%	313,791	23%
Properties for sale	816,525	633,137	29%	652,395	25%
Other	219,308	273,351	-20%	274,136	-20%
	1,420,654	1,261,780	13%	1,240,322	15%
Intangible	125,594	146,431	-14%	142,725	-12%
Investments	968,711	975,597	-1%	1,120,076	-14%

Total Assets	7,205,851	7,578,854	-5%	8,183,030	-12%

Current Liabilities
Loans and financing	550,058	474,361	16%	590,386	-7%
Debentures	504,387	390,439	29%	563,832	-11%
Obligations for purchase of land and clients	490,605	492,293	0%	408,374	20%
Materials and service suppliers	95,131	83,467	14%	79,342	20%
Taxes and contributions	114,424	108,722	5%	216,625	-47%
Investor Obligations	6,317	9,935	-36%	112,886	-94%
Other	509,945	562,118	-9%	711,578	-28%
	2,270,867	2,121,335	7%	2,683,023	-15%
Long-term Liabilities
Loans and financings	847,367	955,558	-11%	1,047,924	-19%
Debentures	684,712	1,010,811	-32%	857,386	-20%
Obligations for purchase of land and clients	101,137	76,159	33%	79,975	26%
Deferred taxes	34,740	54,299	-36%	56,652	-39%
Provision for contingencies	83,479	125,780	-34%	125,809	-34%
Investor Obligations	4,713	7,145	-34%	10,794	-56%
Other	120,433	98,630	22%	106,984	13%
	1,876,581	2,328,382	-19%	2,285,524	-18%
Shareholders' Equity
Shareholders' Equity	3,055,345	3,106,916	-2%	3,190,724	-4%
Minority Shareholders	3,058	22,221	-86%	23,759	-87%
	3,058,403	3,129,137	-2%	3,214,483	-5%
Liabilities and Shareholders' Equity	7,205,851	7,578,854	-5%	8,183,030	-12%

CASH FLOW

	4Q14	4Q13	12M14	12M13
Income Before Taxes on Income	(3,750)	371,372	(28,450)	239,367
Expenses (income) not affecting working capital	112,586	(378,284)	305,056	(192,506)
Depreciation and amortization	19,933	24,441	61,647	63,014
Impairment allowance	3,595	3,631	(6,089)	2,829
Writeff goodwill controlled company	17,604	962	17,604	962
Expense on stock option plan	6,429	3,704	34,006	17,419
Penalty fee over delayed projects	(1,545)	(20,302)	(6,867)	(21,719)
Unrealized interest and charges. net	21,941	(20,427)	69,355	28,477
Equity pickup	(12,092)	(1,536)	(19,263)	(7,370)
Revaluation Alphaville	-	(375,853)	-	(375,853)
Disposal of fixed asset	1,972	3,610	8,808	23,708
Warranty provision	6,181	(20,304)	(839)	(20,928)
Provision for contingencies	35,781	11,915	113,064	59,303
Profit sharing provision	8,855	33,416	35,006	59,651
Allowance (reversal) for doubtful debts	(4,954)	(21,371)	(14,616)	(27,102)
Writeoff Investments	5,748	-	5,748	-
Profit / Loss from financial instruments	3,138	(170)	7,492	5,103
Clients	98,738	208,874	391,625	260,557
Properties for sale	(52,470)	45,679	(462,417)	(189,968)
Other receivables	(22,413)	66,052	(11,574)	24,659
Deferred selling expenses and pre-paid expenses	4,573	6,977	19,743	26,497
Obligations on land purchases	23,289	(64,902)	103,392	(19,812)
Taxes and contributions	5,703	(18,098)	(26,088)	(31,158)
Accounts payable	11,664	(19,622)	15,789	(8,314)
Salaries. payroll charges and bonus provision	(23,143)	(10,608)	(66,166)	(47,517)
Other accounts payable	(71,819)	58,395	(51,843)	217,684
Current account operations	(33,694)	(3,171)	(37,732)	37,772
Paid taxes	(6,434)	(11,039)	(109,442)	(19,609)
Cash used in operating activities	42,830	251,624	41,893	297,651
Investments
Purchase of property and equipment	(36,276)	(20,643)	(88,532)	(80,993)
Redemption of securities. restricted securities and loans	3,229,662	(26,962)	5,617,231	3,681,342
Investments in marketable securities. restricted securities	(2,975,363)	(1,275,027)	(4,855,621)	(4,674,281)
Investments increase	40,560	(83,185)	29,026	(102,639)
Dividends receivables	(8,462)	327,431	49,849	342,176
Acquisition remaining portion from 20% in AUSA	-	-	-	(366,662)
Sale value of AUSA stake	-	1,254,521	-	1,254,521
Cash used in investing activities	250,121	176,135	751,953	53,464
Financing
Capital increase	-	2	-	4,868
Contributions from venture partners	(6,050)	(6,068)	(112,650)	(112,743)
Increase in loans and financing	155,431	546,156	822,123	1,783,183
Repayment of loans and financing	(422,011)	(976,155)	(1,363,855)	(2,134,555)
Stock repurchase	(61,704)	(31,369)	(115,265)	(71,339)
Dividend payments	(32,913)	-	(150,042)	-
Proceeds from subscription of redeemable equity interest	12,434	-	12,434	(5,089)
Mutual Operations	9,990	(19,758)	1,191	(32,449)
Sale of treasury shares	-	-	17,583	-
Result of sale of treasury shares	-	-	(10,664)	-
Net cash provided by financing activities	(344,823)	(487,191)	(899,145)	(568,123)
Net increase (decrease) in cash and cash equivalents	(51,872)	(59,432)	(105,299)	(217,008)
At the beginning of the period	161,767	274,625	215,194	432,201
At the end of the period	109,895	215,193	109,895	215,193
Net increase (decrease) in cash and cash equivalents	(51,872)	(59,432)	(105,299)	(217,008)

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues. we recognize revenues and expenses over a multiyear period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues. we recognize revenues and expenses over a multiyear period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

LandBank

Land that Gafisa holds for future development paid either in cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions. or lots. with prices ranging from R$150 to R$600 per square meter.

PoC Method

Under Brazilian GAAP. real estate development revenues. costs and related expenses are recognized using the percentage-of completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-Sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period. including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector. either to final customers or developers. at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system. we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established almost 60 years ago. we have completed and sold more than 1.100 developments and built more than 12 million square meters of housing under the Gafisa brand - more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders. Gafisa is also one of the most respected and best-known brands in the real estate market. recognized for its quality and consistency among potential homebuyers. brokers. lenders. landowners. competitors and investors. Our pre-eminent brands include Tenda. serving the affordable/entry-level housing segment. and we hold a 30% stake in Alphaville. one of the most important companies in the residential lots segment in Brazil. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 16, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer